     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 19, 1994

                                                  REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            FIRSTFED FINANCIAL CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

                   DELAWARE                                         95-4087449
         (STATE OR OTHER JURISDICTION                            (I.R.S. EMPLOYER
       OF INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NUMBER)

                             401 WILSHIRE BOULEVARD
                         SANTA MONICA, CALIFORNIA 90401
                                 (310) 319-6000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
             AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

                            ------------------------

                                 ANN E. LEDERER
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            FIRSTFED FINANCIAL CORP.
                             401 WILSHIRE BOULEVARD
                         SANTA MONICA, CALIFORNIA 90401
                                 (310) 319-6000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------
                          COPIES OF COMMUNICATIONS TO:

               DAVID K. ROBBINS                                  STANLEY F. FARRAR
   FRIED, FRANK, HARRIS, SHRIVER & JACOBSON                     SULLIVAN & CROMWELL
     725 SOUTH FIGUEROA STREET, SUITE 3890                    444 SOUTH FLOWER STREET
         LOS ANGELES, CALIFORNIA 90017                     LOS ANGELES, CALIFORNIA 90071

                            ------------------------
          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

- ---------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------
                                                                      PROPOSED MAXIMUM
        TITLE OF EACH                              PROPOSED MAXIMUM      AGGREGATE          AMOUNT OF
     CLASS OF SECURITIES          AMOUNT TO BE         OFFERING           OFFERING         REGISTRATION
      TO BE REGISTERED             REGISTERED          PRICE(1)           PRICE(1)             FEE
- ---------------------------------------------------------------------------------------------------------
  % Notes due   , 2004           $50,000,000.00       $1,000.00        $50,000,000.00       $17,241.38
- ---------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   SUBJECT TO COMPLETION, DATED JULY 18, 1994

                                  $50,000,000

[LOGO]                      FIRSTFED FINANCIAL CORP.
                                 % NOTES DUE 2004

     Interest on the     % Notes due 2004 to be issued by FFC is payable
semiannually on             and             of each year, beginning
  , 1995. The Notes are redeemable at any time after             , 199 , at the
option of FFC as a whole or from time to time in part, at the redemption prices set forth herein plus accrued interest to the date of redemption. The Notes will constitute unsecured and unsubordinated indebtedness of FFC and will rank equally and ratably with other unsecured and unsubordinated indebtedness of FFC.

     The Notes will be represented by one or more global Notes registered in the name of the nominee of The Depositary Trust Company. Beneficial interests in the global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. The Notes will be issued only in denominations of $1,000 and integral multiples thereof. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by FFC in immediately available funds. See "Description of Notes -- Same-Day Settlement and Payment."

     The Notes are a new issue of securities with no established trading market. FFC does not intend to list the Notes on any securities exchange. The Underwriters have advised FFC that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice.

     THE NOTES ARE NOT SAVINGS ACCOUNTS DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR NONBANK SUBSIDIARY OF FFC AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.

  PROSPECTIVE INVESTORS SHOULD REVIEW AND CONSIDER THE DISCUSSIONS UNDER "RISK
                                   FACTORS."
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
           OFFENSE.

- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------
                                              INITIAL PUBLIC      UNDERWRITING         PROCEEDS
                                            OFFERING PRICE(1)     DISCOUNT(2)        TO FFC(2)(3)
- ----------------------------------------------------------------------------------------------------
Per Note...................................         %                  %                  %
- ----------------------------------------------------------------------------------------------------
Total......................................    $50,000,000             $                  $
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from             , 1994.

(2) FFC has agreed to indemnify the Underwriters against and contribute toward certain liabilities, including liabilities under applicable securities laws. See "Underwriting".

(3) Before deducting expenses payable by FFC, estimated at $          .
                            ------------------------

     The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of DTC
in New York, New York, on or about             , 1994, against payment therefore
in immediately available funds.

GOLDMAN, SACHS & CO.                                       MONTGOMERY SECURITIES
                            ------------------------

               The date of this Prospectus is             , 1994.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT LEVELS ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     FirstFed Financial Corp. ("FFC") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's Regional Offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained upon written request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, FFC's common stock is listed on the New York Stock Exchange, Inc. (the "NYSE"), and reports, proxy statements and other information concerning FFC may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     This Prospectus does not contain all of the information set forth or incorporated by reference in the registration statement filed with the Commission (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), and reference is hereby made to the Registration Statement, including the exhibits thereto and the documents incorporated by reference therein.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     FFC hereby incorporates by reference in this Prospectus its Annual Report on Form 10-K for the year ended December 31, 1993, as amended by a Form 10-K/A filed on July 18, 1994, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, as amended by a Form 10-Q/A filed on July 18, 1994, filed pursuant to Section 13 under the Exchange Act.

     All documents filed by FFC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date such documents are filed. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     FFC will provide without charge to each person (including any beneficial owner of the Notes) to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any document incorporated herein by reference other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Written or oral requests should be directed to FirstFed Financial Corp., Attention: Ann E. Lederer, Vice President, General Counsel and Secretary, at FFC's principal executive offices located at 401 Wilshire Boulevard, Santa Monica, California 90401, telephone
(310) 319-6000.

                               PROSPECTUS SUMMARY

     The following material is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus and in the documents incorporated in this Prospectus by reference.

                                  THE COMPANY

     FirstFed Financial Corp. ("FFC"), a Delaware corporation, is the holding company for First Federal Bank of California, fsb (the "Bank" and, together with FFC, the "Company"), a federally chartered savings bank with 25 retail branches and eight loan origination offices located in Los Angeles, Orange and Ventura counties. The Bank, headquartered in Santa Monica, California, is primarily in the business of attracting deposits and utilizing those funds, together with borrowings from other sources, to originate mortgage loans secured by single family and multi-family residential real estate located in Southern California. FFC has no material assets other than its equity interest in the Bank. At March 31, 1994, the Company had total assets of $3.7 billion, total deposits of $2.3 billion and stockholders' equity of $202.2 million.

     The Bank originated $745.8 million of loans in 1993, of which 67.0% were secured by single family properties and 31.7% were secured by multi-family properties. In order to minimize its interest rate risk, the Bank originates primarily adjustable rate mortgage loans ("AMLs") with interest rates that reset monthly based upon the Federal Home Loan Bank ("FHLB") Eleventh District cost of funds index ("COFI" or the "Index"). In 1993, 88.2% of the loans originated by the Bank were AMLs, with fixed rate loans accounting for the remaining 11.8%. The Bank sells into the secondary market substantially all of the fixed rate mortgage loans that it originates as well as a portion of its AMLs. The Bank converts into mortgage-backed securities ("MBS") a portion of loans originated by it that meet the guidelines established by the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA"). The Bank generally retains the right to service loans that it sells or securitizes.

     At March 31, 1994, the Bank had $2.7 billion of loans held for investment ("loans receivable"), $22.6 million of loans held for sale and $698.6 million of MBS (collectively referred to as the "loan portfolio"). The Bank's loan portfolio comprised 93.6% of the Company's total assets. Substantially all of the loans securing the Bank's MBS were single family loans originated by the Bank. At March 31, 1994, the Bank's loan portfolio was secured 54.1% by single family properties and 38.1% by multi-family properties. AMLs represented 98.6% of the Bank's loan portfolio at March 31, 1994.

     To fund its residential lending activities, the Bank relies primarily on deposits, advances from the Federal Home Loan Bank of San Francisco ("FHLBSF") and sales of securities under agreements to repurchase ("reverse repurchase agreements"). At March 31, 1994, the Bank had deposits of $2.3 billion, advances from the FHLBSF of $514.7 million and reverse repurchase agreements of $599.2 million, collectively representing 97.8% of total liabilities. Approximately 65.1% of deposits at March 31, 1994 were generated by the Bank's 25 retail branches ("retail deposits"), with the remainder obtained from national brokerage firms ("brokered deposits") and a telemarketing solicitation effort ("telemarketing deposits"). On any given date, the Bank seeks to utilize the source of funds with the lowest overall cost. The Bank's solicitation and use of brokered deposits and telemarketing deposits has expanded the geographical scope of its deposit activities. Other sources of funds for use in lending and for other general business purposes are loan payments and loan sales. See
"Business -- Source of Funds."

     The Bank strives to minimize its non-interest expenses as a means of enhancing operating results. The Bank's ratio of non-interest expense to average assets in 1993 was 1.26%, down from 1.36% in 1992. During the quarter ended March 31, 1994, this ratio was 1.32%.

     The Bank has historically experienced a modest level of loan losses; however, beginning in 1990, the Bank's level of non-performing assets increased primarily as a result of the economic recession in Southern California, the 1992 civil unrest in Los Angeles and the Los Angeles earthquake in Janu-ary 1994. Because the Bank's lending activities are concentrated in the Los Angeles area, these events have had a negative impact on the Bank's loan loss exposure. The Bank's provisions for loan losses increased from $824,000 in 1989 to $67.7 million in 1993, and its ratio of non-performing assets to total assets rose from 0.33% at year-end 1989 to 3.05% at March 31, 1994, having peaked at 4.25% at July 31, 1993.

     The Bank announced on June 20, 1994 that it will record a $55.0 million provision for loan losses during the quarter ended June 30, 1994, which is in addition to the $24.7 million provision for loan losses recorded during the quarter ended March 31, 1994. Management of the Bank believes that these provisions for loan losses fully reflect the extent to which collateral supporting the Bank's loans receivable, loans held for sale, and loans sold with recourse (collectively, "loans with loss exposure") and real estate acquired in settlement of loans ("REO") was damaged by the earthquake and affected by continuing weakness in the Southern California real estate market, and provide adequate protection for anticipated loan charge-offs. While management believes that its second quarter provision for loan losses is adequate given currently available information, there can be no assurance that additional provisions for loan losses will not be required as a result of adverse changes in economic conditions or the discovery of additional earthquake-related damage. The table below shows the actual and pro forma loan loss allowances and their relationship to non-performing loans and non-performing assets (non-performing loans and REO) at March 31, 1994:

                                                                AT MARCH 31, 1994   PRO FORMA(1)
                                                                -----------------   ------------
                                                                     (IN THOUSANDS, EXCEPT
                                                                         PERCENTAGES)
General Valuation Allowances(2)................................     $  41,078          $ 82,747
Non-Performing Loans(3)........................................       106,909           106,909
Non-Performing Assets(3).......................................       137,710           137,710
General Valuation Allowances to Non-Performing Loans...........         38.42%            77.40%
General Valuation Allowances to Non-Performing Assets..........         29.83%            60.09%

- ---------------

(1) Giving effect to the $41.7 million general valuation allowance portion of the $55.0 million provision for loan losses announced on June 20, 1994 as though such provision was recorded at March 31, 1994.

(2) General valuation allowances represent the Bank's loan loss allowances on the Bank's loan portfolio, less specific loan loss allowances which result from charge-offs. See "Business -- Loan Portfolio."

(3) Before deducting specific loan loss allowances.

     The Bank's principal regulators are the Office of Thrift Supervision (the "OTS") and the Federal Deposit Insurance Corporation (the "FDIC"). See "Regulation." The Bank is subject to OTS regulations that establish minimum capital standards for savings institutions. At March 31, 1994, the Bank exceeded its fully phased-in regulatory capital requirements and met the regulatory standards necessary to be deemed "adequately capitalized" under the OTS' "prompt corrective action" regulations. After giving pro forma effect to the second quarter provision for loan losses announced on June 20, 1994, but before giving pro forma effect to the contribution by FFC to the Bank of the net proceeds of the sale of the Notes offered hereby (the "Offering"), at March 31, 1994, the Bank would have continued to meet the standards necessary to be deemed "adequately capitalized." The table below sets forth the Bank's regulatory capital ratios at March 31, 1994, on an actual and pro forma basis:

                                                            PRO FORMA
                                ACTUAL AT     --------------------------------------
                                MARCH 31,     BEFORE CAPITAL        AFTER CAPITAL
        CAPITAL RATIOS            1994        CONTRIBUTION(1)     CONTRIBUTION(1)(2)     REQUIREMENTS(3)
- ------------------------------  ---------     ---------------     ------------------     ---------------
Tangible Capital..............    5.31%           4.51%                 5.84%                  1.5%
Core Capital..................    5.31            4.51                  5.84                   3.0
Total Risk-Based Capital......    9.94            8.68                 10.91                   8.0

- ---------------

(1) Adjusted to reflect the $55.0 million provision for loan losses announced on June 20, 1994.

(2) Adjusted to reflect the contribution by FFC to the Bank of the net proceeds of the Offering.

(3) Minimum capital requirements for a savings institution to qualify as "adequately capitalized" under the OTS' "prompt corrective action" regulations. See "Regulation -- Prompt Corrective Action."

     Dividend payments from the Bank are the sole source of operating cash flow to FFC, which owns 100% of the capital stock of the Bank. Payments of dividends by the Bank to FFC are subject to limitations under applicable laws and regulations. The ability of the Bank to pay dividends in the future will depend in large part on the Bank's ability to continue to meet its fully phased-in capital requirement and to continue to meet the regulatory standards necessary to be deemed at least "adequately capitalized" under the OTS' "prompt corrective action" regulations. See "Regulation -- Regulatory Capital Requirements."

                                  THE OFFERING

Securities Offered.........  $50 million aggregate principal amount of     %
                               Notes due 2004 (the "Notes").

Maturity Date..............              , 2004.

Interest Payment Dates.....            and ,           commencing           ,
                               1995.

Interest Rate..............            per annum.

Certain Covenants..........  The Indenture will contain certain covenants which, among other things, (i) limit the incurrence of debt by FFC, (ii) limit the payment of dividends and the making of certain other distributions by FFC and its subsidiaries, (iii) limit the disposition of, and the existence of liens on, the stock of certain of FFC's subsidiaries, (iv) limit the existence of certain liens on other property or assets of FFC and (v) limit the ability of FFC to enter into certain transactions with affiliates. See "Description of
                               Notes -- Certain Covenants."

Optional Redemption........  The Notes are redeemable at any time after
                                           , 1999, at the option of FFC, as a
                               whole or from time to time in part, at the redemption prices set forth herein plus accrued interest to the date of redemption.

Ranking....................  The Notes will be general unsecured obligations of
                               FFC and will rank on a parity in right of payment to all existing and future unsubordinated indebtedness of FFC.

Use of Proceeds............  Substantially all of the net proceeds from the sale of the Notes will be used to make a capital contribution to the Bank. The Bank intends to use such contribution to facilitate its growth. See "Use of Proceeds."

Risk Factors...............  The purchase of Notes involves investment risks particular to FFC and to the financial
                               institution industry in general, and risks particular to the Offering. Investors are urged to read and consider carefully the information set forth under the heading "Risk Factors."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following sets forth selected consolidated financial data of the Company which should be read in conjunction with, and is qualified in its entirety by reference to, the more detailed information and consolidated financial statements and notes thereto included and incorporated herein by reference. The year-end data are derived from consolidated financial statements of the Company, which have been audited by KPMG Peat Marwick, independent certified public accountants. The interim data are unaudited but reflect all adjustments (all of which are of a normal recurring nature) which, in the opinion of management, are necessary for a fair statement of results for the interim periods. The results for interim periods presented herein are not necessarily indicative of results to be expected for any other period or for the entire fiscal year.

                                        THREE MONTHS ENDED
                                             MARCH 31,                                YEAR ENDED DECEMBER 31,
                                      -----------------------      --------------------------------------------------------------
                                         1994         1993            1993         1992         1991         1990         1989
                                      ----------   ----------      ----------   ----------   ----------   ----------   ----------
                                                                            (IN THOUSANDS)
INCOME STATEMENT DATA:
Interest Income.....................  $   55,725   $   58,247      $  229,445   $  255,612   $  296,530   $  291,436   $  245,101
Interest Expense....................      32,106       33,198         131,616      151,510      195,756      207,817      185,059
                                      ----------   ----------      ----------   ----------   ----------   ----------   ----------
Net Interest Income.................      23,619       25,049          97,829      104,102      100,774       83,619       60,042
Provision for Loan Losses...........      24,670       44,123          67,679       41,384       11,833        4,126          824
                                      ----------   ----------      ----------   ----------   ----------   ----------   ----------
Net Interest Income (Expense) After
  Provision for Loan Losses.........      (1,051)     (19,074)         30,150       62,718       88,941       79,493       59,218
Other Income........................       2,810        2,718          12,054       12,634        7,059        7,025        7,963
Non-Interest Expense................      12,133       11,454          45,298       46,125       40,482       39,355       32,817
                                      ----------   ----------      ----------   ----------   ----------   ----------   ----------
Earnings (Loss) Before Income
  Taxes.............................     (10,374)     (27,810)         (3,094)      29,227       55,518       47,163       34,364
Income Taxes (Benefit)..............      (4,259)     (11,408)         (1,046)      11,198       27,091       20,112       13,862
                                      ----------   ----------      ----------   ----------   ----------   ----------   ----------
Earnings (Loss) Before Cumulative
  Effect of Change in Accounting
  Principle.........................      (6,115)     (16,402)         (2,048)      18,029       28,427       27,051       20,502
Cumulative Effect of Change in
  Accounting Principle..............          --           --              --        4,075           --           --           --
Net Earnings (Loss).................  $   (6,115)  $  (16,402)     $   (2,048)  $   22,104   $   28,427   $   27,051   $   20,502
                                      ==========   ==========      ==========   ==========   ==========   ==========   ==========
BALANCE SHEET DATA (AT PERIOD END):
Total Assets........................  $3,674,469   $3,591,073      $3,661,117   $3,446,573   $3,287,059   $3,051,808   $2,583,705
Loans Receivable....................   2,718,425    2,511,552       2,692,036    2,481,225    2,339,446    2,126,341    1,953,835
Mortgage-Backed Securities
  ("MBS")...........................     698,557      665,330         708,283      693,072      519,499      521,384      267,659
Loans and MBS Held for Sale.........      22,630       87,681          23,627       91,558      154,115       98,498      110,575
Investment Securities, Certificates
  of Deposit, Federal Funds Sold and
  FHLB Stock, at Cost...............     137,694       99,715         142,803       79,278      139,392      102,537      164,284
REO.................................      30,801       25,995          26,878       23,858        8,172          422           --
Deposits............................   2,282,129    1,999,190       2,305,480    1,982,745    1,740,103    1,739,653    1,552,789
FHLB Advances and Other
  Borrowings........................     546,500      711,150         544,500      705,150      656,800      541,825      487,688
Securities Sold Under Agreements to
  Repurchase........................     599,218      628,761         548,649      491,091      623,572      520,979      327,413
Stockholders' Equity................     202,186      191,214         208,292      207,511      190,176      161,438      134,971

                                           AT OR FOR THE
                                           THREE MONTHS
                                          ENDED MARCH 31,                      AT OR FOR THE YEAR ENDED DECEMBER 31,
                                      -----------------------      --------------------------------------------------------------
                                         1994         1993            1993         1992         1991         1990         1989
                                      ----------   ----------      ----------   ----------   ----------   ----------   ----------
                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
REGULATORY CAPITAL RATIOS:
  Tangible..........................        5.31%        5.18%           5.64%        5.97%        5.70%        5.26%        5.13%
  Core..............................        5.31         5.18            5.64         5.97         5.70         5.26         5.13
  Risk-Based........................        9.94         9.26           10.25        10.20         9.36         8.61         6.85
ASSET QUALITY DATA(1):
  Non-Performing Loans..............  $  106,909   $  121,782      $  106,076   $   71,009   $   57,518   $   25,388   $    8,986
  REO...............................      30,801       25,995          26,878       23,858        8,172          422           --
  Non-Performing Assets.............     137,710      147,777         132,954       94,867       65,690       25,810        8,986
  Loan Loss Allowances(2)...........      73,313       70,373          57,501       27,194       18,010       10,217        8,774
  Net Charge-Offs...................      24,670       12,460          48,633       27,467        9,077        1,339          122
  Non-Performing Assets to Total
    Assets(3).......................        3.05%        3.72%           3.23%        2.62%        1.83%        0.82%        0.33%
  Net Charge-Offs to Average
    Loans(4)........................        0.88         0.47            1.82         1.11         0.40         0.06         0.01
  Loan Loss Allowances to
    Non-Performing Loans............       68.57        57.79           54.21        38.30        31.31        40.24        97.64
  Loan Loss Allowances to
    Non-Performing Assets...........       53.24        47.62           43.25        28.67        27.42        39.59        97.64
OTHER DATA:
  Interest Rate Spread During the
    Period..........................        2.43%        2.65%           2.67%        2.95%        2.97%        2.62%        2.22%
  Non-Interest Expenses to Average
    Assets..........................        1.32         1.30            1.26         1.36         1.28         1.40         1.39
  Return on Average Assets
    ("ROAA")........................       (0.67)       (1.86)          (0.06)        0.65         0.90         0.96         0.87
  Return on Average Stockholders'
    Equity ("ROAE").................      (11.92)      (32.91)          (0.99)       11.12        16.17        18.25        16.48
  Stockholders' Equity to Total
    Assets..........................        5.50         5.32            5.69         6.02         5.79         5.29         5.22
  Number of Branch Offices..........          25           24              25           24           18           18           16
  Number of Loan Origination
    Offices.........................           8            8               8            8            6            7            7
  Number of Employees...............         510          479             499          468          395          398          374
  Earnings (Loss) Per Share Before
    Cumulative Effect of Change in
    Accounting Principle............  $    (0.58)  $    (1.57)     $    (0.19)  $     1.66   $     2.61   $     2.49   $     1.88
  Earnings (Loss) Per Share.........       (0.58)       (1.57)          (0.19)        2.04         2.61         2.49         1.88
  Book Value Per Share..............       19.20        18.33           19.78        19.98        18.28        15.81        13.14
RATIO OF EARNINGS TO FIXED
  CHARGES(5):
  Including Interest on Deposits....          --           --              --         1.19x        1.28x        1.23x        1.18x
  Excluding Interest on Deposits....          --           --              --         1.45         1.68         1.60         1.52

- ---------------

(1) All loan amounts are before deducting specific loan loss allowances attributable to such loans.

(2) Loan loss allowances exclude general valuation allowances attributable to loans sold with recourse, which allowances are recorded as a contingent liability on the Company's statement of financial condition.

(3) Non-performing assets after deducting specific loan loss allowances.

(4) Average loan amounts represent the Bank's loan portfolio, excluding MBS, and before deducting loan loss allowances and unrealized loan fees.

(5) Earnings represent earnings before income taxes and accounting changes and fixed charges. Fixed charges, including interest on deposit accounts, represent all interest expense (including the portion of rental expense deemed to be representative of the interest factor). Fixed charges, excluding interest on deposit accounts, represent other interest expense. Earnings were inadequate to cover fixed charges for the three months ended March 31, 1994 and 1993, and the year ended December 31, 1993, by $10.4 million, $27.8 million and $3.1 million, respectively, including interest on deposits, and by $10.4 million, $27.8 million and $3.1 million, respectively, excluding interest on deposits.

                                  RISK FACTORS

     PRIOR TO MAKING AN INVESTMENT DECISION, PROSPECTIVE INVESTORS SHOULD CONSIDER THE SPECIFIC FACTORS SET FORTH BELOW AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS.

HOLDING COMPANY STRUCTURE

     The Notes are obligations exclusively of FFC, which has no material assets other than its ownership of 100% of the common stock of the Bank. Because the operations of FFC currently are conducted through the Bank, the ability of FFC to meet its obligations with respect to the Notes is dependent upon the payment of dividends by the Bank to FFC. As discussed below, the ability of the Bank to pay dividends to FFC is dependent upon the Bank's earnings and subject to a number of regulatory restrictions. See "-- Source of Funds" and "Regulation -- Regulatory Capital Requirements." The Bank is a separate and distinct legal entity and has no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends or other payments. As a result, in the event of any default under the Notes, claims of holders of the Notes would be subordinated to those of depositors and other creditors of the Bank.

SOURCE OF FUNDS

     The Bank' s ability to pay dividends to FFC is dependent upon the economic factors that permit it to generate net income, as well as current and future statutory and regulatory limitations. The Bank generally may not pay a dividend at any time if, after the payment of the dividend, it would be deemed "undercapitalized" under the "prompt corrective action" standards of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). See "Regulation -- Regulatory Capital Requirements." A savings institution that has a total risk-based capital ratio (total capital to risk-weighted assets) of less than 8.0%, a Tier 1 risk-based capital ratio (core capital to risk-weighted assets) of less than 4.0% or a core (or leverage) capital ratio (core capital to total assets) of less than 4.0%, is considered to be "undercapitalized." At March 31, 1994, the Bank had a total risk-based capital ratio of 9.9%, a Tier 1 risk-based capital ratio of 8.9%, and a core (or leverage) capital ratio of 5.3%. At those percentages, the Bank is considered to be "adequately capitalized" for purposes of the "prompt corrective action" standards of FDICIA. At March 31, 1994, after giving pro forma effect to (i) the provisions for loan losses for the second quarter of 1994 announced on June 20, 1994 and (ii) the contribution by FFC to the Bank of the net proceeds from the Offering, the Bank would have had a total risk-based capital ratio of 10.9%, a Tier 1 risk-based capital ratio of 9.8%, and a core (or leverage) capital ratio of 5.8%. At those percentages, the Bank would meet the capital standards necessary to be deemed "well capitalized" for purposes of the "prompt corrective action" standards of FDICIA. See "Regulation -- Regulatory Capital Requirements."

     The Bank's ability to pay dividends to FFC may also be limited by the OTS' capital distribution regulations. Under those regulations, savings institutions generally are required to provide not less than thirty days' advance notice to their OTS District Director of any proposed declaration of a dividend. The regulations establish "safe harbor" amounts of capital distributions that institutions can make after providing notice to the OTS, but without needing prior approval. The safe harbor amounts vary depending on the level of capitalization of the institution. For an institution that meets its fully phased-in capital requirement under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and the implementing regulations of the OTS, immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution (a "Tier 1" institution), the safe harbor amount of capital distributions during any calendar year is the greater of (i) 100% of its net income to date during the calendar year, plus the amount that would reduce by not more than one-half its surplus capital ratio at the beginning of the calendar year (the amount by which the institution's actual capital exceeds its fully phased-in capital requirement at the determination date) or (ii) 75% of its net income over the most recent four-quarter period. An institution's fully phased-in capital requirement means its capital requirement under standards to be applicable on January 1, 1995, after all scheduled increases in capital requirements are given effect and all scheduled exclusions from capital requirements are implemented.

     An institution that meets its current minimum capital requirement but not its fully phased-in capital requirement immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution (a "Tier 2" institution), may make capital distributions of up to 75% of its net income over the most recent four-quarter period, as reduced by the amounts of any capital distributions previously made during such period. An institution that does not meet its minimum regulatory capital requirement immediately prior to, or on a pro forma basis after giving effect to, a proposed capital distribution (a "Tier 3" institution) is not authorized to make any capital distributions unless it receives prior written approval from the OTS, or the distributions are in accordance with the express terms of an OTS approved capital plan. See "Regulation -- Restrictions on Dividends and Other Capital Distributions." Under these regulations, the OTS has discretion to treat any Tier 1 institution that has been notified that it is in need of more than normal supervision as a Tier 2 or Tier 3 institution for purposes of these dividend restrictions. The OTS also has the authority to prohibit any capital distribution otherwise permitted under these regulations, if the OTS determines that the capital distribution would constitute an unsafe or unsound practice. Among the circumstances posing such risk would be capital distributions by a Tier 1 or Tier 2 institution with decreasing capital because of substantial losses.

     At March 31, 1994, the Bank met its fully phased-in capital requirement and, accordingly, qualifies as a Tier 1 institution for purposes of the capital distribution regulations. As a result, $13.1 million would have been available at March 31, 1994 under such regulations for distribution by the Bank without prior OTS approval. At March 31, 1994, after giving pro forma effect to (i) the provision for loan losses for the second quarter of 1994 announced on June 20, 1994 and (ii) the contribution by FFC to the Bank of the net proceeds from the Offering, the Bank would also have met the capital requirements necessary to qualify as a Tier 1 institution, and, accordingly, would have had available up to $33.5 million for distribution to FFC without prior OTS approval under such regulations.

     The ability of the Bank to pay dividends to FFC in the future will depend in large part on the Bank's ability to continue to meet its capital requirements and its continuing to qualify as a Tier 1 institution under the capital distribution regulations. If the Bank continues to experience losses, the OTS could object to any dividend payments by the Bank based on safety and soundness concerns. Moreover, if such losses resulted in the Bank being deemed "undercapitalized" for purposes of the "prompt corrective action" rules of FDICIA, the Bank would not be permitted to pay cash dividends.

ASSET QUALITY; SOUTHERN CALIFORNIA REAL ESTATE

     At March 31, 1994, approximately 99.5% of the Bank's loans were secured by properties located in Southern California. The market for real estate in Southern California has been negatively affected over the past several years by the economic recession experienced by the region. The recession has been marked by increased unemployment, declines in real estate values and reduced occupancy rates for multi-family properties. In addition, during 1993, the economy of Southern California was affected by fires that burned over one thousand homes. The civil unrest in Los Angeles in 1992 has had continuing effects in 1993 and 1994. Furthermore, in January 1994, Los Angeles and Ventura counties experienced a severe earthquake and related aftershocks. As a result, the Bank has experienced an increase in total non-performing assets (non-performing loans and REO) in recent years. The Bank's non-performing assets reached a high of $153.3 million, or 4.25%, of total assets at July 31, 1993. At March 31, 1994, the Bank's non-performing assets were $112.1 million, or 3.05% of total assets. There can be no assurance that the Bank's prior experience in reducing non-performing assets can be repeated or maintained. See "Business -- Loan Portfolio."

     Approximately $1.1 billion of the Bank's loans receivable, loans held for sale and loans sold with recourse (collectively, "loans with loss exposure"), or 35.5% of such loans at March 31, 1994, were collateralized by properties in areas directly affected by the earthquake. On June 20, 1994, management announced that the Bank would record a $55.0 million provision for loan losses during the quarter ended June 30, 1994, approximately $31.9 million of which was attributable to continuing weakness in the Southern California real estate market and approximately $23.1 million of which was directly attributable to effects of the earthquake. Provisions for loan losses recorded during the quarter ended March 31, 1994 were $24.7 million, $7.5 million of which were directly attributable to effects of the earthquake. The Bank anticipates that provisions for loan losses associated with the current economic conditions and the January 1994 earthquake will result in the Bank experiencing a net loss for 1994. See "Business -- Provisions for Loan Losses."

     Based on currently available information, management believes that such provisions for loan losses fully reflect the extent to which losses are anticipated due to earthquake damage to collateral supporting the Bank's loan portfolio; however, management believes that increases in non-performing assets indirectly associated with the earthquake are likely to continue for some time. There can be no assurance that additional earthquake related damages will not be identified or that current estimates of damage and potential losses to the Bank will not increase as additional information about affected properties becomes available. The Bank intends to closely monitor the situation and to continue to reflect the longer-term effects in its operating results and financial condition. In accordance with customary industry practices among thrifts operating in Southern California, the Bank does not, except in limited circumstances, require that borrowers obtain earthquake insurance in connection with the Bank's origination of new loans.

     The Bank maintains loan loss allowances to absorb future losses that may be realized on its loan-related assets, other investments and off-balance sheet items. The Bank's loan loss allowances consist of three components: (i) specific loan loss allowances; (ii) general valuation allowances for the Bank's loan portfolio; and (iii) general valuation allowances for loans sold by the Bank with full or limited recourse, which allowances are recorded as a contingent liability on the Company's statement of financial condition. (Items (ii) and (iii) are referred to herein collectively as the "combined general valuation allowances.") The total loan loss allowances for the Bank's loans with loss exposure were $63.7 million at December 31, 1993 and $79.1 million at March 31, 1994, and represented approximately 47.9% and 57.5%, respectively, of the value of the Bank's total non-performing assets at such dates (before deducting specific loan loss allowances established with respect to the Bank's non-performing assets). A specific loan loss allowance is established (and charged off from the combined general valuation allowance) for any loan which is 90 days or more delinquent or in foreclosure, or when the Bank's management has determined that it is unlikely that the loan will be fully collectible. As a result of weaknesses in the Southern California real estate market, increases in provisions for loan losses, which result in increases in combined general valuation allowances and are charges against earnings, may be required in future periods. See "Business -- Asset Quality." In addition, the OTS and the FDIC, as an integral part of their examination processes, periodically review the Bank's loan loss allowances. These agencies may require the Bank to establish additional loan loss allowances, based on their respective judgments of the information available at the time of the examinations. Any such requirement that the Bank increase its loan loss allowances generally would require the Bank to record additional provisions for loan losses, and would thus reduce the Bank's net income, which may affect the Bank's ability to pay dividends to FFC.

MULTI-FAMILY LENDING

     The Bank's lending activities include the origination of multi-family loans, which are generally considered to involve more risk than single family loans. Multi-family loans typically involve higher principal amounts and repayment of the loan generally is dependent, in large part, on sufficient cash flow being generated by the project to cover operating expenses and loan repayments. Market values may vary as a result of economic events or governmental regulations which are outside the control of the borrower or lender and which can affect the future cash flow of the properties.

     Over the past four years, the Bank's multi-family portfolio has had increasing delinquency rates. At March 31, 1994, multi-family loans accounted for 38.1% of the Bank's total loan portfolio, and 63.6% of the Bank's non-performing assets (before deducting specific loan loss allowances attributable to such assets). Contributing factors to this increase have been
(i) increasing vacancy rates, (ii) the substantial decreases in the value of multi-family properties experienced in recent periods (resulting, in some cases, in appraised values which are lower than the outstanding loan balances), and
(iii) the potentially greater
willingness of investors to abandon such properties or seek bankruptcy protection, particularly when such properties are experiencing negative cash flow and the loans are not cross-collateralized by other performing properties.

     The Bank intends to continue to originate new multi-family loans, but currently seeks to maintain the level of such originations at no more than 40% of its total loan originations. Since 1992, the Bank has strengthened the underwriting criteria that it applies to new multi-family loan applications in an effort to reduce future levels of losses on its multi-family loan portfolio; however, there can be no assurance that the Bank will be successful in reducing these losses or that multi-family loans will not continue to represent a disproportionate amount of the Bank's non-performing assets.

EFFECTS OF INTEREST RATES

     Like most financial institutions, the Bank's operating results are affected by changes in interest rates. In order to mitigate these effects, the Bank emphasizes the origination of AMLs and sells substantially all of the fixed rate loans it originates. At March 31, 1994, AMLs comprised approximately 98.6% of the Bank's loan portfolio; of such loans, approximately 96.5% were indexed to the COFI. Historically, the Bank's cost of funds has closely matched the COFI so that increases in the Bank's cost of funds are accompanied by increases in interest rates on its COFI loans. However, due to the timing of both the calculation of and the publication of the COFI by the FHLBSF, changes in the published Index generally lag behind changes in market interest rates. This market lag, together with required borrower notice provisions and other repricing procedures, results in a delay of up to 90 days between the beginning of a month in which there is a change in the COFI and the date on which the interest rate on an AML in the Bank's loan portfolio is reset. Accordingly, during periods of increases or decreases in interest rates, the Bank's cost of funds may change more quickly than the interest rates on its AMLs. Because of these timing disparities, the Bank's interest rate spreads generally can be expected initially to increase as market rates fall and initially to decrease as market rates rise. See "Business -- Net Interest Income." AMLs allow the Bank to increase the sensitivity of its asset base to changes in interest rates; however, the extent of this interest sensitivity is limited by the lifetime interest rate adjustment limitation. In addition, in an increasing rate environment, payment increases associated with rising rates can increase the risk of default on AMLs. Accordingly, there can be no assurance that yields on the Bank's AMLs will adjust sufficiently to compensate for increases in the Bank's costs of funds and the increased risk of default during periods of interest rate increases.

     The Bank's net interest income is dependent to a large extent on its net interest spread (the difference between the yield earned on average interest-earning assets and the rate paid on average interest-bearing liabilities). During the years ended December 31, 1992 and 1991, the decline in market interest rates generally resulted in increased net interest spreads for lending institutions. The Bank's net interest spread has declined since January 1993, primarily as a result of increases in non-performing assets. The excess of average interest-earning assets over average interest-bearing liabilities increased slightly to $102.4 million for the three months ended March 31, 1994, after decreasing to $90.8 million for the year ended December 31, 1993, from $142.6 million for the year ended December 31, 1992, and $147.3 million for the year ended December 31, 1991. A reduction in the excess of average interest-earning assets over interest-bearing liabilities has a negative impact on the net interest income earned by the Bank. See "-- Asset Quality; Southern California Real Estate." Commencing in February 1994, market interest rates have been increasing. If interest rates continue to rise, the Bank's net interest spread is likely to decline, which may result in a decrease in the Bank's net interest income.

     Changes in interest rates also can affect the amount of loans originated by the Bank and thus, the amount of the Bank's interest income and loan and commitment fees, as well as the value of the Bank's loans, MBS, investment securities and other earning assets. Moreover, changes in interest rates can result in disintermediation, which is the flow of funds away from savings institutions into direct investments, such as U.S. Government and corporate securities and other investment vehicles which, because of the absence of federal deposit insurance premiums and reserve requirements or due to a higher degree of risk associated with certain of these other investments, generally pay higher rates of interest than savings institutions.

COMPETITION FOR ASSETS

     The Bank competes with commercial banks, other savings banks and associations, mortgage companies, finance companies, money market funds, credit unions and other financial institutions, some of which have substantially greater financial resources than the Bank. The Bank faces strong competition in originating and purchasing residential mortgage loans, the Bank's primary source of interest income. That competition may be increased if legislation currently pending in Congress is enacted into law permitting, among other things, some form of national interstate branching by commercial banks which, today, are generally permitted to establish branches on a statewide basis and to make acquisitions on a regional rather than a nationwide basis. The Bank's future performance will be dependent on its ability to originate a sufficient volume of mortgage loans in its local market areas.

REGULATION

     The thrift industry is subject to extensive regulation that has materially affected the business of the Bank and other thrift institutions in the past, and is likely to do so in the future. Regulations now affecting the Bank may be changed at any time, and the interpretation of these regulations is also subject to change. There can be no assurance that future changes in such regulations or in their interpretation will not adversely affect the business of the Company.

     FIRREA, among other regulatory changes, imposed higher regulatory capital requirements on savings institutions, limited the amount of goodwill that could be included in capital, provided additional limitations on investments and raised insurance and examination assessments. More recently, FDICIA added new requirements and penalties for failure to comply therewith, and gave regulators additional powers to enforce these requirements. FDICIA specified five capital categories and imposed a system pursuant to which federal banking regulators are authorized or required to take certain "prompt corrective action" under some circumstances. The five categories are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." The OTS has by regulation established the levels of capital that relate to each category. See "Regulation -- Prompt Corrective Action." FDICIA, however, permits the OTS at any time to reclassify an institution into the next lower category if the institution has received a less than satisfactory rating (on the OTS "CAMEL" rating system) in its most recent examination for capital adequacy levels, asset quality, management, earnings or liquidity.

     The severity of the prompt corrective actions authorized or required to be taken by the OTS increases as an institution's capital position deteriorates within the three undercapitalized categories. The OTS is required to monitor closely and to restrict asset growth, acquisitions, branching and new lines of business with respect to an undercapitalized institution. FDICIA prohibits dividends and other capital distributions if, following such distribution, the institution would be undercapitalized. It also requires an undercapitalized savings institution to submit to the OTS a capital restoration plan. At March 31, 1994, and on a pro forma basis at such date after giving effect to the additional provision for loan losses announced on June 20, 1994, the Bank's regulatory capital was in excess of the amount necessary to be "adequately capitalized." If, however, the Bank incurs losses that result in it becoming undercapitalized or is otherwise reclassified as an undercapitalized institution, it would become subject to the foregoing limitations which would have an adverse effect on its operations and future prospects.

TAX MATTERS

     The Bank's federal income tax returns for tax years 1984, 1985 and 1986 have been under examination by the IRS since 1989. See "Regulation -- Taxation." There are pending industry issues which relate to the timing of income recognition on loan sales and loan fees. While the Company has provided for deferred taxes for both federal and state purposes, a change in the period of income recognition could result in additional interest due to the government. Although the outcome of the audit is not known at this time, and it may take several years to resolve any disputed matters, the Bank recorded charges of $1.8 million, $3.4 million and $2.3 million in 1993, 1992 and 1991, respectively, as accrued interest on possible tax adjustments (based on probability-weighted estimates) which may be required in connection with federal and state tax returns for all periods affected by such income recognition issue. The estimated interest accruals will be continually updated in the future based on relevant tax rulings and the progression of the audit and other cases in the courts. In December 1993, the IRS began examining the Company's federal income tax returns for tax years 1987 and 1988. There can be no assurance that the amounts accrued for interest on such tax liabilities will be adequate to satisfy amounts which may become due when such issues are resolved.

LIQUIDITY OF INVESTMENT

     The Notes are a new issue of securities with no established trading market. The Company does not intend to list the Notes on any securities exchange. The Underwriters have advised the Company that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. There can be no assurance as to the liquidity of the trading market for the Notes.

                                USE OF PROCEEDS

     FFC intends to contribute to the capital of the Bank the net proceeds from the Offering, estimated to be approximately $48.0 million after deducting underwriting discounts and commissions and other expenses payable by the Company. The Bank will use the contributed capital to facilitate its growth, consistent with regulatory capital requirements.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at March 31, 1994 on an actual basis and as adjusted to give effect to the Offering. In addition to the indebtedness of the Company reflected below, at March 31, 1994, the Company had other debt consisting of deposits ($2.3 billion) and FHLB borrowing and other funding liabilities ($1.1 billion) incurred in the ordinary course of business. See "Business -- Sources of Funds." The table should be read in conjunction with the consolidated financial statements of the Company and the notes thereto incorporated by reference in this Prospectus.

                                                                     ACTUAL AT
                                                                  MARCH 31, 1994   AS ADJUSTED(1)
                                                                  --------------   --------------
                                                                          (IN THOUSANDS)
Long-Term Debt:
  Notes.........................................................           --         $ 50,000
Stockholders' Equity:
  Common Stock, Par Value $.01 Per Share, 25,000,000 Shares
     Authorized; 11,329,706 Shares Issued; 10,533,186 Shares
     Outstanding................................................     $    113              113
  Preferred Stock, Par Value $.01 Per Share, 5,000,000 Shares
     Authorized; No Shares Issued or Outstanding................           --               --
  Additional Paid-In Capital....................................       27,315           27,315
  Retained Earnings.............................................      187,535          187,535
  Loan to Employee Stock Ownership Plan.........................       (2,945)          (2,945)
  Treasury Stock, at Cost, 796,520 Shares.......................       (9,832)          (9,832)
                                                                     --------         --------
     Total Stockholders' Equity.................................      202,186          202,186
                                                                     --------         --------
     Total Capitalization.......................................     $202,186         $252,186
                                                                     ========         ========

- ---------------

(1) Does not reflect results of operations for periods after March 31, 1994, including the additional provision for loan losses announced on June 20, 1994.

                                    BUSINESS

GENERAL

     The Bank, organized in 1929, is engaged primarily in the business of attracting savings and checking deposits from the general public and investing those deposits, together with borrowings and other funds, in real estate secured adjustable rate and fixed rate mortgage loans for the purchase and refinancing of single family and multi-family residential property in Southern California. Headquartered in Santa Monica, California, the Bank operates 25 retail branches and eight loan origination offices located in Los Angeles, Orange and Ventura counties.

LOAN ORIGINATION

  GENERAL

     The Bank's primary lending activity has been and continues to be the origination of loans for the purpose of enabling borrowers to purchase or refinance residential real property. The Bank's loan portfolio primarily consists of loans made to home buyers and homeowners on the security of single family properties (one to four units) and multi-family properties (five or more units) as well as MBS, which are comprised solely of Bank-originated residential mortgage loans. The Bank's loan portfolio also includes loans secured by commercial properties.

     The tables below set forth information about the average sizes of loans originated by the Bank and the uses made by borrowers of the proceeds of such loans, in each case during the periods indicated.

                               AVERAGE LOAN SIZE

                              THREE MONTHS
                             ENDED MARCH 31,                       YEAR ENDED DECEMBER 31,
                         -----------------------     ----------------------------------------------------
                            1994          1993         1993       1992       1991       1990       1989
                         ----------     --------     --------   --------   --------   --------   --------
Single Family........... $  188,122     $170,120     $171,966   $169,292   $179,222   $178,727   $177,573
Multi-Family............    446,752      474,221      511,279    545,229    520,370    490,551    513,193
Commercial..............  1,200,000(1)   780,000(1)   566,971    650,286    657,364    714,723    462,582

- ---------------

(1) Represents a single commercial loan made during the period.

                      LOAN ORIGINATIONS BY USE OF PROCEEDS

                                THREE MONTHS
                               ENDED MARCH 31,                    YEAR ENDED DECEMBER 31,
                             -------------------   ------------------------------------------------------
                               1994       1993       1993       1992       1991       1990        1989
                             --------   --------   --------   --------   --------   --------   ----------
                                                            (IN THOUSANDS)
Purchase.................... $ 58,890   $ 74,624   $340,261   $370,583   $322,255   $567,753   $  688,458
Refinance...................   95,813    111,726    404,622    466,204    320,243    325,916      288,261
Other.......................       --         --        945      3,968      4,756     13,361       28,547
                             --------   --------   --------   --------   --------   --------   ----------
  Total..................... $154,703   $186,350   $745,828   $840,755   $647,254   $907,030   $1,005,266
                             ========   ========   ========   ========   ========   ========   ==========

     The Bank has a long-standing policy of originating primarily monthly AMLs for its loan portfolio. The Bank has maintained the level of AMLs in its portfolio at over 90% for the last seven years. Management believes that the high level of AMLs helps to insulate the Bank from fluctuations in interest rates, notwithstanding the delay between changes in its monthly cost of funds and corresponding changes in its loan rates. See "-- Asset-Liability Management" and "Risk Factors -- Interest Rate Risk."

     The Bank's residential loans are originated principally through commissioned loan consultants and non-exclusive mortgage brokers. The commissioned loan consultants market exclusively the Bank's loan products to potential applicants for loans, with incentive compensation paid to these consultants based upon funded loans made to such applicants. All loan applications received by the Bank, including applications submitted through non-exclusive mortgage brokers, are reviewed by the Bank's credit and appraisal personnel in accordance with the Bank's loan approval and underwriting criteria.

     Normally, upon approval of a residential loan application, the Bank gives a commitment to the applicant that it will fund the approved loan at any time during a given period. The loan is typically funded within 15 days after all documents are executed, at a rate of interest and on other terms based on market conditions at the date of the commitment. The Bank does not engage in transactions to hedge interest rate exposure between commitment and funding.

     The table below sets forth certain information concerning the types of loans originated by the Bank.

                       LOAN ORIGINATIONS BY PROPERTY TYPE

                                THREE MONTHS
                               ENDED MARCH 31,                    YEAR ENDED DECEMBER 31,
                             -------------------   ------------------------------------------------------
                               1994       1993       1993       1992       1991       1990        1989
                             --------   --------   --------   --------   --------   --------   ----------
                                                            (IN THOUSANDS)
Single Family............... $103,467   $140,519   $499,560   $590,152   $357,906   $535,822   $  575,158
Multi-Family................   50,036     45,051    236,211    237,720    273,194    345,348      391,053
Commercial..................    1,200        780      9,638      9,104     14,462     18,583       27,755
Other.......................       --         --        419      3,779      1,692      7,277       11,300
                             --------   --------   --------   --------   --------   --------   ----------
  Total..................... $154,703   $186,350   $745,828   $840,755   $647,254   $907,030   $1,005,266
                             ========   ========   ========   ========   ========   ========   ==========

  SINGLE FAMILY RESIDENTIAL LENDING

     The Bank emphasizes the origination of single family loans. Such loans represented 66.9%, 67.0%, 70.2% and 55.3% of total loans originated in the three months ended March 31, 1994 and the years ended December 31, 1993, 1992 and 1991, respectively, and are all secured by properties located in Southern California. To attract applicants for such loans, the Bank offers what it believes to be competitive rates for a variety of loan programs. As part of its single family lending strategy, the Bank markets loan programs established specifically for qualified first-time home buyers. In addition, the Bank markets its loans in low income and minority communities due to (i) the lower historical delinquency rates of loans made by the Bank to residents of these communities, on average, than other loans in the Bank's loan portfolio, and (ii) the Bank's view that this is an underserved segment of the market.

  MULTI-FAMILY RESIDENTIAL LENDING

     The Bank has historically relied on multi-family residential lending for a portion of its loan origination activity. Such loans represented 32.3%, 31.7%, 28.3% and 42.2% of total loans originated in the three months ended March 31, 1994 and the years ended December 31, 1993, 1992 and 1991, respectively. Multi-family loans are considered more susceptible to market risk (the risk of changes in the value of the collateral underlying the loans) than single family loans; as a result, the Bank charges higher interest rates and fees. At March 31, 1994, multi-family loans represented 63.6% of the Bank's non-performing assets (before deducting specific loan loss allowances attributable to such assets). The Bank has strengthened its underwriting criteria for multi-family loans to require lower loan-to-value ratios and increased cash flow coverage for new multi-family loans originated by the Bank. The Bank's management believes that with its strengthened underwriting criteria, the higher interest rates and fees charged in connection with multi-family loans generally compensate for the higher risk associated with such loans.

     At March 31, 1994, the Bank's management was aware of only four savings banks (including the Bank) with significant operations in Southern California that continue to offer new multi-family loans. Management currently intends, however, to seek to reduce somewhat the percentage of its portfolio representing multi-family loans. See "Risk Factors -- Multi-Family Lending."

  COMMERCIAL LENDING

     OTS regulations generally limit the amount that any federal savings institution may invest in nonresidential real estate loans to 400% of its total regulatory capital. Originations of real estate secured commercial loans as a percentage of total loan originations totaled 2.3% or less during the three months ended March 31, 1994 and each of the years ended December 31, 1993, 1992 and 1991. The Bank anticipates that it will continue to originate real estate secured commercial loans from time to time in the future.

  REO

     Loans originated upon the sale of the Bank's REO were $8.2 million and $69.6 million, or 5.3% and 9.3%, of total loan originations during the three months ended March 31, 1994 and the year ended December 31, 1993, respectively. Of these loans, $1.5 million and $8.2 million, respectively, were secured by single family properties and $6.8 million and $61.4 million, respectively, were secured by multi-family properties. Of the Bank's total REO sold during the three months ended March 31, 1994 and the year ended December 31, 1993, the Bank provided financing for 53.3% and 70.5%, respectively.

  LOANS ORIGINATED FOR SALE

     During the fourth quarter of 1993, the Bank started a new mortgage banking program to take advantage of borrower demand for fixed rate and other loan products the Bank typically does not retain for its portfolio. Under this program, competitively priced loans are originated for immediate sale in the secondary market. Although the Bank generally retains AMLs in its portfolio, it originates for sale AMLs which (i) have interest rates subject to adjustment on bases other than monthly or other than in accordance with the COFI or (ii) are monthly adjustable COFI loans originated in any period in which the amount of loans originated for the Bank's portfolio has exceeded the amount deemed prudent by the Bank for strategic or regulatory purposes. See "-- Interest Rates and Terms." The terms of loans originated by the Bank for sale conform to the guidelines established by FHLMC, FNMA and other purchasers of loans in the secondary market.

  LOANS PURCHASED FROM OTHERS

     As a result of recent consumer preferences for AMLs over fixed rate loans due to the rising interest rate environment, the Bank recently has been offered opportunities to purchase whole AMLs from mortgage bankers and other institutions that originate loans for sale. The Bank reviews these opportunities on an individual basis, and may purchase such loans for its own portfolio or for resale in the secondary market. In each case, the Bank reviews such loans in accordance with its loan evaluation and underwriting criteria, and accepts only those loans meeting the criteria the Bank would apply to loans originated by it. While the Bank does not currently anticipate that such purchases will constitute a significant source of loans over the long-term, the Bank is considering actively soliciting such opportunities from selected originators for the purpose of supplementing its loan origination activities. At June 30, 1994, the Bank had entered into one agreement to purchase $43.0 million of whole AMLs from a third party.

  LOAN UNDERWRITING

     The underwriting process is intended to assess the prospective borrower's credit standing and ability to repay the loan on a fully-indexed basis (based upon the contractual interest rate without regard to any initial discount), as well as the value and adequacy of the real property which serves as collateral for the mortgage loan. Each prospective borrower completes an application that includes information with respect to the applicant's bank accounts, assets, liabilities, income, credit history, employment history, personal information and, for multi-family properties, the cash flow generated by the property. The application also includes the amount of, and reason for, the loan being requested. In addition, the Bank typically obtains verification of an applicant's employment and income. Appraisals, which are part of the application process, are performed by qualified staff appraisers or Bank-approved independent appraisers. All independent appraisals are reviewed by a staff appraiser. The Bank's salaried loan underwriters analyze the loan application, the credit information and the appraisal and, depending on the size of the loan, either approve or deny the loan or make a recommendation concerning approval of a requested loan. The Bank requires approval at various levels of management depending on the amount of the loan; residential loans of over $750,000 require approval of a loan committee composed of senior officers of the Bank, and a loan of any type in an amount over $3 million requires approval of the Board of Directors of the Bank.

     For all real estate loans, the Bank requires title insurance insuring the priority of its lien, fire and extended coverage casualty insurance, and may also require flood insurance in order to protect the Bank's interest in the secured property. In accordance with industry practice, the Bank does not require earthquake insurance except in limited instances. Mortgage insurance is required on loans in excess of 80% of the appraised value or increased rates and/or fees are charged if the mortgage insurance requirement is waived. Loans in the Bank's portfolio on which the mortgage insurance requirement has been waived totaled $171.5 million and $155.3 million at March 31, 1994 and December 31, 1993, respectively, or less than 5% of the Bank's loan portfolio at such dates. The Bank's delinquency experience on these loans is comparable to that of the entire portfolio.

     Because AML loan-to-value ratios may increase above those established at the time of loan origination due to negative amortization, the Bank's policy is generally not to lend in excess of 90% of the appraised value on AMLs. See
"-- Interest Rates and Terms." On fixed rate loans originated for sale, the Bank's policy is generally not to lend in excess of 95% of the appraised value, in accordance with the criteria for loans acceptable for purchase by FHLMC and FNMA. The Bank most often lends less than or equal to 80% of a single family property's appraised value, although it has a loan program in which a higher loan-to-value ratio is available to first time home buyers who occupy the premises. The Bank most often lends less than or equal to 75% of a multi-family property's appraised value at the time of loan origination. The average loan-to-value ratio, calculated at the time of origination, for the Bank's loans with loss exposure was 70.2% at March 31, 1994.

LOAN PORTFOLIO

  GENERAL

     The Bank's loan portfolio consists of loans receivable, MBS and loans held for sale. Loans based on the security of single-family properties (one to four units) comprise the largest category of the Bank's loan portfolio. The Bank's loan portfolio also includes loans secured by multi-family and commercial properties. At March 31, 1994, 54.1%, 38.1% and 6.9% of the Bank's loan portfolio (before deducting combined general valuation allowances and unrealized loan fees) consisted of loans secured by single family properties, multi-family properties and commercial properties, respectively. At March 31, 1994, $3.3 billion, or 92.9%, of the Bank's loan portfolio consisted of COFI-based, monthly AMLs.

     The Bank maintains a small portfolio of consumer loans but no longer markets this type of loan product other than as a service ancillary to its savings products. Less than one half of 1% of new loans originated during the three month period ended March 31, 1994 and during each of the years ended December 31, 1993, 1992 and 1991 were consumer loans. Such loans, in the aggregate, represented less than 1% of the Bank's loan portfolio at March 31, 1994.

     The following table sets forth information regarding the composition of the Bank's loan portfolio. Amounts shown represent loan amounts outstanding, net of specific loan loss allowances.

                           LOAN PORTFOLIO COMPOSITION

                                                                      AT DECEMBER 31,
                                AT MARCH 31,   --------------------------------------------------------------
                                    1994          1993         1992         1991         1990         1989
                               -------------   ----------   ----------   ----------   ----------   ----------
                                                             (IN THOUSANDS)
Real Estate Loans
  First Trust Deed
    Residential Loans:
    One Unit.................   $  875,611    $  864,874   $  771,870   $  763,233   $  761,429   $  855,132
    Two to Four Units........      346,338       340,035      296,550      258,825      227,535      239,446
    Five or More Units.......    1,305,211     1,296,260    1,178,595    1,075,829      853,173      621,833
                                ----------    ----------   ----------   ----------   ----------   ----------
      Residential Loans......    2,527,160     2,501,169    2,247,015    2,097,887    1,842,137    1,716,411
Other Real Estate Loans:
  Commercial.................      240,845       245,387      256,474      263,183      266,258      260,809
  Second Trust Deeds.........       23,297        24,606       29,441       35,245       41,957       57,336
  Other......................        5,733         5,861       10,733        4,193        5,298        4,289
                                ----------    ----------   ----------   ----------   ----------   ----------
      Real Estate Loans......    2,797,035     2,777,023    2,543,663    2,400,508    2,155,650    2,038,845
Non-Real Estate Loans:
  Manufactured Housing.......        2,728         2,880        3,481        4,031        4,873        5,778
  Deposit Accounts...........        1,105         1,086        1,184        1,615        1,884        1,297
  Consumer...................          736           847        1,494        2,705        4,324        6,450
                                ----------    ----------   ----------   ----------   ----------   ----------
      Loans Receivable.......    2,801,604     2,781,836    2,549,822    2,408,859    2,166,731    2,052,370
Less:
  General Valuation
    Allowances --
    Loan Portfolio...........       41,078        40,669       22,074       12,588        9,305        8,394
  General Valuation
    Allowances --
    Loans Sold with
      Recourse...............        5,822         6,231        5,780        1,349        1,876           --
  Unrealized Loan Fees.......       13,649        19,273       25,268       26,126       23,633       19,640
                                ----------    ----------   ----------   ----------   ----------   ----------
      Net Loans Receivable...    2,741,055     2,715,663    2,496,700    2,368,796    2,131,917    2,024,336
                                ----------    ----------   ----------   ----------   ----------   ----------
FHLMC and FNMA MBS:
  Secured by Single-Family
    Properties...............      670,094       678,884      660,673      524,969      487,842      213,514
  Secured by Multi-Family
    Properties...............       28,463        29,399      108,482      119,295      126,464       94,219
                                ----------    ----------   ----------   ----------   ----------   ----------
      MBS....................      698,557       708,283      769,155      644,264      614,306      307,733
                                ----------    ----------   ----------   ----------   ----------   ----------
         Total Loans.........   $3,439,612    $3,423,946   $3,265,855   $3,013,060   $2,746,223   $2,332,069
                                ==========    ==========   ==========   ==========   ==========   ==========

  MORTGAGE-BACKED SECURITIES

     All of the MBS included in the Bank's loan portfolio are collateralized by loans originated by the Bank. MBS generally yield less than the loans that underlie such securities due to the cost of guarantee fees or other forms of credit enhancement. However, MBS are more liquid than individual mortgage loans and are used by the Bank to collateralize borrowings such as reverse repurchase agreements and FHLB advances. Also, MBS issued or guaranteed by FHLMC and FNMA and most double "A"-rated, privately-issued pass-through MBS are "weighted" at not more than 20% for risk-based capital purposes. This compares to an assigned risk weighting of 50% to 100% for residential mortgage loans. Thus, holding these securities allows the Bank to optimize the use of its capital for regulatory purposes. See "Regulation -- Regulatory Capital Requirements." The Bank converted $13.9 million, $111.7 million,

$187.5 million and $157.3 million of loans into MBS during the three months ended March 31, 1994 and the years ended December 31, 1993, 1992 and 1991, respectively.

  LOANS SERVICED FOR OTHERS

     The Bank is involved in the secondary mortgage market as a seller of whole loans, loan participations and MBS to financial institutions, other institutional investors and governmental entities including FHLMC and FNMA. Under its various servicing agreements, the Bank usually continues to collect payments as they become due, inspect the security properties, and otherwise service the loans. The purchaser of the loan or participation is paid an agreed upon yield, which is usually less than the interest rate paid by the borrower. The difference is retained by the Bank as a servicing fee.

     The Bank serviced $773.9 million in loans for other investors (excluding loans underlying the Bank-owned MBS serviced for FHLMC and FNMA) at March 31, 1994. Of the total amount of loans serviced by the Bank for other investors at such date, $306.1 million of these loans had been sold by the Bank under recourse arrangements. Loans sold under recourse arrangements are primarily multi-family loans. Due to applicable regulatory requirements which became effective in 1989, the Bank maintains capital for loans sold with recourse as if those loans had not been sold. The Bank had been active in these types of transactions prior to 1989, but has not entered into any new recourse arrangements since those regulations took effect. Loans sold with recourse are considered along with the Bank's own loans in determining the adequacy of the combined general valuation allowances. The principal balance of loans sold with recourse decreased to $306.1 million at March 31, 1994 from $317.6 million at December 31, 1993, $405.4 million at December 31, 1992 and $448.1 million at December 31, 1991, due to loan payoffs and foreclosures.

INTEREST RATES AND TERMS

     The table below sets forth certain additional information concerning the types of loans originated by the Bank.

                       LOAN ORIGINATIONS BY TYPE OF LOAN

                               THREE MONTHS
                              ENDED MARCH 31,                    YEAR ENDED DECEMBER 31,
                            -------------------   --------------------------------------------------------
                              1994       1993       1993       1992        1991        1990        1989
                            --------   --------   --------   --------   --------   --------   ----------
                                                          (IN THOUSANDS)
AMLs......................  $127,738   $168,681   $657,675   $684,668   $585,530   $853,991   $  927,175
AMLs Originated for
  Sale....................     9,081         --         --         --         --         --           --
Fixed Rate Mortgages
  Originated for Sale.....    17,884     17,669     87,208    154,052     60,032     46,392       66,791
Other.....................        --         --        945      2,035      1,692      6,647       11,300
                            --------   --------   --------   --------   --------   --------   ----------
    Total.................  $154,703   $186,350   $745,828   $840,755   $647,254   $907,030   $1,005,266
                            ========   ========   ========   ========   ========   ========   ==========

     The Bank has emphasized the origination of AMLs for its portfolio, in an effort to minimize its interest rate risk. At March 31, 1994, approximately 98.6% of the Bank's loan portfolio was AMLs. At such date, approximately 96.5% of such AMLs were monthly AMLs indexed to the COFI. AMLs have features that can cause interest rate and corresponding payment increases. Subject to market conditions, however, the Bank's AMLs generally provide for a limit or "cap" on increases from their initial interest rates, thereby protecting borrowers from unlimited interest rate increases. Also, some of the Bank's AML programs offer loans, subject to competitive conditions, at fixed rates of interest during the initial one-month to three-year period, which may be below the rate equal to the contractual margin over the applicable index at the time of origination. The Bank's COFI loans also provide for an annual change in payment limit, except that at the end of each five-year interval payments may be adjusted by more than such annual payment limit to provide for amortization of the AMLs by their maturity. It is possible that during periods of rising interest rates, the risk of default on AMLs may increase due to the upward adjustment of interest costs, and the resulting payment increases, to the borrower. Further, although AMLs allow the Bank to increase the sensitivity of its asset base to changes in interest rates, the extent of this interest sensitivity is limited by the lifetime interest rate adjustment limitation. See "Risk Factors -- Effects of Interest Rates."

     The Bank primarily markets AMLs with interest rates which adjust each month based upon the COFI. Generally, the monthly payment is changed annually, but the maximum annual change in the payment amount is limited to 7.5% of the amount of the prior year's payment. Any additional interest due is added to the principal balance of the loan. The Bank's AMLs typically provide for first-year monthly payments that are lower than the fully-indexed interest and principal due. Any interest not fully paid by such lower first-year payments also is added to the principal balance of the loan, causing negative amortization. Although interest rates are adjusted monthly, these loans have a lifetime cap ranging from 400 to 850 basis points above their initial interest rate. Payments are adjusted without regard to the 7.5% limitation every five years or at any time the loan balance exceeds 110% of the original principal balance to provide for full amortization during the balance of the loan term.

     The Bank offers three variations of the AML based on the COFI: the "AML IIC," the "AML IID" and the "AML IIH". Most of the Bank's new AML volume is composed of the AML IIC and the AML IID. The initial rate on the AML IIC is below market for the first three months of the loan term. The AML IID has no below market initial rate, but starts with a pay rate similar to the AML IIC. This results in immediate negative amortization, but allows the loan to earn interest at the fully indexed rate immediately. The difference in negative amortization on these two products is minor. The interest rate and payment on the AML IIH is fixed for three years. Thereafter, the loan becomes a typical, monthly AML except that the first payment adjustment is limited to the amount that would result in annual payments of no higher than 15% over the annual payments required during the prior period.

     The Bank also offers the "AML IIIP," a six month AML based on the six month London Interbank Offering Rate ("LIBOR"). Rate changes are subject to a 2% cap per annum. There is no negative amortization on this product. The AML IIH and AML IIIP comprise less than 3% of new loan originations for the Bank.

     Because of the change in payment limit provided on the Bank's COFI-based AMLs and the different times at which interest rate adjustments and payment adjustments are made, monthly payments may not be sufficient to pay the interest accruing on an AML, causing negative amortization. The amount of any negative amortization is added to the principal balance of the loan to be repaid through future monthly payments, which could cause increases in the amount of principal owed to the Bank over that which was originally lent. Significant negative amortization, if it should occur, can increase the credit risk accrued on these loans originated. The amount of negative amortization on all loans serviced by the Bank decreased to $526,000 at March 31, 1994, from $602,000, $3.1 million and $21.2 million, at December 31, 1993, 1992 and 1991, respectively. The decrease in negative amortization during those periods was primarily due to the significant decline in the COFI during the period, with such decline resulting in continuing increases in the relative proportion of each scheduled monthly payment being allocated to principal repayment (or to reduce negative amortization). The COFI declined from 7.963%, published at December 31, 1990, to a low of 3.629%, published at March 31, 1994. Since March 1994, however, the COFI has begun to rise and, accordingly, an increase in negative amortization on the Bank's COFI AMLs could occur, depending upon the extent of future interest rate increases. To date, the Bank's delinquency experience on loans with negative amortization has not been materially different than that on the fully-amortizing loans in the Bank's loan portfolio.

     Substantially all of the Bank's real estate loans provide for a maximum amortization term of 30 years or less. Generally, the Bank's AMLs may be assumed at any time during their term provided that the Bank enters into a separate written agreement with the current borrower and the qualified borrower to whom the property is transferred. In such cases, the Bank charges an assumption fee.

     The following table shows the contractual maturities of the Bank's loan portfolio, excluding MBS, at March 31, 1994.

                             LOAN MATURITY ANALYSIS

                                                          MATURITY PERIOD
                               ---------------------------------------------------------------------
                                 TOTAL       1 YEAR      >1 YEAR      >5-10     >10-20       OVER
                                BALANCE     OR LESS    TO 5 YEARS     YEARS     YEARS      20 YEARS
                               ----------   --------   -----------   -------   --------   ----------
                                                           (IN THOUSANDS)
Interest Rate Sensitive
  Loans......................  $2,695,284    $3,475      $3,806     $44,536   $ 89,441   $2,554,026
Fixed Rate Loans:
  1st Mortgages..............      43,944        36       2,825      10,479     18,628       11,976
  2nd Mortgages..............         406        --          42         269         95           --
  Consumer and Other Loans...       1,421     1,421          --          --         --           --
                               ----------    ------      ------     -------   --------   ----------
     Total Fixed Rate
       Loans.................      45,771     1,457       2,867      10,748     18,723       11,976
                               ----------    ------      ------     -------   --------   ----------
          Total Loans........  $2,741,055    $4,932      $6,673     $55,284   $108,164   $2,566,002
                               ==========    ======      ======     =======   ========   ==========

ASSET QUALITY

  NON-PERFORMING ASSETS

     Beginning in 1991, the Bank experienced substantial increases in non-performing assets as a result of the negative impact on the Southern California real estate market of the economic recession that began in 1989, the 1992 civil unrest in Los Angeles and, most recently, the January 1994 earthquake. Due to these factors, the Bank has established increasing provisions for loan losses and, in 1993, experienced its first annual net loss in over eleven years. The Bank anticipates that provisions for loan losses associated with the current economic conditions and the January 1994 earthquake will result in the Bank experiencing a net loss for 1994. See "-- Provisions for Loan Losses."

     During the past three years, multi-family loans have experienced a rate of delinquency and foreclosure significantly higher than single family loans. At March 31, 1994, multi-family loans comprised 63.6% of the Bank's total non-performing assets (before deducting specific loan loss allowances attributable to such assets). Prior to 1991, the Bank had never foreclosed on a multi-family loan in its portfolio.

     Recently, the Bank has instituted programs and procedures designed to increase significantly its scrutiny of and reduce its response time to loans evidencing any type of non-compliance, and has improved and expanded its procedures in an effort to speed the disposition of and maximize the proceeds from the Bank's REO.

     The Bank's asset classification committee meets at least monthly to review and monitor the condition of the loan portfolio on an ongoing basis. Additionally, a special workout group of the Bank's officers meets at least weekly to resolve delinquent loan situations and to initiate actions enforcing the Bank's rights in security properties pending foreclosure and liquidation.

     The table below sets forth certain information concerning the Bank's non-performing assets and loan loss allowances at the dates indicated.

                                                                 AT DECEMBER 31,
                              AT MARCH 31,     ---------------------------------------------------
                                  1994           1993       1992       1991       1990       1989
                              ------------     --------    -------    -------    -------    ------
                                               (IN THOUSANDS, EXCEPT PERCENTAGES)
REO:
  Single Family.............    $ 11,984       $ 10,052    $ 8,268    $ 3,015    $   422        --
  Multi-Family..............      17,856         16,015     15,590      4,881         --        --
  Commercial................         485            327         --        276         --        --
  Other.....................         476            484         --         --         --        --
                                --------       --------    -------    -------    -------    ------
     Total REO..............      30,801         26,878     23,858      8,172        422        --
                                --------       --------    -------    -------    -------    ------
Non-Performing Loans:
  Single Family.............      23,542         25,317     24,634     21,441      6,063    $3,849
  Multi-Family..............      69,705         70,207     42,481     34,347     18,937       432
  Commercial................      13,298         10,307      3,623      1,536         --     4,476
  Other.....................         364            245        271        194        388       229
                                --------       --------    -------    -------    -------    ------
Total Non-Performing
  Loans.....................     106,909        106,076     71,009     57,518     25,388     8,986
Less Specific Loan Loss
  Allowances................      25,579         14,732      4,582      5,422        912       380
                                --------       --------    -------    -------    -------    ------
Net Non-Performing
  Loans(1)..................      81,330         91,344     66,427     52,096     24,476     8,606
                                --------       --------    -------    -------    -------    ------
Total Non-Performing
  Assets(1).................    $112,131       $118,222    $90,285    $60,268    $24,898    $8,606
                                ========       ========    =======    =======    =======    ======
Ratio of Non-Performing
  Assets to Total
  Assets(1).................        3.05%          3.23%      2.62%      1.83%      0.82%     0.33%

- ---------------

(1) Non-performing loans and non-performing assets after deducting specific loan loss allowances attributable to such assets.

  LOAN LOSS ALLOWANCES

     The Bank maintains loan loss allowances to absorb possible future losses that may be realized on its loan portfolio and REO. The Bank's loan loss allowances consist of three components: (i) specific loan loss allowances; (ii) general valuation allowances for the Bank's loan portfolio; and (iii) general valuation allowances for loans sold by the Bank with full or limited recourse, which allowances are recorded as a contingent liability on the Company's statement of financial condition. (Items (ii) and (iii) are referred to herein collectively as "combined general valuation allowances.") A specific loan loss allowance is established (and charged off from the combined general valuation allowances) for any loan which is 90 days or more delinquent, in foreclosure, or when the Bank's management has determined that it is unlikely to be fully collectible. The combined general valuation allowances included in the loan loss allowances are reviewed and adjusted quarterly based upon a number of factors, including asset classifications, economic trends, geographic concentrations, asset-type concentrations, estimated collateral values, management's assessment of credit risk inherent in the portfolio, historical loss experience and the Bank's underwriting practices. In response to these factors, the Bank has increased its combined general valuation allowances over the last three years to $46.9 million, or 1.49% of loans with loss exposure at March 31, 1994. This compares to combined general valuation allowances of $46.9 million, or 1.51% of loans with loss exposure at December 31, 1993, $27.9 million, or 0.94%, of loans with loss exposure at December 31, 1992 and $13.9 million, or 0.49% of loans with loss exposure at December 31, 1991. Loans with loss exposure consist of the Bank's loan portfolio, excluding MBS, and including loans sold with recourse.

     The following tables set forth information concerning the components of the Bank's loan loss allowances, at the dates indicated. All loan amounts included in the table are shown before deducting specific loan loss allowances in respect of such loans.

                       COMPONENTS OF LOAN LOSS ALLOWANCES

                                                           AT DECEMBER 31,
                     AT MARCH 31,   --------------------------------------------------------------
                         1994          1993         1992         1991         1990         1989
                     ------------   ----------   ----------   ----------   ----------   ----------
                                          (IN THOUSANDS, EXCEPT PERCENTAGES)
Specific Loan Loss
  Allowances.......   $   32,235    $   16,832   $    5,120   $    5,422   $      912   $      380
Combined General
  Valuation
  Allowances:
  For Loans Owned
     by the Bank...       41,078        40,669       22,074       12,588        9,305        8,394
  For Loans Sold
     with Recourse
     to the Bank...        5,822         6,231        5,780        1,349        1,876           --
                      ----------    ----------   ----------   ----------   ----------   ----------
Combined General
  Valuation
  Allowances.......       46,900        46,900       27,854       13,937       11,181        8,394
                      ----------    ----------   ----------   ----------   ----------   ----------
Total Loan Loss
  Allowances.......   $   79,135    $   63,732   $   32,974   $   19,359   $   12,093   $    8,774
                      ==========    ==========   ==========   ==========   ==========   ==========
Non-Performing
  Loans............   $  106,909    $  106,076   $   71,009   $   57,518   $   25,388   $    8,986
REO................       30,801        26,878       23,858        8,172          422           --
                      ----------    ----------   ----------   ----------   ----------   ----------
Non-Performing
  Assets...........   $  137,710    $  132,954   $   94,867   $   65,690   $   25,810   $    8,986
                      ==========    ==========   ==========   ==========   ==========   ==========
Total Loans
  Receivable(1)....   $2,833,839    $2,798,668   $2,554,942   $2,414,281   $2,167,643   $2,052,750
Loans Sold with
  Recourse.........      306,100       317,600      405,400      448,100      485,300           --
                      ----------    ----------   ----------   ----------   ----------   ----------
Total Loans with
  Loss Exposure....   $3,139,939    $3,116,268   $2,960,342   $2,862,381   $2,652,943   $2,052,750
                      ==========    ==========   ==========   ==========   ==========   ==========
Total Loan Loss
  Allowances to
  Total Loans with
  Loss Exposure....         2.52%         2.05%        1.11%        0.68%        0.46%        0.43%

- ---------------

(1) Loans receivable before deduction of specific loan loss allowances.

                    LOAN LOSS ALLOWANCES BY TYPE OF PROPERTY

                                                                  AT DECEMBER 31,
                                    AT MARCH 31,   ----------------------------------------------
                                        1994        1993      1992      1991      1990      1989
                                    ------------   -------   -------   -------   -------   ------
                                                           (IN THOUSANDS)
Real Estate Loans:
  Single Family...................    $ 7,699     $ 7,308   $ 4,166   $ 4,814   $ 3,017   $1,664
  Multi-Family....................     62,966      52,435    25,597    11,729     6,893    4,974
  Commercial and Industrial.......      8,306       3,938     3,154     2,544     2,066    1,940
Non-Real Estate Loans.............        164          51        57       272       117      196
                                      -------     -------   -------   -------   -------   ------
          Total...................    $79,135     $63,732   $32,974   $19,359   $12,093   $8,774
                                      =======     =======   =======   =======   =======   ======

     The Bank regularly assesses the adequacy of the loan loss allowances. In assessing the adequacy of the Bank's loan loss allowances, management makes certain assumptions about interest rate trends, general and local economic conditions and other factors that may ultimately affect whether the Bank will suffer a loss on either a class of loans or any particular loan. Management believes that the Bank's loan loss allowances are adequate to provide for potential losses on the Bank's loans with loss exposure, including its non-performing loans. However, there can be no assurance that the Bank's existing loan loss allowances will be adequate to absorb such losses if and when they occur.

  PROVISIONS FOR LOAN LOSSES

     Provisions for loan losses may be necessary in any period to the extent that the combined general valuation allowances are not adequate to cover anticipated loan charge-offs. Provisions for loan losses were $67.7 million in 1993 compared with $41.4 million in 1992 and $11.8 million in 1991. Net loan charge-offs were $24.7 million for the three months ended March 31, 1994 and $48.6 million for the year ended December 31, 1993. The increased charge-offs were due to losses recorded on certain problem assets based on declines in the estimated value of the underlying collateral. On June 20, 1994, the Bank announced that it would record a provision for loan losses of $55.0 million for the quarter ended June 30, 1994, of which management estimates that approximately $31.9 million is attributable to declines in real estate values resulting from the recession in Southern California and approximately $23.1 million is directly attributable to anticipated earthquake losses.

     The following is an analysis of the activity in the Bank's combined general valuation allowances for the periods indicated.

       COMBINED GENERAL VALUATION ALLOWANCES AND LOAN CHARGE-OFF ACTIVITY

                                                   THREE MONTHS
                                                 ENDED MARCH 31,                     YEAR ENDED DECEMBER 31,
                                               --------------------    ----------------------------------------------------
                                                 1994        1993        1993        1992       1991       1990       1989
                                               --------    --------    --------    --------    -------    -------    ------
                                                                    (IN THOUSANDS, EXCEPT PERCENTAGES)
Beginning Combined General Valuation
  Allowances................................   $ 46,900    $ 27,854    $ 27,854    $ 13,937    $11,181    $ 8,394    $7,692
Provisions for Loan Losses..................     24,670      44,123      67,679      41,384     11,833      4,126       824
Net Charge-Offs.............................    (24,670)    (12,460)    (48,633)    (27,467)    (9,077)    (1,339)     (122)
                                               --------    --------    --------    --------    -------    -------    ------
Ending Combined General Valuation
  Allowances................................   $ 46,900    $ 59,517    $ 46,900    $ 27,854    $13,937    $11,181    $8,394
                                               ========    ========    ========    ========    =======    =======    ======
Charge-Offs as Percentage of Average Loans
  Receivable (Excluding MBS)................       0.88%       0.48%       1.82%       1.11%      0.40%      0.06%     0.01%

     The $55.0 million provision for loan losses announced on June 20, 1994 for the quarter ended June 30, 1994 is allocated among the Bank's total loan loss allowances based on available information concerning the loans in the Bank's loan portfolio. At May 31, 1994, $13.3 million of such provision for loan losses was allocated to specific loan loss allowances and $41.7 million was allocated to the general valuation allowances for the Bank's loan portfolio; however, additional amounts will be charged off from the combined general valuation allowances as additional loans or properties requiring specific loan loss allowances are identified.

  NON-ACCRUAL AND PAST DUE LOANS

     The Bank establishes allowances for delinquent interest equal to the amount of accrued interest on all loans 90 days or more past due or in foreclosure. This practice effectively places such loans on non-accrual status for financial reporting and loan loss allowance purposes.

     The additional amount of interest income that would have been reported had there been no loans 90 days or more contractually delinquent would have been $5.7 million, $4.3 million, $2.9 million, $1.5 million and $437,000 at December 31, 1993, 1992, 1991, 1990 and 1989, respectively.

  LOAN MODIFICATIONS AND IMPAIRED LOANS

     The Bank, from time to time, makes temporary modifications or offers temporary payment forbearance with respect to its mortgage loans. Under these arrangements, monthly payments required to be made on a loan are reduced during a fixed period (generally three to six months) to an amount not less than the interest payments required under the original terms of the loan. At March 31, 1994, the Bank had modified loans with an aggregate principal amount of $68.3 million. At that date, specific loan loss allowances of $6.1 million were attributable to such loans. No modified loans were 90 days or more delinquent at March 31, 1994. In addition, the Bank offered temporary loan modifications to borrowers with properties damaged in the January 1994 earthquake. Generally, the modifications involved deferral of both principal and interest payments for a period of three months. At March 31, 1994, the Bank had modified loans with an aggregate principal amount of $115.7 million for earthquake-related reasons.

     At March 31, 1994, the Bank implemented Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS No. 114"). Pursuant to SFAS No. 114, the Bank considers a loan to be impaired when management believes that it is probable that the Bank will be unable to collect all amounts due under the contractual terms of the loan. Estimated impairment losses are included in the Bank's specific loan loss allowances. Subsequent adjustments to estimated impairment losses are included in the Bank's provisions for loan losses. At March 31, 1994, the total recorded amount of loans for which impairment has been recognized in accordance with SFAS No. 114 was $119.2 million (after deducting $24.4 million of specific loan loss allowances attributable to such loans). The Bank's impaired loans at March 31, 1994 were composed of non-accrual major loans (single family loans with an outstanding principal amount greater than or equal to $500,000 and multi-family loans with an outstanding principal amount greater than or equal to $750,000) of $39.6 million, modified loans of $50.6 million and major loans less than 90 days delinquent in which full payment of principal and interest is not expected of $29.0 million.

  REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS

     The Bank's REO consists of property acquired through foreclosure proceedings or, infrequently, by deed in lieu of foreclosure. At March 31, 1994, the Bank's REO was $30.8 million, representing 0.8% of the Bank's total assets. The Bank begins foreclosure proceedings on single family loans after they have been delinquent for 15 days after the grace period and begins foreclosure proceedings on multi-family and commercial loans after they have been delinquent for 10 days after the grace period. Generally, all loans greater than 90 days delinquent are placed into foreclosure and, if necessary, a specific loan loss allowance is established. The Bank acquires title to the property in most foreclosure actions that are not reinstated by the borrower. Once real estate is acquired in settlement of a loan, the Bank ceases to accrue and reserve for interest income and the property is recorded as REO at the lower of the unpaid loan balance or fair market value in accordance with appraisals, OTS guidelines and generally accepted accounting principles.

     The following table sets forth the Bank's REO by asset type, and as a percentage of total REO, at March 31, 1994.

                  REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS

                                                               AT MARCH 31, 1994
                                                         ------------------------------
                                                         AMOUNT          % OF TOTAL REO
                                                         -------         --------------
                                                             (IN THOUSANDS, EXCEPT
                                                                  PERCENTAGES)
        Single Family..................................  $11,984               38.9%
        Multi-Family...................................   17,856               58.0
        Commercial.....................................      485                1.6
        Other..........................................      476                1.5
                                                         -------              -----
          Total........................................  $30,801              100.0%
                                                         =======              =====

     Following the acquisition of REO, the Bank evaluates the property and establishes a plan for marketing and disposition. The Bank inspects the property, using independent professionals when necessary. After inspecting such property, the Bank determines whether the property may be disposed of in its present condition or whether repairs, rehabilitation or improvements are necessary. In response to the increased levels of REO, the Bank has established a committee that meets weekly for the purpose of supervising the disposition of the Bank's REO.

     The average percentages of appraised value (based on appraisals performed at the time the REO was acquired by the Bank) recovered by the Bank in its sales of REO were 99.4% and 92.4%, for the three months ended March 31, 1994 and the year ended December 31, 1993, respectively. Of the Bank's total REO sold during the three months ended March 31, 1994 and the year ended December 31, 1993, the Bank provided financing for 53.3% and 70.5%, respectively.

     While management intends to maintain its emphasis on REO disposition activities at the current level for as long as necessary, there can be no assurance that the Bank's experience can be repeated or maintained either with respect to the efficient disposition of REO or the percentages of appraised value recovered.

  OTHER INTEREST-EARNING ASSETS

     At March 31, 1994, the Bank owned no other contractually delinquent interest-earning assets other than loans.

INVESTMENT ACTIVITIES

     Savings institutions are required by federal regulations to maintain a minimum ratio of liquid assets which may be invested in certain government and other specified securities. This level is adjusted by the OTS from time to time in response to prevailing economic conditions and as a means of controlling the amount of available mortgage credit. See "Regulation -- Liquidity." At March 31, 1994, the liquidity requirement applicable to the Bank under OTS regulations was 5.00% and the Bank's regulatory liquidity percentage was 5.27%.

     It is the Bank's policy to maintain liquid investment securities at the regulatory minimum and to use available cash to originate mortgages which normally command higher yields. Therefore, interest income on liquid investment securities generally represents less than 3% of total revenues.

     The Bank implemented Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, effective January 1, 1994. All investment securities are carried at amortized cost (with any premium or discount amortized over the term of the security using the interest method) because such investments are classified by the Bank as "held-to-maturity" securities. Gross unrealized gains and gross unrealized losses totaled $254,000 and $1.8 million, respectively, at

March 31, 1994. At March 31, 1994, the Bank had no investments in the available-for-sale or trading categories.

     The following table sets forth information concerning the types of securities comprising the Bank's total investment portfolio at the end of the periods indicated.

                      COMPOSITION OF INVESTMENT PORTFOLIO

                                                               AT DECEMBER 31,
                                AT MARCH 31,  --------------------------------------------------
                                    1994        1993      1992       1991      1990       1989
                                ------------  --------   -------   --------   -------   --------
                                               (IN THOUSANDS, EXCEPT PERCENTAGES)
U.S. Treasury Securities......    $ 4,110     $  5,111   $ 7,113   $  7,115   $ 9,020   $  5,009
U.S. Agency Securities........     40,576       42,600    11,034      6,054        --      5,000
Corporate Bonds...............         --           --        --      3,003     3,005         --
Repurchase Agreements.........         --           --        --     95,000    60,000     45,000
Overnight Investments.........         --           --        --         --        --     80,000
Certificates of Deposit.......         --           --        --         --     4,228      6,259
Collateralized Mortgage
  Obligations.................     43,498       47,352    22,235         --        --         --
MBS...........................     10,187        8,773     3,354         --        --         --
                                  -------     --------   -------   --------   -------   --------
                                  $98,371     $103,836   $43,736   $111,172   $76,253   $141,268
                                  =======     ========   =======   ========   =======   ========
Weighted Average Yield on
  Interest-Earning Investments
  at End of Period............       5.16%        5.16%     6.18%      4.90%     7.74%      8.42%
                                  =======     ========   =======   ========   =======   ========

     Despite the decreasing interest rate trend in the financial marketplace during 1993, the yield on the investment security portfolio increased during the year ended December 31, 1993 to 4.70% from 4.24% during the year ended December 31, 1992 because management selected securities for the Bank's investment portfolio with longer maturities. See "-- Net Interest Income -- Yields Earned and Rates Paid."

     The following is a summary of the maturities and market values of investment securities at March 31, 1994.

                         TERMS OF INVESTMENT SECURITIES

                                MATURITY
                 -------------------------------------
                                                            TOTAL CARRYING
                   WITHIN 1 YEAR         1-5 YEARS              VALUE
                 -----------------  ------------------   ------------------                GROSS
                          WEIGHTED            WEIGHTED             WEIGHTED    TOTAL     UNREALIZED        AVERAGE
                          AVERAGE             AVERAGE              AVERAGE    MARKET   ---------------     MATURITY
                 AMOUNT    YIELD     AMOUNT    YIELD      AMOUNT    YIELD      VALUE   GAINS    LOSSES     YRS/MOS
                 ------   --------  -------   --------   -------   --------   -------  -----    ------    ----------
                                                  (IN THOUSANDS, EXCEPT PERCENTAGES)
U.S. Treasury
  Securities...  $1,002    7.34%    $ 3,108     8.17%    $ 4,110     7.97%    $ 4,282   $174    $    (2)  1 yr/8 mos
U.S. Agency
  Securities...   2,004    7.55      38,572     5.22      40,576     5.34      39,598     30     (1,008)  2 yr/8 mos
Collateral
  Mortgage
 Obligations...      --      --      43,498     4.67      43,498     4.67      43,030     39       (507)  3 yr/6 mos
MBS............      --      --      10,187     5.43      10,187     5.43       9,957     11       (241)  3 yr/9 mos
                 ------             -------              -------              -------   ----    -------
  Total........  $3,006    7.48%    $95,365     5.09%    $98,371     5.16%    $96,867   $254    $(1,758)  3 yr/2 mos
                 ======             =======              =======              =======   ====    =======

SOURCES OF FUNDS

  GENERAL

     The Bank's principal sources of funds for use in lending are savings deposits, advances from the FHLBSF and other borrowings. Other sources of funds for use in lending and for other general business purposes are loan payments and loan sales. The determination of funding sources is established by the Bank's management based on an analysis of the respective financial and other costs and burdens associated with the various funding sources. On any given date, the Bank seeks to utilize the source of funds with the lowest overall cost.

  DEPOSITS

     The Bank obtains deposits through three different sources: (i) its retail branch system; (ii) its telemarketing department (phone solicitations by employees); and (iii) national brokerage houses.

     The table below sets forth the Bank's level of deposits, by source, at the dates indicated.

                               DEPOSITS BY SOURCE

                                                                     AT DECEMBER 31,
                               AT MARCH 31,   --------------------------------------------------------------
                                   1994          1993         1992         1991         1990         1989
                               ------------   ----------   ----------   ----------   ----------   ----------
                                                              (IN THOUSANDS)
Retail Branches..............   $1,485,157    $1,490,541   $1,310,973   $  997,606   $  856,388   $  784,418
Telemarketing and Other......      322,508       296,051      398,137      450,923      398,508      224,408
Brokered Deposits............      474,464       518,888      273,635      291,574      484,757      543,963
                               ------------   ----------   ----------   ----------   ----------   ----------
  Total......................   $2,282,129    $2,305,480   $1,982,745   $1,740,103   $1,739,653   $1,552,789
                                ==========    ==========   ==========   ==========   ==========   ==========

     The interest rates paid on deposits are a major determinant of the average cost of funds available for lending. The following table sets forth information regarding the average balances and rates for the various types of savings programs offered by the Bank during the periods indicated.

                          DEPOSITS BY TYPE OF ACCOUNT


                                                                          YEAR ENDED DECEMBER 31,
                           THREE MONTHS          -------------------------------------------------------------------------
                          ENDED MARCH 31,                1993                      1992                      1991
                       ---------------------     ---------------------     ---------------------     ---------------------
                                    WEIGHTED                  WEIGHTED                  WEIGHTED                  WEIGHTED
                                    AVERAGE                   AVERAGE                   AVERAGE                   AVERAGE
                        BALANCE       RATE        BALANCE       RATE        BALANCE       RATE        BALANCE       RATE
                       ----------   --------     ----------   --------     ----------   --------     ----------   --------
                                                       (IN THOUSANDS, EXCEPT PERCENTAGES)
Variable Rate Non-
 Term Accounts:
  Money Market
    Deposit
    Accounts.........  $  205,330     2.30%      $  196,467     2.40%      $  186,721     2.75%      $  144,440     4.08%
  Interest Bearing
    Checking
    Accounts.........     164,292     2.06          148,460     2.18          127,985     2.39           72,846     3.85
  Passbook Accounts..     121,708     2.25          118,455     2.29          106,247     2.64           61,700     4.25
  Non-interest
    Bearing Checking
    Accounts.........      32,518       --           44,868       --           33,177       --           16,070       --
                       ----------                ----------                ----------                ----------
                          523,848                   508,250                   454,130                   295,056
Fixed-Term Rate
  Certificate
  Accounts:
  Under Six Month
    Term.............      65,833     2.73           69,132     2.77          117,954     3.20          120,841     5.23
  Six Month Term.....     287,325     3.43          299,368     3.13          230,489     3.50          123,040     5.68
  Nine Month Term....      95,417     3.76          200,269     3.36           45,852     3.77          118,249     6.45
  One Year to 18
    Months Term......     495,402     3.72          474,853     3.67          333,798     4.14          308,945     6.39
  Two Year to 30
    Months Term......     248,374     4.67          148,993     4.67          186,473     6.16          107,866     7.13
  Over 30 Month
    Term.............     237,374     6.04          307,513     5.80          141,713     6.56           68,152     7.77
  Discounted
    Accounts.........          --       --               --       --               --       --               34     7.50
  Negotiable
    Certificates of
    $100,000 and
    Greater, 30 Day
    to One Year......     328,556     3.46          297,102     3.43          472,336     3.82          597,920     5.84
                       ----------                ----------                ----------                ----------
                        1,758,281                 1,797,230                 1,528,615                 1,445,047
                       ----------                ----------                ----------                ----------
Total Deposits.......  $2,282,129     3.58       $2,305,480     3.60       $1,982,745     3.97       $1,740,103     5.74
                       ==========                ==========                ==========                ==========

     The following table shows the maturity distribution of jumbo certificates of deposit ($100,000 and greater) at March 31, 1994 (in thousands).

        Maturing in:
          1 month or less................................................  $ 64,579
          Over 1 month to 3 months.......................................   121,221
          Over 3 months to 6 months......................................    79,563
          Over 6 months to 12 months.....................................    62,001
          Over 12 months.................................................     1,192
                                                                           --------
                  Total..................................................  $328,556
                                                                           ========

     Based on historical renewal percentages at maturity, management believes that jumbo certificates of deposit are a stable source of funds; however, jumbo deposits are more likely to be shifted to other financial institutions than smaller retail deposits in response to relative variations in interest rates paid by the Bank and its competitors.

  RETAIL BRANCHES

     The Company currently maintains 25 retail branch offices, the highest concentration of which is located in Santa Monica and the surrounding westside area of Los Angeles.

     Deposits at retail branches were 65.1%, 64.7%, 66.1% and 57.3% of total deposits, at March 31, 1994, December 31, 1993, 1992 and 1991, respectively. Increased deposits during 1993 and 1992 resulted primarily from branch acquisitions and, to a lesser extent, from additional deposits brought in by the overall branch system.

     The Bank acquired two retail branches from the Resolution Trust Corporation ("RTC") in December 1993 with deposits totaling $113.3 million, and acquired seven retail branches during 1992 with deposits totaling $290.6 million. One of the two branches acquired in 1993 was closed and the deposits were merged into the other acquired branch. One previously existing branch which was located near a branch acquired in 1992 was merged with that acquired branch. At March 31, 1994, deposits at these branches totaled $286.1 million, including new deposits obtained at these branches since the acquisition dates, and excluding deposits attributable to the Bank's branch prior to the merger. The Bank may seek to acquire additional retail branches from the RTC from time to time if available on an individual basis. The Company does not currently intend to acquire any institutions offered by the RTC on a "whole-bank" basis.

  TELEMARKETING

     Deposits acquired through the Bank's telemarketing department are obtained from depositors throughout the United States, and are typically placed by managers of pension funds. Telemarketing deposits were $314.3 million, $285.6 million, $389.2 million and $439.6 million, representing 13.8%, 12.4%, 19.6% and 25.3% of total deposits, at March 31, 1994, December 31, 1993, 1992 and 1991, respectively. The percentage of deposits in telemarketing funds varies based upon competition from other investment products available to depositors. These deposits are not subject to brokered deposit restrictions discussed below as long as the rates offered for such deposits are not significantly higher than the prevailing rates on deposits by other federally insured savings banks in the Bank's normal market area. Based on weekly rate surveys conducted by the Bank, the Bank has determined that the rates it offers on these deposits are not significantly higher than such prevailing rates.

     Under FDIC insurance rules, employee benefit plan deposits (which constitute the largest segment of telemarketing deposits) are provided "pass through" insurance (providing insurance up to $100,000 per participant rather than $100,000 per plan) only if the depository institution is able to accept brokered deposits, either by meeting the standards necessary to be deemed well capitalized, or by meeting the standards necessary to be deemed adequately capitalized and having obtained permission from the FDIC to accept brokered deposits in the form of a waiver. See "-- Brokered Deposits." If the Bank were unable to satisfy the criteria necessary to accept brokered deposits and, as a result, employee benefit plan telemarketing deposits were not entitled to such pass-through insurance, it is likely that employee benefit plan telemarketing deposits would not be renewed at their maturity. Such deposits would be difficult to replace until the Bank again satisfied the criteria necessary to accept brokered deposits so that employee benefit plan telemarketing deposits would be entitled to such pass-through insurance.

  BROKERED DEPOSITS

     Deposits acquired through national brokerage houses were $474.5 million, $518.9 million, $273.6 million and $291.6 million, representing 20.8%, 22.5%, 13.8% and 16.8% of total deposits at March 31, 1994, December 31, 1993, 1992 and 1991, respectively. Any fees paid to deposit brokers are amortized over the term of the deposit. Based on historical renewal percentages, management believes that these deposits are a stable source of funds; however, brokered deposits are more likely than smaller retail deposits to be shifted to other financial institutions in response to relative variations in interest rates paid by the Bank and its competitors.

     The Bank currently accepts brokered deposits pursuant to a waiver obtained from the FDIC that expires on August 27, 1994. Well-capitalized institutions are not required to obtain a waiver from the FDIC. Adequately capitalized institutions, such as the Bank, can only accept brokered deposits under a waiver from the FDIC. See "Regulation -- Prompt Corrective Action." Furthermore, an institution granted a waiver is prohibited from paying an effective yield on any brokered deposits which exceeds by more than (i) 75 basis points the effective yield paid on deposits of comparable size and maturity in such institution's normal market area for deposits accepted from within its normal market area or
(ii) 120 basis points for retail deposits and 130 basis points for wholesale deposits, respectively, the current yield on comparable maturity U.S. Treasury obligations for deposits accepted outside the institution's normal market area.

     Management of the Bank intends to request another waiver effective at August 27, 1994 if another waiver is required in order to continue accepting brokered deposits. There can be no assurance that the Bank will be able to continue accepting brokered deposits, or that the law may not again change and further limit the Bank's ability to accept these funds. If the Bank is not permitted to accept brokered deposits after August 27, 1994, it will seek alternative sources of funds, principally by offering rates sufficient to attract additional retail deposits and by borrowing additional amounts from the FHLBSF. Giving effect, on a pro forma basis, to the contribution by FFC to the Bank of the net proceeds from the Offering, and the $55.0 million provision for loan losses announced on June 20, 1994, the Bank would have met the regulatory standards to be deemed well capitalized at March 31, 1994. As long as the Bank is well capitalized, a waiver will not be required for the Bank to continue accepting brokered deposits.

  BORROWINGS

     The FHLB system functions as a source of credit to financial institutions that are members of a regional FHLB. The Bank may apply for advances from the FHLBSF secured by the FHLB capital stock owned by the Bank, certain of the Bank's mortgages and other assets (principally obligations issued or guaranteed by the United States government or agencies thereof). Advances can be requested for any sound business purpose which an institution is authorized to pursue. However, as a result of the enactment of FIRREA, any institution not meeting the qualified thrift lender test will be subject to restrictions on its ability to obtain advances from the FHLBSF. See "Regulation -- Qualified Thrift Lender Test". In granting advances, the FHLBSF also considers a member's creditworthiness and other relevant factors and takes a security interest in qualified collateral.

     Total advances from the FHLBSF were $514.7 million at March 31, 1994 at a weighted average rate of 4.65%. This compares with advances of $514.7 million at December 31, 1993, $654.5 million at December 31, 1992 and $524.0 million at December 31, 1991, at weighted average rates of 4.70%, 5.20% and 5.86%, respectively. The decrease in 1993 was due to advances repaid with funds from the branches acquired in December 1993. At March 31, 1994, the Bank had available $388.6 million for borrowing from the FHLBSF without providing any additional collateral.

     The Bank enters into reverse repurchase agreements, which are short-term borrowings secured by MBS and require the repurchase of the same securities. Reverse repurchase agreements are treated as borrowings in the Bank's statement of financial condition. In order to minimize the risks associated with these types of transactions, the Bank's policy is to enter into reverse repurchase agreements only with primary dealers. Borrowings under reverse repurchase agreements totaled $599.2 million, $548.6 million, $491.1 million and $623.6 million at March 31, 1994 and December 31, 1993, 1992 and 1991, respectively, and were secured by MBS with principal balances totaling $618.7 million, $559.0 million, $506.6 million and $638.8 million, respectively.

     Borrowings from all sources totaled $1.1 billion, $1.1 billion, $1.2 billion and $1.3 billion at weighted average rates of 4.06%, 3.99%, 4.48% and 5.47% at March 31, 1994, December 31, 1993, 1992 and 1991, respectively.

     The following schedule summarizes short term borrowings for the last three years.

                             SHORT TERM BORROWINGS

                                                     MAXIMUM MONTH-END OUTSTANDING BALANCE
                                           ----------------------------------------------------------
                                              END OF PERIOD                       AVERAGE FOR PERIOD
                                           --------------------     DURING THE   --------------------
                                           OUTSTANDING     RATE       PERIOD     OUTSTANDING     RATE
                                           -----------     ----     ----------   -----------     ----
                                                       (IN THOUSANDS, EXCEPT PERCENTAGES)
1993:
  Short Term FHLBSF Credit Advances......   $  30,000      3.94%     $ 245,000    $ 116,538      3.56%
  Securities Sold Under Agreements to
     Repurchase..........................     548,649      3.32        650,033      594,314      3.06
  Other Short Term Borrowings............      29,800      3.95         76,650       48,473      3.38
1992:
  Short Term FHLBSF Rate Credit
     Advances............................     140,000      3.34        195,000       88,462      4.07
  Securities Sold Under Agreements to
     Repurchase..........................     491,091      3.61        594,680      527,528      4.16
  Other Short Term Borrowings............      50,650      3.73        157,950       93,069      3.96
1991:
  Short Term FHLBSF Credit Advances......      95,000      5.06        105,000       44,167      6.41
  Securities Sold Under Agreements to
     Repurchase..........................     623,572      4.94        645,783      598,655      4.94
  Other Short Term Borrowings............      71,800      4.92         87,050       55,583      6.12

  OTHER SOURCES OF FUNDS

     Other sources of funds include sales of loans and MBS and principal payments on loans in the Bank's loan portfolio. Sales of loans and MBS were $36.5 million, $153.0 million, $154.4 million and $55.0 million for the three months ended March 31, 1994 and for the years ended December 31, 1993, 1992 and 1991, respectively. The volume of loans and MBS sold varies based on a number of factors, including the dollar amount of saleable loans originated.

     Principal payments on loans in the Bank's loan portfolio were $65.7 million, $354.7 million, $321.7 million and $278.4 million for the three months ended March 31, 1994 and for the years ended December 31, 1993, 1992 and 1991, respectively. Principal payments include both amortization and prepayments and are a function of real estate activity and general levels of interest rates. Principal payments have increased over the last several years due to growth in average loans outstanding and increased mortgage refinancing due to low interest rates. As interest rates have increased over the last several months, the Bank has experienced a decline in refinancing activity.

NET INTEREST INCOME

     Net interest income, the major component of core earnings for the Bank, depends primarily upon the difference between the combined average yield earned on the Bank's loan and investment security portfolios and the combined average interest rate paid on deposits and borrowings, as well as the relative balances of interest-earning assets and interest-bearing liabilities.

  YIELDS EARNED AND RATES PAID

     The following tables set forth information concerning the yields earned and rates paid by the Bank for and at the end of the periods indicated.

                       WEIGHTED AVERAGE RATES FOR PERIOD

                                      THREE MONTHS
                                          ENDED
                                        MARCH 31,                YEAR ENDED DECEMBER 31,
                                      -------------     ------------------------------------------
                                      1994     1993     1993     1992     1991     1990      1989
                                      ----     ----     ----     ----     ----     -----     -----
Weighted Average Yield on Loan
  Portfolio.........................  6.24%    6.80%    6.64%    7.92%    9.96%    10.87%    10.84%
Weighted Average Yield on Investment
  Portfolio(1)......................  4.77     4.47     4.70     4.24     6.03      8.16      9.46
Weighted Average Yield on All
  Interest-Earning Assets...........  6.18     6.71     6.56     7.78     9.82     10.78     10.80
Weighted Average Rate Paid on
  Deposits..........................  3.59     3.93     3.76     4.66     6.70      7.93      8.19
Weighted Average Rate Paid on
  Borrowings and FHLB Advances......  4.06     4.25     4.09     5.10     7.08      8.59      9.39
Weighted Average Rate Paid on All
  Interest-Bearing Liabilities......  3.75     4.06     3.89     4.83     6.85      8.16      8.58
Net Yield on Average
  Interest-Earning Assets(2)........  2.54     2.81     2.77     3.16     3.29      3.02      2.54
Interest Rate Spread(3).............  2.43     2.65     2.67     2.95     2.97      2.62      2.22

                    WEIGHTED AVERAGE RATES AT END OF PERIOD

                                             AT                      AT DECEMBER 31,
                                          MARCH 31,     ------------------------------------------
                                            1994        1993     1992     1991     1990      1989
                                          ---------     ----     ----     ----     -----     -----
Weighted Average Yield on Loan
  Portfolio.............................    6.09%       6.20%    7.25%    9.20%    10.45%    10.94%
Weighted Average Yield on Investment
  Portfolio(1)..........................    5.16        5.16     6.18     4.90      7.74      8.42
Weighted Average Yield on All Interest-
  Earning Assets........................    6.06        6.17     7.24     9.05     10.37     10.80
Weighted Average Rate Paid on
  Deposits..............................    3.58        3.60     3.97     5.74      7.67      8.21
Weighted Average Rate Paid on Borrowings
  and FHLB Advances.....................    4.05        3.99     4.48     5.47      8.07      8.82
Weighted Average Rate Paid on All
  Interest-Bearing Liabilities..........    3.74        3.73     4.16     5.63      7.82      8.42
Interest Rate Spread(3).................    2.32        2.44     3.08     3.42      2.55      2.38

- ---------------

(1) Includes earnings on certificates of deposit and overnight investments. Does not include earnings on FHLB stock.

(2) Net interest income (the difference between the dollar amounts of interest earned and paid) divided by average interest earning assets.

(3) Weighted average yield on all interest-earning assets less weighted average rate paid on all interest-bearing liabilities.

     The tables above reflect the decreasing trend in interest rates over the past three years. The Bank's AML portfolio is based primarily on changes in the COFI. Changes in the COFI closely parallel changes in the Bank's cost of funds. Therefore, the yield on the Bank's loan portfolio has decreased along with the cost of deposits and borrowings. In a decreasing rate environment, the cost of the Bank's deposits and borrowings typically decrease faster than the yield on loans and investments. However, increased non-performing assets had a negative impact on the Bank's loan portfolio yield over the last three years. The effect was more pronounced in 1993 when the interest rate spread fell to 2.67% from the prior year's 2.95% due to a 40.1% increase in non-performing assets (before deducting specific loan loss allowances attributable to such assets). For the three months ended March 31, 1994, the Bank's interest rate margin was 2.43%. This decrease was attributable to increases in market interest rates during 1994 as well as the continuing higher level of non-performing assets.

     An increase in non-performing assets caused the excess of average interest-earning assets over average interest-bearing liabilities to decrease to $90.8 million for the year ended December 31, 1993 from $142.6 million for the year ended December 31, 1992 and $147.3 million for the year ended December 31, 1991. At March 31, 1994, the excess of average interest-earning assets over average interest-earning liabilities increased slightly, to $102.4 million. A reduction in the excess of average interest-earning assets over interest-bearing liabilities has a negative impact on the dollar amount of net interest income earned by the Bank.

     The table below sets forth certain information regarding changes in the interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average balance multiplied by old rate) and (ii) changes in rates (changes in rate multiplied by prior year average balance). Changes in rate/volume (change in rate multiplied by the change in average volume) have been allocated to the change in rate or the change in volume based upon the respective percentages of the combined totals. Dividends on FHLB stock and miscellaneous interest income are excluded.

                          INTEREST INCOME AND EXPENSE

                                   YEAR ENDED                      YEAR ENDED                      YEAR ENDED
                                DECEMBER 31, 1993               DECEMBER 31, 1992               DECEMBER 31, 1991
                               VERSUS 1992 CHANGES             VERSUS 1991 CHANGES             VERSUS 1990 CHANGES
                                     DUE TO                          DUE TO                          DUE TO
                          -----------------------------   -----------------------------   -----------------------------
                          VOLUME      RATE      TOTAL     VOLUME      RATE      TOTAL     VOLUME      RATE      TOTAL
                          -------   --------   --------   -------   --------   --------   -------   --------   --------
                                                                 (IN THOUSANDS)
Interest Income:
  Loans.................  $14,144   $(41,930)  $(27,786)  $23,675   $(62,620)  $(38,945)  $31,417   $(24,797)  $  6,620
  Investments...........      513        592      1,105       977     (2,088)    (1,111)    1,240     (2,083)      (843)
                          -------   --------   --------   -------   --------   --------   -------   --------   --------
    Total Interest
      Income............   14,657    (41,338)   (26,681)   24,652    (64,708)   (40,056)   32,657    (26,880)     5,777
Interest Expense:
  Deposits..............    7,914    (17,988)   (10,074)    9,864    (37,682)   (27,818)    6,116    (21,070)   (14,954)
  Borrowings............    3,346    (13,018)    (9,672)    7,697    (23,944)   (16,247)   17,956    (14,863)     3,093
                          -------   --------   --------   -------   --------   --------   -------   --------   --------
  Total Interest
    Expense.............   11,260    (31,006)   (19,746)   17,561    (61,626)   (44,065)   24,072    (35,933)   (11,861)
                          -------   --------   --------   -------   --------   --------   -------   --------   --------
    Change in Net
      Interest Income...  $ 3,397   $(10,332)  $ (6,935)  $ 7,091   $ (3,082)  $  4,009   $ 8,585   $  9,053   $ 17,638
                          ========  =========  =========  ========  =========  =========  ========  =========  =========

NON-INTEREST INCOME AND NON-INTEREST EXPENSE

  NON-INTEREST INCOME

     Loan and other fees were $1.6 million and $1.8 million for the three months ended March 31, 1994 and 1993, respectively, and $6.5 million, $5.9 million and $6.0 million for the years ended December 31, 1993, 1992 and 1991, respectively. Such fees are primarily earned on loans originated by the Bank.

     Gain on sale of loans and securities was $440,000 and $400,000 for the three months ended March 31, 1994 and 1993, respectively, and $4.3 million, $2.1 million and $1.1 million for the years ended December 31, 1993, 1992 and 1991, respectively. Of the gain recognized during 1993, $2.0 million resulted from the sale of a single issue of MBS from the Bank's portfolio of loans and securities held for sale.

     Real estate operations recorded a net gain of $382,000 in the three months ended March 31, 1994, and a net gain of $143,000 for the three months ended March 31, 1993. Real estate operations recorded a net loss of $437,000 in 1993, a net gain of $2.6 million in 1992 and a net loss of $1.3 million in 1991. Losses recorded in 1993 resulted primarily from the operation of foreclosed properties prior to sale. Foreclosed multi-family properties, which have provided net income from operations in the past, have been severely affected by the recession. See "Risk Factors -- Asset Quality; Southern California Real Estate."

     During 1993, the Bank assumed liability for various charges on these foreclosed properties, including delinquent property taxes, unpaid utility charges and rehabilitation costs. Many of the properties were in a general state of disrepair with high vacancy rates and rent collection problems. These problems can take several months to correct. The Bank normally sells these properties within a few months after foreclosure, usually after the property has been rehabilitated. Gains recorded during the first quarters of 1994 and 1993 and during 1992 were due to recoveries of loss allowances which had been established prior to the sale of foreclosed properties. Gains from real estate operations increased for the quarter ended March 31, 1994 compared to the quarter ended March 31, 1993 due to an increase in the percentage of appraised value recovered on the sale of foreclosed properties and a decrease in net operating expenses on foreclosed properties.

     Other operating income consists primarily of fees earned for services provided by the retail savings branches. Other operating income was $354,000 and $384,000 for the three months ended March 31, 1994 and 1993, respectively, and $1.7 million, $2.1 million and $1.3 million for the years ended December 31, 1993, 1992 and 1991, respectively. The decrease in other operating income in 1993 compared to 1992 was due to a lawsuit settlement and a refund of business license taxes from the City of Los Angeles received in 1992.

  NON-INTEREST EXPENSE

     The table below sets forth certain information concerning the Bank's non-interest expense.

                              NON-INTEREST EXPENSE

                           THREE MONTHS ENDED
                               MARCH 31,                             YEAR ENDED DECEMBER 31,
                         ----------------------        ---------------------------------------------------
                          1994           1993           1993       1992       1991       1990       1989
                         -------        -------        -------    -------    -------    -------    -------
                                                 (IN THOUSANDS, EXCEPT PERCENTAGES)
Salaries..............   $ 4,227        $ 4,012        $16,636    $15,399    $12,776    $11,697    $10,720
Employee Benefits.....     1,233          1,519          6,244      8,054      8,769      9,072      7,100
Occupancy Expense.....     1,337          1,222          5,531      5,119      4,424      3,992      3,847
Equipment.............       363            343          1,285      1,523      1,290      1,294      1,111
Advertising...........       672            604          2,486      2,235      1,731      1,579      1,168
Federal Deposit
  Insurance...........     1,426          1,147          4,622      4,156      3,890      3,205      2,742
Outside Data
  Processing..........       251            152          1,036      2,213      1,147        938        768
Insurance.............       130            149            570        556        537        499        383
Contributions.........       163            228            591        751        761        784        520
Stockholders'
  Relations...........        93             75            143        251        576        257        213
Professional
  Services............       222            147            755        709        580        331        566
Lawsuits..............        --             --             --         --         --      1,400         --
Other Operating
  Expense.............     2,016          1,856          5,399      5,159      4,001      4,307      3,679
                         -------        -------        -------    -------    -------    -------    -------
Total.................   $12,133        $11,454        $45,298    $46,125    $40,482    $39,355    $32,817
                         =======        =======        =======    =======    =======    =======    =======
Non-Interest Expense
  to Average Assets...      1.32%(1)       1.30%(1)       1.26%      1.36%      1.28%      1.40%      1.39%

- ---------------

(1) Annualized basis.

     Non-interest expense increased 5.9% during the first quarter of 1994 compared to the first quarter of 1993 due to higher deposit insurance, normal salary adjustments, and costs associated with the integration of one savings branch acquired after March 31, 1993. Non-interest expenses increased 10.8% compared to the fourth quarter of 1993 due to lower expenses recorded in the fourth quarter for annual discretionary compensation expenses due to reduced earnings. Non-interest expense decreased to 1.26% of average total assets in 1993 from 1.36% of average total assets in 1992 and 1.28% of total assets in 1991. The increased expenses in 1992 resulted from data processing conversion costs and expenses associated with the acquisition of seven branches from the RTC in that year. Two new branches were acquired from the RTC during 1993. However, since the acquisition occurred in December, it had little impact on the expenses for the year. Management has continuing programs to control general and administrative expenses.

     Salary and benefit costs decreased slightly since 1992 because lower amounts were contributed to the Bank's bonus and profit sharing plans in 1993 based on decreased earnings. Salary and benefit costs increased 8.9% in 1992 compared to 1991 due to employment costs associated with the branches acquired from the RTC during 1992.

     Occupancy expense increased slightly since 1992 due to higher lease costs resulting from the effect of lease escalation clauses. Occupancy expense increased by 15.7% in 1992 compared to 1991 due to the costs of the additional branches plus the effect of lease escalation clauses.

     Advertising expense increased by 11.2% for the three months ended March 31, 1994 compared to the prior period, due to advertising campaigns promoting various savings and loan products, particularly the Bank's new mortgage banking products. The 29.1% increase in advertising expense during 1992 over 1991 was primarily due to savings promotions for the seven branches acquired in that year.

     The cost of federal deposit insurance increased by 24.3% in the three months ended March 31, 1994 compared to the prior period, and by 11.2% in 1993 compared to 1992, due to growth in average total deposits. The increase for the year ended December 31, 1993 was offset by a lower insurance rate applicable to the first half of the year because the Bank achieved a 10% risk-based capital ratio at the end of 1992. Deposit insurance increased by 6.8% during 1992 compared to 1991 due to growth in average total deposits.

     Other operating expenses increased 8.6% in the three months ended March 31, 1994 compared to the prior period, primarily due to costs associated with the acquisition of a new branch in December 1993. Third party data processing costs decreased 53.2% in 1993 compared to 1992 due to costs incurred in 1992 in connection with the Bank's conversion to a new data processing system during 1992.

ASSET-LIABILITY MANAGEMENT

     The Bank's asset-liability management policy is designed to improve the balance between the maturities and repricings of interest-earning assets and interest-bearing liabilities in order to better insulate earnings from interest rate fluctuations. Under this program, the Bank emphasizes the funding of monthly adjustable mortgages with short term savings and borrowings and matching the maturities of these assets and liabilities. Generally, the maturities of fixed rate assets are matched with fixed cost liabilities. The Bank currently does not use any futures, options or swaps in its asset-liability management strategy.

     Assets and liabilities which are subject to repricing are considered rate sensitive. The mismatch in the repricing of rate sensitive assets and liabilities is referred to as a company's "gap." The gap is positive if rate-sensitive assets exceed rate-sensitive liabilities. A positive gap benefits a company during periods of increasing interest rates. The reverse is true during periods of decreasing interest rates. In order to minimize the impact of rate fluctuations on earnings, management's goal is to keep the one year gap at less than 20% of total assets (positive or negative). At March 31, 1994, the Bank's one year gap was 14.1% of total assets, or a positive $518.5 million. At December 31, 1993, the Bank's one year gap was 14.8% of total assets, or a positive $541.9 million. This compares with positive gap ratios of 11.6% of total assets at both December 31, 1992 and December 31, 1991.

     The following table shows the composition of the Bank's (unconsolidated) gap position at March 31, 1994 and the gap position as a percentage of total assets at that time.

                            INTEREST SENSITIVITY GAP

                                                                  AT MARCH 31, 1994
                                                       ---------------------------------------
                                                                       BALANCES      BALANCES
                                                                      REPRICING      REPRICING
                                                         TOTAL          WITHIN         AFTER
                                                        BALANCE        ONE YEAR      ONE YEAR
                                                       ----------     ----------     ---------
                                                         (IN THOUSANDS, EXCEPT PERCENTAGES)
Interest-Earning Assets:
  Investment Securities..............................  $   98,371     $    3,006     $ 95,365
  MBS................................................     698,557        689,061        9,496
  Loans Receivable:
     Interest Rate Sensitive Loans...................   2,695,284      2,695,284           --
     Fixed Rate Loans................................      45,771         12,309       33,462
                                                       ----------     ----------     --------
       Total Interest-Earning Assets.................  $3,537,983     $3,399,660     $138,323
                                                       ==========     ==========     ========
Interest-Bearing Liabilities.........................
  Demand Accounts....................................  $  524,796     $  524,796           --
  Fixed Rate Term Certificate........................   1,758,281      1,334,377     $423,904
  Borrowings.........................................
     FHLB Advances...................................     514,700        391,000      123,700
     Reverse Repurchase Agreements...................     599,218        599,218           --
     Other Borrowings................................      31,800         31,800           --
                                                       ----------     ----------     --------
       Total Interest-Bearing Liabilities............  $3,428,795     $2,881,191     $547,604
                                                       ==========     ==========     ========
Interest-Sensitivity Gap.............................                 $  518,469
                                                                      ==========
Interest-Sensitivity Gap as a Percentage of Total
  Assets.............................................                       14.1%

COMPETITION

  DEPOSITS AND OTHER FUNDS

     The Bank experiences strong competition in attracting and retaining deposits and in originating real estate loans. It competes for deposits with many of the nation's largest savings institutions and commercial banks which have significant operations in Southern California. The Bank also competes for deposits with credit unions, thrift and loan associations, money market mutual funds, issuers of corporate debt securities and the government. In addition to the rates of interest offered to depositors, the Bank's ability to attract and retain deposits depends upon the quality and variety of services offered, the convenience of its branch locations and its perceived financial strength.

     The Bank believes that it is able to compete effectively for retail deposits principally on the basis of its customer service. It has established programs designed to offer specific incentives, financial and otherwise, to its employees to encourage a high level of customer service, including monetary awards, recognition within the Bank, and an emphasis on customer service in performance reviews. In addition, the Bank offers its long-term and high-balance customers special services, principally fee discounts and waivers.

  LOANS

     The Bank competes for real estate loans primarily with savings institutions, commercial banks, mortgage banking companies and insurance companies. The primary factors in competing for loans are interest rates, loan fees, interest rate caps, interest rate adjustment provisions and the quality and extent of service to borrowers, real estate brokers and mortgage brokers. The Bank's management believes that its loan terms currently are sufficiently competitive with other lenders to originate its desired volume of loans while maintaining its loan approval and underwriting criteria.

     In order to compete more effectively for new loans, the Bank began a mortgage banking program in October 1993 in which competitively-priced fixed and adjustable rate mortgages are originated for sale in the secondary loan markets.

BUSINESS CONCENTRATION

     The Bank has no single customer or group of customers either as depositors or borrowers, the loss of any one or more of which would have a material adverse effect on the Bank's operations or earnings prospects.

SUBSIDIARIES

     FFC owns 100% of the capital stock of the Bank, and has no other subsidiaries. The Bank has three wholly-owned subsidiaries: Seaside Financial Corporation ("Seaside"), Oceanside Insurance Agency, Inc. ("Oceanside") and Santa Monica Capital Group ("SMCG"), all of which are California corporations.

     At December 31, 1993, the Bank had invested $457,000 (primarily equity) in Seaside, Oceanside and SMCG. Revenues and operating results of these subsidiaries accounted for less than 1% of consolidated operating results in 1993, and no material change is presently foreseen. The only subsidiary active during 1993 was Seaside.

  REAL ESTATE DEVELOPMENT ACTIVITIES

     Seaside has not been involved in any real estate development activity for the last three years and therefore, no gains or losses on real estate activities were recorded during 1993, 1992 or 1991. There are no plans for future real estate development projects.

     Seaside continues to hold three condominium units which are rented to the Bank for use by its employees. At March 31, 1994, Seaside's investment in the units totaled $367,000. There were no loans outstanding against the properties at March 31, 1994. All three units are located in Southern California.

  TRUSTEE ACTIVITIES

     Seaside acts as trustee on the Bank's loans. Trustee fees for this activity amounted to $74,000, $612,000, $599,000 and $218,000 for three months ended
March 31, 1994, and the years ended December 31, 1993, 1992 and 1991, respectively. Increases are due to additional foreclosure activity by the Bank.

EMPLOYEES

     At March 31, 1994, the Bank had a total of 510 full time equivalent employees, including 79 part-time employees, none of whom were represented by a collective bargaining group. At present, the Company has no employees who are not also employees of the Bank. The Bank provides its regular full-time employees with a comprehensive benefits program that includes basic and major medical insurance, long-term disability coverage, sick leave, a pension plan, and a profit sharing employee stock ownership plan (the "ESOP"). At March 31, 1994, the ESOP owned 8.8% of the outstanding common stock of FFC. The Bank considers its employee relations to be excellent.

                                   REGULATION

GENERAL

     FFC, as a savings and loan holding company, is registered with, and subject to regulation and examination by, the OTS. The Bank, which is a federally chartered savings bank and a member of the FHLBSF, is subject to regulation and examination by the OTS with respect to most of its business activities, including, among others, lending activities, capital standards, general investment authority, deposit taking and borrowing authority, mergers and other business combinations, establishment of branch offices, and permitted subsidiary investments and activities. The Bank's deposits are insured by the FDIC through the Savings Association Insurance Fund ("SAIF"). As insurer, the FDIC is authorized to conduct examinations of the Bank. The Bank is also subject to Federal Reserve Board regulations concerning reserves required to be maintained against deposits. Financial institutions, including the Bank, may also be subject, under certain circumstances, to liability under various statutes and regulations applicable to property owners generally, including statutes and regulations relating to the environmental condition of real property and the remediation thereof.

     The OTS's enforcement authority over savings institutions and their holding companies includes, among other things, the ability to assess civil money penalties, to issue cease and desist orders and to initiate removal and prohibition orders against officers, directors and certain other persons. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound conditions or practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the OTS. FIRREA significantly increased the amount of, and grounds for, civil money penalties. FIRREA requires, except under certain circumstances, public disclosure of final enforcement actions by the OTS.

     The FDIC has authority to recommend that the OTS take any authorized enforcement action with respect to any federally insured savings institution. If the OTS does not take the recommended action or provide an acceptable plan for addressing the FDIC's concerns within 60 days after receipt of a recommendation from the FDIC, the FDIC may take such action if the FDIC board of directors determines that the institution is in an unsafe or unsound condition or that failure to take such action will result in the continuation of unsafe or unsound practices in conducting the business of the institution. The FDIC may also take action prior to the expiration of the 60-day time period in exigent circumstances after notifying the OTS.

     The FDIC may terminate the deposit insurance of any insured depository if the FDIC determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation or order or any condition imposed in writing by the FDIC. In addition, FDIC regulations provide that any insured institution that falls below a 2% minimum leverage ratio will be subject to FDIC deposit insurance termination proceedings unless it has submitted, and is in compliance with, a capital plan with its primary federal regulator and the FDIC. The FDIC may also suspend deposit insurance temporarily during the hearing process if the institution has no tangible capital.

     As member of the FHLB System, the Bank is required to own capital stock in its regional FHLB, the FHLBSF, in an amount at least equal to the greater of 1% of the aggregate principal amount of its unpaid residential mortgage loans, home purchase contracts and similar obligations at the end of each year, or 5% of its outstanding borrowings from the FHLBSF. The Bank was in compliance with this requirement, with an investment of $39.3 million in FHLBSF stock at March 31, 1994.

     The FHLBSF serves as a source of liquidity for the member institutions within its assigned region, the FHLB Eleventh District. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes advances to members in accordance with policies and procedures established by the Federal Housing Finance Board and the Board of Directors of the FHLBSF. At March 31, 1994, the Bank's advances from the FHLBSF amounted to $514.7 million, or 15.0% of the Bank's total funding sources (deposits and borrowings).

     As a result of FIRREA, the Federal Home Loan Banks are required to provide funds for the resolution of troubled savings associations and to contribute to affordable housing programs through direct loans or interest subsidies on advances targeted for community investment and low and moderate income housing projects. These contributions have adversely affected the level of FHLB dividends paid and could continue to do so in the future. These contributions also could have an adverse effect on the value of FHLB stock in the future. For the three months ended March 31, 1994, dividends paid by the FHLBSF to the Bank totaled approximately $393,000.

SAVINGS AND LOAN HOLDING COMPANY REGULATIONS

     The activities of savings and loan holding companies are governed by the Home Owners' Loan Act, as amended. Pursuant to that statute, FFC is subject to certain restrictions with respect to its activities and investments. Among other things, FFC is generally prohibited, either directly or indirectly, from acquiring more than 5% of the voting shares of any savings association or savings and loan holding company which is not a subsidiary, without prior approval from OTS.

     Similarly, OTS approval must be obtained prior to any person acquiring control of FFC or the Bank. Control is deemed to exist if, among other things, a person acquires more than 25% of any class of voting stock of the institution or holding company or controls in any manner the election of a majority of the directors of the insured institution or the holding company. Control is also presumed to exist if, among other things, a person acquires more than 10% of any class of voting stock of the institution or holding company and is subject to any "control factor," as defined by the OTS.

     FFC is considered an "affiliate" of the Bank for regulatory purposes. Savings associations are subject to the rules relating to transactions with affiliates and loans to insiders generally applicable to commercial banks that are members of the Federal Reserve System and certain additional limitations. In addition, savings associations are generally prohibited from extending credit to an affiliate, other than the association's subsidiaries, unless the affiliate is engaged only in activities which the Federal Reserve Board has determined to be permissible for bank holding companies and which the OTS has not disapproved.

     A savings and loan holding company, like FFC, which controls only one savings association is exempt from restrictions on the conduct of unrelated business activities that are applicable to savings and loan holding companies that control more than one savings association. The restrictions on multiple savings and loan holding companies are similar to the restrictions on the conduct of unrelated business activities applicable to bank holding companies under the Bank Holding Company Act. FFC would become subject to these restrictions if it were to acquire control of another savings association or if the Bank were to fail to meet its QTL test. See "-- Qualified Thrift Lender Test."

REGULATORY CAPITAL REQUIREMENTS

     FIRREA and the capital regulations of the OTS promulgated thereunder (the "Capital Regulations") established three capital requirements for savings associations. These requirements require the Bank to maintain "tangible capital" of at least 1.5% of adjusted total assets, "core capital" of at least 3% of adjusted total assets, and "risk-based capital" of at least 8% of "risk-weighted" assets. The relevant provisions of FIRREA and the Capital Regulations, however, also contain various transitional provisions, including phase-in provisions pursuant to which institutions have been required to meet the higher FIRREA capital standards in stages, and phase-out provisions pursuant to which various exclusions of types of assets formerly includable in regulatory capital calculations have been implemented in stages. Moreover, the OTS may establish, on a case by case basis, individual minimum capital requirements for a savings institution which vary from the requirements that would otherwise apply under the Capital Regulations.

     "Core capital" generally includes common stockholders' equity, noncumulative perpetual preferred stock, including any related surplus, and minority interests in the equity accounts of fully consolidated subsidiaries. "Tangible capital" means core capital less any intangible assets (including supervisory goodwill), plus purchased mortgage servicing rights and purchased credit card relationships, subject to certain limitations. "Risk-based capital" is defined as total capital divided by total assets after the assets have been risk-weighted in accordance with certain percentages developed by the OTS and the other bank regulatory agencies. Total capital for purposes of the risk-based capital requirement consists of core capital and supplementary capital. Supplementary capital includes, among other things, general loan valuation allowances, subject to certain limitations. General loan valuation allowances may generally be included in supplementary capital up to 1.25% of risk-weighted assets. At March 31, 1994, $27.8 million of the Bank's $46.9 million in combined general valuation allowances was included in supplementary capital. Supplementary capital may be used to satisfy an institution's risk-based capital only to the extent of its core capital.

     The Bank exceeded all three capital requirements at March 31, 1994 and December 31, 1993, as indicated by the chart below.

                                                        AT MARCH 31,         AT DECEMBER 31,
                                                            1994                   1993
                                                      -----------------     ------------------
                                                       AMOUNT       %        AMOUNT        %
                                                      --------     ----     --------     -----
                                                         (IN THOUSANDS, EXCEPT PERCENTAGES)
Tangible Capital Requirement........................  $ 55,309     1.50%    $ 54,921      1.50%
Bank's Tangible Capital.............................   195,843     5.31      206,616      5.64
          Excess Tangible Capital...................   140,534     3.81      151,695      4.14
Core Capital Requirement............................   110,618     3.00      109,843      3.00
Bank's Core Capital.................................   195,843     5.31      206,616      5.64
          Excess Core Capital.......................    85,225     2.31       96,773      2.64
Risk-Based Capital Requirement......................   176,903     8.00      180,406      8.00
Bank's Risk-Based Capital...........................   219,852     9.94      231,081     10.25
          Excess Risk-Based Capital.................    42,949     1.94       50,675      2.25

     In April 1991, the OTS issued a notice proposing amendments to the minimum core capital requirements to reflect recent changes in the core capital requirements applicable to national banks. Under the proposed amendments, only savings associations receiving the highest rating under the OTS supervisory rating system would be permitted to operate at or near the minimum core capital requirements of 3% of adjusted total assets. All other savings associations would be required to meet a minimum core capital requirement at least 1% to 2% greater than the minimum requirement. In determining the amount of additional capital required, the OTS stated that it would asses both the quality of risk management systems and the level of overall risk in each individual savings institution on a case by case basis. The Company cannot predict whether or in what form this amendment will be adopted or whether it will be withdrawn in light of the "prompt corrective action" provisions of FDICIA, described below. In addition, the OTS stated in connection with its adoption of a final interest rate risk capital regulation (see below) that it intends to propose a reduction in the minimum core capital requirement to 3% of assets effective July 1, 1994, consistent with an agreement among the other federal banking agencies.

     The Capital Regulations substantially changed the capital requirements for asset sales with recourse or the retention of the subordinated portion of a senior/subordinated loan participation or interest in a package of loans sold. Essentially, the Capital Regulations treat asset sales with recourse as if they had not occurred, and generally require a savings institution to maintain capital against the entire amount of assets sold with recourse, even if the recourse is for less than the full amount of assets sold, with one limited exception. The exception is that assets sold with recourse with respect to which the recourse percentage is less than the applicable risk-based capital requirement are not included in risk-weighted assets; however, capital is required to be maintained in an amount equal to such recourse amount. A savings institution's retention of the subordinated portion of a senior/subordinated loan participation or interest in a package of loans sold is treated in the same manner as an asset sale with recourse. Since the change in regulation, the Bank has not been active in such loan sales. At March 31, 1994, the outstanding principal balances of loans the Bank had sold with recourse or subordination totaled $306.1 million, and the amount of capital required to be maintained against such off-balance sheet items was $16.6 million. On May 25, 1994, the OTS and the other federal bank regulatory agencies proposed revisions to their risk-based capital standards with respect to the regulatory capital treatment of recourse arrangements and direct credit substitutes. The proposal would generally allow banks and thrifts to maintain lower amounts of capital against recourse arrangements. The Bank has not quantified the impact, if any, of this proposal; however, the Bank does not expect that this proposal, if adopted, would have a material effect on its operations or financial condition.

     In August 1993, the OTS adopted a final rule incorporating an interest-rate risk component into the risk-based capital regulation. Under the rule, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate risk component from total capital for purposes of calculating its risk-based capital requirement. As a result, such an institution will be required to maintain additional capital in order to comply with such requirement. An institution with a greater than "normal" interest rate risk is defined as an institution that would suffer a loss of net portfolio value exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease (with certain minor exceptions) in interest rates. The interest rate risk component will be calculated, on a quarterly basis, as one-half of the difference between an institution's measured interest rate risk and 2.0%, multiplied by the market value of its assets. The rule also authorizes the OTS to waive or defer an institution's interest rate risk component on a case-by-case basis. The final rule is effective at January 1, 1994, subject, however, to a two quarter "lag" time between the reporting date of the data used to calculate an institution's interest rate risk and the effective date of each quarter's interest rate risk component. Thus, an institution with greater than "normal" risk will not be subject to any deduction from total capital until July 1, 1994 (based on the calculation of the interest rate risk component using data at December 31,
1993). Management of the Bank does not believe that the OTS' adoption of an interest-rate risk component to the risk-based capital requirement will adversely affect the Bank.

     FIRREA requires a savings institution which fails to meet its capital standards to submit a capital restoration plan to the OTS District Director which describes the manner in which the institution proposes to increase its capital and the activities in which it will engage, and requires that any increase in its assets be met with a commensurate increase in tangible capital and risk-based capital. As part of the submission of a capital plan, a savings institution is required to certify that, during the pendency of its application for approval of its capital plan, it will adhere to certain growth restrictions, and will not make any capital distributions or engage in certain other prohibited or restricted activities. The OTS must, with certain limited exceptions, limit the asset growth of any such institution.

     Upon approval of a capital plan by the OTS, the submitting savings institution is not generally subject to enforcement sanctions for failure to meet its statutory capital standards as long as it is in compliance with the approved capital plan. However, there is no limit on the authority of the OTS to take any appropriate action with respect to any unsafe or unsound practice or condition of a savings institution, other than the failure to comply with the capital standards. As a result, approval of a capital plan by the OTS does not limit any authority of the Director of the OTS under any other provisions of law.

     The OTS has the authority to issue a capital directive to a savings institution that does not satisfy its minimum capital requirements. The capital directive may also specify corrective actions to be taken and a capital directive, including any plan submitted pursuant to a capital directive, is directly enforceable in a court of law. The Capital Regulations provide that material failure of a savings institution to comply with any plan, regulation, written agreement, undertaking, order or directive issued pursuant to the Capital Regulations, including a material noncompliance with the capital requirements, shall be treated by the Director as an unsafe and unsound practice. The existence of an unsafe and unsound practice authorizes the OTS to take enforcement or supervisory action against a savings institution, including the appointment of a conservator or receiver. Moreover, other regulations restrict growth and prohibit savings institutions not meeting minimum capital requirements from paying dividends and from making certain types of investments without the prior approval of the OTS. The FDIC may also terminate a savings institution's deposit insurance upon failure to meet applicable capital requirements and may temporarily suspend a savings institution's deposit insurance if the FDIC finds that the institution has no tangible capital (which may be calculated under certain conditions by including goodwill). If such termination were to occur, accounts outstanding at the time of such termination would continue to be insured for a period of at least six months.

CAPITAL MAINTENANCE OBLIGATIONS OF FFC

     In connection with its organization in September 1987, as was customary at the time, FFC entered into a regulatory capital maintenance agreement with the Federal Savings and Loan Insurance Corporation ("FSLIC"), the former insurer of the Bank's deposits, pursuant to which FFC agreed that it would maintain the Bank's regulatory capital at the levels required by present and future FSLIC regulations (including regulations of successor agencies) and would infuse any additional capital required to comply with such regulations. Under the terms of the regulatory capital maintenance agreement, FFC's capital injection obligation is unlimited in amount, and is not terminated unless or until it no longer controls the Bank. In the event the Bank's capital levels fall below those required under OTS capital regulations, the agreement requires FFC to inject additional capital into the Bank regardless of the amount. The failure to inject such capital could lead to enforcement proceedings, including cease and desist proceedings, against FFC. In addition, in the event FFC were to seek bankruptcy law protection, the obligation to maintain the Bank's capital at required regulatory levels would be required to be assumed by a bankruptcy trustee and would be entitled to priority over the claims of unsecured creditors, including holders of the Notes.

INSURANCE OF ACCOUNTS

     The FDIC administers two separate deposit insurance funds. The Bank Insurance Fund (the "BIF") insures the deposits of commercial banks and other institutions which were insured by the FDIC prior to the enactment of FIRREA. The SAIF insures the deposits of savings institutions which were insured by the FSLIC prior to the enactment of FIRREA. The FDIC is authorized to increase deposit insurance premiums if it determines such increases are appropriate to maintain the reserves of either the SAIF or the BIF or to fund the administration of the FDIC. In addition, the FDIC is authorized to levy emergency special assessments on BIF and SAIF members.

     FDICIA required the FDIC to implement a risk-based assessment system, under which an institution's insurance assessment is based on the probability that the deposit insurance fund will incur a loss with respect to the institution, the likely amount of any such loss, and the revenue needs of the deposit insurance fund. The FDIC adopted a transitional risk-based assessment system effective January 1, 1993.

     During 1993, the FDIC adopted a final rule to implement the risk-based assessment system, effective January 1, 1994. The final rule uses the same assessment rates as a percentage of deposits and the same assessment categories as specified in the transitional risk-based assessment system.

     Under the risk-based assessment system, a savings institution is categorized into one of three capital categories: well capitalized, adequately capitalized, and undercapitalized. A savings institution is also categorized into one of three supervisory subgroup categories based on evaluations by the
OTS: Group A, financially sound with only a few minor weaknesses; Group B, demonstrated weaknesses that could result in significant deterioration; and Group C, poses a substantial probability of loss to the SAIF. The capital ratios used by the FDIC to define well capitalized, adequately capitalized and undercapitalized are the same as defined in the OTS's "prompt corrective action" regulation. A schedule detailing the FDIC assessment rates as a percentage of deposits follows:

                                                         GROUP A     GROUP B     GROUP C
                                                         -------     -------     -------
        Well Capitalized...............................    0.23%       0.26%       0.29%
        Adequately Capitalized.........................    0.26        0.29        0.30
        Undercapitalized...............................    0.29        0.30        0.31

     In addition to the above deposit insurance assessments, the OTS has imposed assessments and examination fees on savings institutions. OTS assessments for the Bank increased to $531,000 in 1993, from $482,000 in 1992 and $433,000 in
1991.

     In December 1993, President Clinton signed legislation which provides funding for the RTC and the SAIF. Among other things, the legislation authorizes $8 billion to provide the SAIF with funds for the resolution of troubled savings associations upon the expiration of the RTC's new case resolution authority. Appropriation of the $8 billion would only occur after the Chairperson of the FDIC certifies to the Congress that funds from that source are necessary under certain conditions set forth in the legislation. In the absence of such certification, an increase in SAIF premiums is likely since the legislation requires that both the SAIF and the BIF can be recapitalized to a reserve ratio of 1.25% of insured deposits. Such an increase would perpetuate the current disparity in deposit insurance premiums between members of SAIF and members of BIF administered by the FDIC. A significant increase in SAIF insurance premiums and a long-term reduction in BIF insurance premiums would have an adverse effect on the Bank's operating expenses and results of operations and could place the Bank and other SAIF-insured institutions at a competitive disadvantage relative to BIF-insured institutions.

LIQUIDITY

     Federal regulations currently require a savings institution to maintain a monthly average daily balance of liquid assets (including cash, certain time deposits, bankers' acceptances and specified United States government, state or federal agency obligations) equal to at least 5% of the average daily balance of its net withdrawable accounts and short-term borrowings during the preceding calendar month. This liquidity requirement may be changed from time to time by the OTS to any amount within the range of 4% to 10% of such accounts and borrowings depending upon economic conditions and the deposit flows of member institutions. Federal regulations also require each member institution to maintain a monthly average daily balance of short-term liquid assets (generally those having maturities of 12 months or less) equal to at least 1% of the average daily balance of its net withdrawable accounts and short-term borrowings during the preceding calendar month. Monetary penalties may be imposed for failure to meet these liquidity ratio requirements. The Bank's liquidity and short-term liquidity ratios for the calculation period ended March 31, 1994, were 5.3% and 2.1%, respectively, which exceeded the applicable requirements.

COMMUNITY REINVESTMENT ACT

     The Community Reinvestment Act ("CRA") requires each savings institution, as well as commercial banks and certain other lenders, to identify the communities served by the institution and to identify the types of credit the institution is prepared to extend within those communities. The CRA also requires the OTS to assess an institution's performance in meeting the credit needs of its identified communities as part of its examination of the institution, and to take such assessments into consideration in reviewing applications with respect to branches, mergers and other business combinations, including savings and loan holding company acquisitions. An unsatisfactory CRA rating may be the basis for denying such an application and community groups have successfully protested applications on CRA grounds. The OTS assigns CRA ratings of "outstanding," "satisfactory," "needs to improve" or "substantial noncompliance." The Bank was rated "satisfactory" in its last CRA examination, which was conducted in 1994. A new CRA regulation has been proposed by the OTS which would significantly change the manner in which the OTS assesses CRA compliance. Under the proposed regulations, institutions would be evaluated based on: (i) performance in lending in their delineated service areas; (ii) the provision of deposit services in their delineated service areas; and (iii) the impact their investments have on their delineated service areas. The current regulations focus on an institution's adherence to procedures designed to serve its community's credit needs rather than an institution's actual performance in meeting its community's credit needs. Under the proposed regulations an institution which is found to be deficient in its performance in meeting its community's credit needs may be subject to enforcement actions, including cease and desist orders and civil money penalties. The Company is unable to predict whether the proposed regulations will be adopted and, if so, what form they will take.

CLASSIFICATION OF ASSETS

     Federal regulations require savings institutions to review their assets on a regular basis and to classify them as "substandard," "doubtful" or "loss" if warranted. Adequate valuation allowances for loan losses, consistent with generally accepted accounting principles, are required to be established for assets classified as substandard or doubtful. If an asset is classified as loss, the institution must either charge it off, or establish a specific allowance for loss in an amount equal to the amount classified as loss. An asset which currently does not warrant classification as substandard but which possesses weaknesses or deficiencies deserving close attention is required to be designated as "special mention." The institution's OTS District Director has the authority to approve, disapprove or modify any asset classification and any amounts established as allowances for loan losses.

RESTRICTIONS ON DIVIDENDS AND OTHER CAPITAL DISTRIBUTIONS

     Savings association subsidiaries of holding companies generally are required to provide not less than thirty days' advance notice to their OTS District Director of any proposed declaration of a dividend on the association's stock.

     Under OTS regulations limitations are imposed on "capital distributions" by savings institution, including cash dividends, payments to repurchase or otherwise acquire its shares, payments to stockholders of another institution in a cash-out merger and other distributions charged against capital. The regulations, which establish a three-tiered system of regulation, establish "safe-harbor" amounts of capital distributions that institutions can make after providing notice to the OTS, but without needing prior approval. Institutions can distribute amounts in excess of the safe-harbor only with the prior approval of the OTS. Under the OTS regulation, a Tier 1 association, which is a savings association that before and after the proposed distribution meets or exceeds its fully phased-in capital requirements, may make capital distributions during any calendar year up to the higher of 100% of net income for the calendar year-to-date plus 50% of its "surplus capital ratio" at the beginning of the calendar year, or 75% of its net income over the most recent four-quarter period. The "surplus capital ratio" is defined as the percentage by which the association's ratio of total capital to assets exceeds the ratio of its fully phased-in capital requirement to assets and "fully phased-in capital requirement" is defined to mean an association's capital requirement under the statutory and regulatory standards to be applicable on January 1, 1995, as modified to reflect any applicable individual minimum capital requirements imposed upon an association. At March 31, 1994, the Bank qualified as a Tier 1 institution for purposes of this regulation.

     Tier 2 associations, which are associations that before and after the proposed distribution meet or exceed their minimum capital requirements, may make capital distributions over the most recent four quarter period up to 75% of their net income during that four quarter period.

     Tier 3 associations, which are associations that do not meet current minimum capital requirements, or are in need of more than normal supervision, cannot make any capital distribution without obtaining prior OTS approval.

     Although the OTS has not prohibited the Bank from making an otherwise authorized capital distribution, the OTS nevertheless retains the authority to prohibit any capital distribution otherwise authorized under the regulation if the OTS determines that the capital distribution would constitute an unsafe or unsound practice. The regulation also states that the capital distribution limitations apply to direct and indirect distributions to affiliates, including those occurring in connection with corporate reorganizations. Moreover, the Bank would not be permitted to pay cash dividends if it were deemed to be an "undercapitalized" institution for purposes of the "prompt corrective action" rules of FDICIA. At March 31, 1994, the Bank met the standards necessary to be deemed to be "adequately capitalized" for purposes of the "prompt corrective action" rules and, at the same date, would have met the standards necessary to be deemed "well capitalized," after giving pro forma effect to (i) the provisions for loan losses announced on June 20, 1994 and (ii) the contribution by FFC to the Bank of the net proceeds of the Offering.

LIMITS ON TYPES OF LOANS AND INVESTMENTS

     Federal savings associations are authorized, without quantitative limits, to make loans on the security of liens upon residential real property and to invest in a variety of instruments such as obligations of, or fully guaranteed as to principal and interest by, the United States; stock or bonds of FHLB or stock of FNMA; certain mortgages, obligations, or other securities which have been sold by FHLMC; and certain securities issued by, or fully guaranteed as to principal and interest by, FNMA, the Student Loan Marketing Association, and the Government National Mortgage Association. Certain other types of loans or investments may be acquired subject to quantitative limits; secured or unsecured loans for commercial, corporate, business, or agricultural purposes, limited to 10% of assets; loans on the security of liens upon nonresidential real property, limited to 400% of capital except when the Director of the OTS permits an association to exceed such limits; investments in personal property, limited to 10% of assets; consumer loans and certain securities such as commercial paper and corporate debt, limited to 35% of assets; and construction loans without security, which may not exceed the greater of an association's capital or 5% of its assets.

SAFETY AND SOUNDNESS STANDARDS

     The OTS has proposed various "safety and soundness" standards covering various aspects of the operations of savings institutions pursuant to a requirement of FDICIA that such standards be adopted by the federal banking agencies. The proposed regulations include standards relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, maximum ratios of classified assets to capital (a maximum ratio of classified assets to risk-based total capital plus ineligible general valuation allowances of 1.0 has been proposed, but lower ratios are also being considered), and minimum earnings sufficient to absorb losses without impairing capital. A savings institution not meeting one or more of such standards would be required to submit to the OTS, and thereafter comply with, a compliance plan acceptable to the OTS describing the steps the institution will take to attain compliance with the applicable standard and the time within which those steps will be taken. FFC is unable to predict the form in which such regulations will be adopted or the impact, if any, that such adoption would have on the Bank or FFC.

PROMPT CORRECTIVE ACTION

     FDICIA contains "prompt corrective action" provisions pursuant to which insured depository institutions are to be classified into one of five categories based primarily upon capital adequacy, ranging from "well capitalized" to "critically undercapitalized" and which require, subject to certain exceptions, the appropriate federal banking agency to take "prompt corrective action" with respect to an institution which becomes "undercapitalized" and to take additional actions if the institution becomes "significantly undercapitalized" or "critically undercapitalized." These provisions expand the powers and duties of the OTS and the FDIC and expressly authorize, or in many cases direct, regulatory intervention at an earlier state than was previously the case.

     The OTS regulations implementing the "prompt corrective action" provisions of FDICIA define the five capital categories as follows: (i) a savings institution is "well capitalized" if it has a total risk-based capital ratio (total capital to risk-weighted assets) of 10% or greater, has a Tier 1 risk-based capital ratio (Tier 1 capital to risk-weighted assets) of 6% or greater, has a core capital ratio (core capital to total assets) of 5% or greater and is not subject to any written capital order or directive to meet and maintain a specific capital level or any capital measure; (ii) a savings institution is "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, has a Tier 1 risk-based capital ratio of 4% or greater and has a core capital ratio of 4% or greater (3% for certain highly rated institutions); (iii) a savings institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8% or has either a Tier 1 risk-based or a core capital ratio that is less than 4%; (iv) a savings institution is "significantly undercapitalized" if it has a total risk-based capital ratio that is less than 6%, or has either a Tier 1 risk-based or a core capital ratio that is less than 3%; and (v) a savings institution is "critically undercapitalized" if its "tangible equity" (defined in the "prompt corrective action" regulations to mean core capital plus cumulative perpetual preferred stock) is equal to or less than 2% of its total assets. The OTS also has authority, after an opportunity for a hearing, to downgrade a savings institution from "well capitalized" to "adequately capitalized", or to subject an "adequately capitalized" or "undercapitalized" savings institution to the supervisory actions applicable to the next lower category, for supervisory concerns. At March 31, 1994, the Bank's regulatory capital was in excess of the amount necessary to be "adequately capitalized." At March 31, 1994, after giving pro forma effect to (i) the $55.0 million provision for loan losses announced on June 20, 1994, and (ii) the contribution by FFC to the Bank of the net proceeds of the Offering, the Bank's regulatory capital would have been in excess of the amount necessary to be "well capitalized."

     Generally, FDICIA requires that an "undercapitalized" institution submit an acceptable capital restoration plan to the appropriate federal banking agency within 45 days after the institution becomes undercapitalized and the agency must take action on the plan within 60 days. The appropriate federal banking agency may not accept a capital restoration plan unless, among other requirements, each company having control of the institution has guaranteed that the institution will comply with the plan until the institution has been adequately capitalized on average during each of four consecutive calendar quarters and has provided adequate assurance of performance. The aggregate liability under this provision of all companies having control of an institution is limited to the lesser of (i) 5% of the institution's total assets at the time the institution became "undercapitalized" or (ii) the amount which is necessary, or would have been necessary, to bring the institution into compliance with all capital standards applicable to the institution at the time the institution fails to comply with a plan filed pursuant to FDICIA.

     Pursuant to FDICIA and implementing regulations adopted by the FDIC, only "well capitalized" institutions may obtain brokered deposits without a waiver. An "adequately capitalized" institution can obtain brokered deposits only if it receives a waiver from the FDIC. An "undercapitalized" institution may not accept brokered deposits under any circumstances. The Bank currently obtains brokered deposits pursuant to a waiver obtained from the FDIC, which expires on August 27, 1994. The Bank will be able to continue to obtain new brokered deposits after this date only if it is either "well capitalized" or receives another waiver. See "Business -- Sources of Funds."

     An "undercapitalized" institution may not acquire an interest in any company or any other insured depository institution, establish or acquire additional branch offices or engage in any new business unless the appropriate federal banking agency has accepted its capital restoration plan, the institution is implementing the plan and the agency determines that the proposed action is consistent with and will further the achievement of the plan, or the FDIC determines that the proposed action will further the purpose of the "prompt corrective action" sections of FDICIA.

     Under FDICIA, the OTS must place a "critically undercapitalized," institution in conservatorship or receivership within 90 days after it becomes "critically undercapitalized" or take such other actions as the OTS, with the concurrence of the FDIC, deems appropriate. In addition, the institution must comply with the restriction described above and must discontinue, beginning 60 days after becoming critically undercapitalized, any payment of principal and interest on its subordinated debt unless the FDIC determines that an exception to this provision would further the purposes of FDICIA. The FDIC is authorized to restrict the activities of any critically undercapitalized institution and to prohibit such an institution, with the FDIC's prior written approval, from: (i) entering into any material transaction other than in the usual course of business; (ii) engaging in any covered transaction (as defined in Section 23A(b) of the Federal Reserve Act) with affiliates; (iii) paying excessive compensation or bonuses; and (iv) paying interest on new or renewed liabilities at a rate that would increase the institution's weighted average cost of funds to a level significantly exceeding the prevailing rates of interest on insured deposits in the institution's normal market areas.

QUALIFIED THRIFT LENDER TEST

     In general, the Qualified Thrift Lender ("QTL") test requires that 65% of an institution's portfolio assets be invested in "qualified thrift investments" (primarily loans, securities and other investments related to housing), measured on a monthly average basis for nine out of every 12 months on a rolling basis. Any savings institution that fails to meet the QTL test must either convert to a bank charter or become subject to national bank-type restrictions on branching, business activities, and dividends, and become subject to restrictions on its ability to obtain FHLB advances. The Bank met the QTL test at March 31, 1994, with 93.4% of its portfolio assets comprised of "qualified thrift investments."

TRANSACTIONS WITH AFFILIATES

     Federal savings associations are subject to the provisions of Section 23A of the Federal Reserve Act, which place limits as to the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and as to the amount of advances to third parties collateralized by the securities or obligations of affiliates. In addition, most of these loans and certain other transactions must be secured in prescribed amounts. Federal savings associations may not make any extension of credit to an affiliate which is engaged in activities not permitted to bank holding companies, and may not invest in securities issued by an affiliate (except with respect to a subsidiary). FFC is an "affiliate" of the Bank for the purposes of these provisions.

     Federal savings associations are also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit an institution from engaging in certain transactions (including, for example, loans) with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with or involving non-affiliated companies. In the absence of such comparable transactions, any transaction between a savings association and its affiliates must be on terms and under circumstances, including credit standards, that in good faith would be offered to, or would apply to, nonaffiliated companies.

TRANSACTIONS WITH INSIDERS

     Federal savings associations are subject to the restrictions of Sections 22(g) and (h) of the Federal Reserve Act which, among other things, restrict the amount of extensions of credit which may be made to executive officers, directors, certain principal shareholders (collectively "insiders"), and to their related interests. When lending to insiders, a savings association must follow credit underwriting procedures that are not less stringent that those applicable to comparable transactions with persons outside the association. The amount that a savings association can lend in the aggregate to insiders (and to their related interests) is limited to an amount equal to the association's unimpaired capital and surplus. Insiders are also prohibited from knowingly receiving (or knowingly permitting their related interests to receive) any extensions of credit not authorized under these statutes.

FEDERAL RESERVE SYSTEM

     Federal Reserve Board regulations require savings institutions to maintain non-interest bearing reserves against their transaction accounts. The reserve for transaction accounts is 3% of the first $42.2 million of such accounts and 10% (subject to adjustment by the Federal Reserve Board between 8% and 14%) of the balance of such accounts. The Federal Reserve Board eliminated its reserve requirements for non-personal time deposits during 1990. A depository institution is exempt from reserve requirements with respect to amounts not in excess of $3.4 million, applied first to transaction accounts and then to non-personal time deposits, if any. The Bank is in compliance with these requirements.

ACCOUNTING MATTERS

     The Director of the OTS must prescribe uniform accounting and disclosure standards for savings institutions. The uniform accounting standards must incorporate generally accepted accounting princi-ples ("GAAP") to the same degree used to determine compliance with federal banking agency regulations, with an exception for the regulatory capital requirement described above. No allowance for a deviation from full compliance with such standards may be permitted after December 31, 1993. All regulations and policies of the OTS governing the safe and sound operation of savings institutions, including regulation of the Bank and policies governing asset classification and appraisals, must be no less stringent than those established by the Office of the Comptroller of the Currency ("OCC") for national banks. The Bank's financial statements are prepared in accordance with GAAP.

     A policy statement issued by the OTS and applicable to all savings associations clarifies and re-emphasizes that the investment activities of a savings association must be in compliance with approved and documented investment policies and strategies and must be accounted for in accordance with GAAP. Management must support its classification of and accounting for loans and securities (i.e., whether held for investment, sale or trading) with appropriate documentation.

TAXATION

     The Company, the Bank and its subsidiaries file a consolidated federal income tax return on a calendar year basis using the accrual method.

     The Bank can elect annually one of two methods to compute its additions to the bad debt reserve on qualifying real property loans: (i) the percentage of taxable income method or (ii) the experience method. Qualifying real property loans are generally loans secured by an interest in real property, and non-qualifying loans are all other loans. The deduction with respect to non-qualifying loans must be computed under the experience method. The Bank intends to compute its annual bad debt reserve deduction for qualifying real property loans under the method which permits the maximum allowable deduction.

     The allowable deduction under the percentage of taxable income method is available in a particular taxable year only if at least 60% of the Bank's total assets are qualifying assets at the close of such year. Qualifying assets include, among other things, cash, U.S. government obligations, certificates of deposit, loans secured by an interest in residential real property and loans made for payment of expenses of college or university education. Qualifying savings banks, such as the Bank, which file consolidated income tax returns as part of an affiliated group, are required to reduce the basis for computing their bad debt reserve deduction (if computed under the percentage of taxable income method) for tax losses attributable to activities of the non-savings and loan members of the group that are functionally related to the activities of the savings and loan members. The percentage of taxable income method deduction is also subject to other limitations which did not affect the Bank's bad debt deduction under the percentage of taxable income method in 1991 when the Bank deducted an amount equal to 8% of its taxable income as an addition to its bad debt reserve.

     In 1993 and 1992, the Bank was allowed an addition to its tax bad debt reserves under the experience method equal to the amount necessary to bring the tax reserve balance to the level that was established at December 31, 1987. In accordance with the Tax Reform Act of 1986, the Bank generally may maintain the balance of its tax reserve at the December 31, 1987 level, even if the result would be less using the experience method; however, if the amount of the Bank's loans outstanding at the end of a particular year is less than the Bank's loans outstanding on December 31, 1987, then for such year the Bank may maintain the balance of its tax reserve at a level equal to the amount which bears the same ratio to loans outstanding at the close of such year as the balance of the reserve on December 31, 1987 bears to the amount of loans outstanding on December 31, 1987. If the Bank were to fail the 60% qualifying asset test, it would no longer be permitted to calculate its bad debt deductions under the reserve method. In that case, the Bank would be required generally to change to the specific charge-off method of accounting for bad debts and would be required to include the amount of its reserve in income over a six-year period.

     For state tax purposes, the Bank is allowed an addition to its tax bad debt reserves in an amount necessary to fill up to its tax reserve balance calculated using the experience method.

     To the extent that distributions by the Bank to FFC that are permitted under federal regulations exceed the Bank's earnings and profits (as computed for federal income tax purposes), such distributions would be treated for tax purposes as being made out of the Bank's excess bad debt reserve and would thereby constitute taxable income to the Bank in an amount equal to the lesser of the Bank's excess bad debt reserve or the amount which, when reduced by the amount of income tax attributable to the inclusion of such amount in gross income, is equal to the amount of such distribution. At December 31, 1993, the Bank's excess debt reserve was zero. At March 31, 1994, the Bank's earnings and profits (as computed for federal income tax purposes) were approximately $141.5 million.

     The maximum marginal federal corporate income tax rate was 34% in 1991 and 1992. Under the Omnibus Tax Act of 1993, the maximum marginal corporate tax rate was increased to 35%.

     The Company implemented Statement of Financial Accounting Standards No. 109 ("SFAS No. 109") on a prospective basis during 1992. SFAS No. 109 establishes new accounting principles for calculating income taxes using the asset and liability method instead of the deferred method. In applying the asset and liability method using SFAS No. 109, deferred tax assets and liabilities are established at the reporting date for the realizable cumulative temporary differences between the financial reporting and tax return bases of the Bank's assets and liabilities. The tax rates applied are the statutory rates expected to be in effect when the temporary differences are realized or settled. The application of SFAS No. 109 entitled the Bank to a tax benefit of $4.1 million during 1992, due primarily to the fact that the difference between the federal and state tax bad debt reserves and the book bad debt reserves is now deductible as a timing difference under SFAS No. 109.

     At December 31, 1993, the Bank had $20.4 million in deferred tax assets. No valuation allowance was established because management believes that it is more likely than not that the deferred tax assets will be realized. Deferred tax liabilities totaled $36.8 million at December 31, 1993.

     The Bank is subject to an alternative minimum tax if such tax is larger than the tax otherwise payable. Generally, alternative minimum taxable income is a taxpayer's regular taxable income, increased by the taxpayer's tax preference items for the year and adjusted by computing certain deductions in a special manner which negates the acceleration of such deductions under the regular tax. The adjusted income is then reduced by an exemption amount and is subject to tax at a 20% rate. (In addition, the Bank is subject to an additional environmental tax of 0.12% of its alternative minimum taxable income with certain adjustments and exclusions.) The excess of the addition to the bad debt reserve computed under the percentage of taxable income method over the increase in the reserve calculated on the basis of actual experience is an item of tax preference. No alternative minimum taxes were applicable to the Bank for tax years 1993, 1992 or 1991.

     California tax laws have generally conformed to federal tax laws since several provisions of the Tax Act of 1986 were adopted in September 1987.

     For California franchise tax purposes, federal savings banks are taxed as "financial corporations" at a higher rate than that applicable to non-financial corporations because of exemptions from certain state and local taxes. Under present law, the California franchise tax rate applicable to financial corporations may vary each year. The tax rates for 1991, 1992 and 1993 were 10.741%, 11.007% and 11.107%, respectively. The tax rate for 1994 will be 11.469%.

     In 1991, the California Supreme Court's decision in California Federal Savings and Loan Association vs. City of Los Angeles which upheld the statutory exemption of savings institutions and other non-bank financial corporations from local business taxes, became final. The Bank was a plaintiff in this lawsuit and received a $365,000 refund during 1992.

     The Company's tax returns have been audited by the IRS through December 31, 1983 and by the California Franchise Tax Board through December 31, 1988. For additional information regarding the federal income and California franchise taxes payable by the Company, see note 9 of the Notes to Consolidated Financial Statements.

     The Bank's federal income tax returns for tax years 1984, 1985 and 1986 have been under examination by the IRS since 1989. There are pending industry issues which relate to the timing of income recognition on loan sales and loan fees. While the Company has provided for deferred taxes for both federal and state purposes, a change in the period of income recognition could result in additional interest due to the government. Although the outcome of the audit is not known at this time, and it may take several years to resolve any disputed matters, the Bank recorded charges of $1.8 million, $3.4 million and $2.3 million in 1993, 1992 and 1991, respectively, as accrued interest on possible tax adjustments (based on probability weighted estimates) which may be required in connection with federal and state tax returns for all periods affected by such income recognition issue. The estimated interest accruals will be continually updated in the future based on relevant tax rulings and the progression of the audit and other cases in the courts. In December 1993, the IRS began examining the Company's federal income tax returns for tax years 1987 and 1988. There can be no assurance that the amounts accrued for interest on such tax liabilities will be adequate to satisfy amounts which may become due when such issues are resolved.

                            DESCRIPTION OF THE NOTES

     The Notes are to be issued under an Indenture, to be dated at           ,
1994 (the "Indenture"), between FFC and                , as Trustee (the
"Trustee").

     The Indenture is by its terms subject to and governed by the Trust Indenture Act of 1939, as amended. The statements under this caption relating to the Notes and the Indenture are summaries and do not purport to be complete, and where reference is made to particular provisions of the Indenture, such provisions, including the definition of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entirety by such reference. Unless otherwise indicated, references under this caption to sections, "sec." or articles are references to the Indenture. A copy of the Indenture substantially in the form in which it is to be executed has been filed with the Commission as an exhibit to the Registration Statement of which this Prospectus is a part.

GENERAL

     The Notes will be general unsecured obligations of FFC, will be limited to
$50 million aggregate principal amount and will mature on           , 2004. The
Notes are not savings accounts or deposits of the Bank and are not insured by the FDIC or any other governmental agency.

     The Notes will bear interest at the rate per annum shown on the front cover
of this Prospectus from           , 1995 or from the most recent Interest
Payment Date to which interest has been paid or provided for, payable
semi-annually on                and                of each year, commencing
          , 1995, to the Person in whose name the Note (or any predecessor Note)
is registered at the close of business on the preceding                or
               , as the case may be. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. (sec.sec. 301, 307 and 310) Principal of and premium, if any, and interest on the Notes will be payable at
the Corporate Trust Office of the paying agent,           in New York, New York.
At the option of FFC, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register. (Sections 301, 305 and 1002)

OPTIONAL REDEMPTION

     The Notes will be subject to redemption, at the option of FFC, in whole or
in part, at any time on or after               , 1999 and prior to maturity,
upon not less than 30 nor more than 60 days' notice mailed to each Holder of Notes to be redeemed at his address appearing in the Security Register, in amounts of $1,000 or an integral multiple of $1,000, at the following Redemption Prices (expressed as percentages of principal amount) plus accrued interest to but excluding the Redemption Date (subject to the right of Holders of Record on the relevant Regular Record Date to receive interest due on an

Interest Payment Date that is on or prior to the Redemption Date), if redeemed
during the 12-month period beginning                of the years indicated:

                                                               REDEMPTION
                    YEAR                                         PRICE
                    ----                                       ----------
                    1999.....................................        %
                    2000.....................................        %
                                                                  ---
                    2001 and thereafter......................     100%

(Sections 203, 1101, 1105 and 1107)

     If less than all the Notes are to be redeemed, the Trustee shall select, in such manner as it shall deem fair and appropriate, the particular Notes to be redeemed or any portion thereof that is an integral multiple of $1,000. (sec.
1104)

     The Notes will not have the benefit of any sinking fund obligation.

     Initially, the Trustee will act as Paying Agent and Registrar. The Notes may be presented for registration of transfer and exchange at the offices of the Registrar. (sec. 305)

FORM, DENOMINATION AND BOOK-ENTRY PROCEDURES

     The Notes initially will be represented by a global Note or Notes (collectively, the "Book-Entry Notes") in definitive fully registered form without coupons, which will be deposited with, or on behalf of, The Depository Trust Company ("DTC") as depositary and registered in the name of DTC's nominee. Accordingly, beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as set forth below, owners of beneficial interests in the Book-Entry Notes will not be entitled to receive Notes in definitive form and will not be considered Holders of Notes under the Indenture.

     The Depositary has advised FFC and the Underwriters as follows: The Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The Depositary agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law.

     In connection with the issuance of the Book-Entry Notes, DTC will credit on its book-entry registration and transfer system the respective principal amounts of Book-Entry Notes represented by the global Note or Notes deposited with it to the accounts of institutions that have accounts with DTC or its nominee ("participants") and that beneficially own (or hold for persons who beneficially own) such Book-Entry Notes. Ownership of beneficial interests in Book-Entry Notes will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in Book-Entry Notes will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests) or such participants (with respect to persons that may hold beneficial interests in the Book-Entry Notes through such participants).

     So long as DTC or its nominee is the registered holder and owner of a global Note representing Book-Entry Notes, DTC or such nominee, as the case may be, will be considered the sole owner and Holder of the related Book-Entry Notes for all purposes of such Book-Entry Notes and for all purposes under the Indenture. Therefore, neither FFC, the Trustee nor any paying agent has any direct responsibility or liability for the payment of principal or interest or premium, if any, on the Notes to owners of beneficial interests in the Book-Entry Notes. DTC has advised FFC and the Trustee that its current practice is, upon receipt of any payment of principal or interest or premium, if any, to immediately credit the accounts of the participants with such payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Book-Entry Notes as shown in the records of DTC. Payments by participants and indirect participants to owners of beneficial interests in the Book-Entry Notes will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of the participants or indirect participants.

     Owners of beneficial interests in the Book-Entry Notes will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered to be the owners or holders of any Notes under the Indenture or of such Book-Entry Notes, unless (a) DTC notifies FFC that it is unwilling or unable to continue as depositary for such Book-Entry Notes, (b) DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934, (c) FFC delivers to the Trustee a written notice that all Book-Entry Notes shall be exchangeable for definitive Notes or (d) an Event of Default or event that after notice or lapse of time, or both, would become an Event of Default has occurred and is continuing with respect to the Notes.

     Payment of principal of and premium and interest, if any, on Book-Entry Notes will be made to the depositary or its nominee, as the case may be, as the registered owner and holder thereof.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that FFC believes to be reliable, but FFC takes no responsibility for the accuracy thereof.

CERTAIN COVENANTS

     The Indenture contains, among others, the following covenants:

  LIMITATION ON FFC FUNDED DEBT

     FFC may not Incur any Funded Debt unless, after giving effect to the Incurrence of such Debt and the receipt and application of the proceeds thereof, FFC's Funded Debt would be less than 90% of FFC's Tangible Net Worth at the date of the most recent financial statements filed with the Commission and, of this amount, Funded Debt of FFC that would rank by its terms, in bankruptcy or otherwise, pari passu with the Notes would be less than 50% of FFC's Tangible Net Worth at the date of the most recent financial statements filed with the Commission.

     Notwithstanding the foregoing limitation, FFC may Incur Funded Debt Incurred to renew, extend, refinance or refund (each, a "refinancing") any outstanding Funded Debt (or Debt which at the time of original Incurrence was Funded Debt) Incurred in compliance with the Indenture in an aggregate principal amount not to exceed the principal amount of the Debt so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Debt so refinanced or the amount of any premium reasonably determined by FFC as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the expenses of FFC incurred in connection with such refinancing; provided, however, that Funded Debt the proceeds of which are used to refinance Debt which is pari passu to the Notes or subordinate in right of payment to the Notes shall only be permitted if
(A) in the case of any refinancing of Debt which is pari passu to the Notes, the refinancing Debt is made pari passu to the Notes or subordinated to the Notes, and, in the case of any refinancing of Debt which is subordinated to the Notes, the refinancing Debt constitutes Subordinated Debt and (B) in either case, the refinancing Funded Debt by its terms, or by the terms of any agreement or instrument pursuant to which such Funded Debt is issued, (x) does not provide for payments of principal of such Funded Debt at the stated maturity thereof or by way of a sinking fund applicable thereto or by way of any mandatory redemption, defeasance, retirement or repurchase thereof by FFC (including any redemption, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of acceleration of such Funded Debt upon any event of default thereunder), in each case prior to the stated maturity of the Debt being refinanced and (y) does not permit redemption or other retirement (including pursuant to an Offer to Purchase made by FFC) of such Funded Debt at the option of the holder thereof prior to the final stated maturity of the Debt being refinanced, other than a redemption or other retirement at the option of the holder of such Funded Debt (including pursuant to an Offer to Purchase made by FFC) which is conditioned upon a change substantially similar to those described under "Change of Control". (sec. 1008)

  LIMITATION ON RESTRICTED PAYMENTS

     FFC may not, and may not permit any Subsidiary of FFC to, directly or indirectly, (i) declare or pay any dividend, or make any distribution, in respect of its Capital Stock or to the holders thereof (including pursuant to a merger or consolidation of FFC or such Subsidiary, but excluding (a) any pro rata dividend or distribution payable solely in shares of its Capital Stock or in options, warrants or rights to acquire shares of its Capital Stock, (b) any dividends or distributions payable by any Subsidiary to FFC or another Subsidiary) and (c) any dividends or distributions payable by any Subsidiary pro rata to the holders of such Subsidiary's Capital Stock, (ii) purchase, redeem, or otherwise retire or acquire for value (a) any Capital Stock of FFC, any Subsidiary of FFC (other than a Wholly Owned Subsidiary) or any Related Person of FFC or (b) any options, warrants or rights to purchase or acquire shares of Capital Stock of FFC, any Subsidiary of FFC or any Related Person of FFC or any securities convertible or exchangeable into shares of Capital Stock of FFC, any Subsidiary of FFC or any Related Person of FFC, (iii) make any Investment in any Person, other than a Permitted Investment, (iv) redeem, defease, repurchase, retire or otherwise acquire or retire for value prior to any scheduled maturity, repayment or sinking fund payment, Debt of FFC (other than the Notes and other than in exchange for, or in an amount not in excess of the net proceeds of, a substantially concurrent issue and sale (other than to a Subsidiary) of shares of any class of Capital Stock (other than Redeemable Stock) of FFC), and (v) make any Investment in any Unrestricted Subsidiary (each of clauses (i) through (v) being a "Restricted Payment") if: (1) an Event of Default, or an event that with the lapse of time or the giving of notice, or both, would constitute an Event of Default, shall have occurred and be continuing, (2) upon giving effect to such Restricted Payment, FFC would not be able to Incur $1 of additional Debt in accordance with the limitations described under the first paragraph of "Limitation on FFC Funded Debt", or (3) upon giving effect to such Restricted Payment, the aggregate of all Restricted Payments from the date of the Indenture exceeds the sum of: (a) $7.5 million plus (b) 50% of cumulative Consolidated Adjusted Net Income after June 30, 1994 through the last day of the last full fiscal quarter immediately preceding such Restricted Payment for which quarterly or annual financial statements of FFC are available (or if such cumulative Consolidated Adjusted Net Income shall be a deficit, minus 100% of such deficit) plus (c) 100% of the aggregate net proceeds, including the fair value of property other than cash (determined in good faith by the Board of Directors of FFC as evidenced by a resolution of the Board of Directors filed with the Trustee), (without duplication, including the issuance of Capital Stock in (iv) above) from (1) the issuance of Capital Stock (other than Redeemable Stock) of FFC; (2) the issuance or exercise of options, warrants or other rights on Capital Stock (other than Redeemable Stock) of FFC (other than to a Subsidiary of FFC); and (3) the amount by which Debt or Redeemable Stock of FFC is reduced on FFC's balance sheet upon the conversion of such Debt or Redeemable Stock into Capital Stock (other than Redeemable Stock) of FFC (other than by a Subsidiary of FFC) after the date of the Indenture plus (d) any dividends or distributions or other similar payments paid to FFC or any Subsidiary of FFC by any Unrestricted Subsidiary after the date of the Indenture plus (e) the amount of any repayment (other than a dividend, distribution or other similar payment) to the Company or a Subsidiary of FFC of any Investment in, an Unrestricted Subsidiary, Affiliate or Related Person to the extent such Investment resulted in the making of a Restricted Payment; provided that, in the case of clauses (d) and (e), Consolidated Adjusted Net Income for the purposes of clause (b) above only, shall not include the amount of any such payments.

     The foregoing provision will not be violated by reason of (i) the payment of any dividend within 60 days after the declaration thereof if at the declaration date such payment would have complied with the foregoing provision, (ii) the repurchase, redemption or other acquisition or retirement of any shares of any class of Capital Stock of FFC or any Related Person of FFC, in exchange for (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares or scrip) or out of the net cash proceeds of a substantially concurrent issue and sale of shares of Capital Stock (other than Redeemable Stock) of FFC, (iii) the purchase, redemption, acquisition, cancellation or other retirement for value of shares of Capital Stock of FFC, options on any such shares or related stock appreciation rights or similar securities held by officers or employees or former officers or employees (or their estates or beneficiaries under their estates) or by any employee benefit plan, upon death, disability, retirement or termination of employment or pursuant to the terms of any employee benefit plan or any other agreement under which such shares of stock or related rights were issued, provided that the aggregate cash consideration paid for such purchase, redemption, acquisition, cancellation or other retirement of such shares of Capital Stock after the date of the Indenture does not exceed $1 million in any fiscal year; (iv) the repurchase, redemption, defeasance, retirement, refinancing, acquisition for value or payment of principal of any Subordinated Debt (other than Redeemable Stock) (a "refinancing") through the issuance of new Subordinated Debt of FFC, new Bank Subordinated Debt or new Debt of any other Subsidiary of FFC which is subordinated to the Notes to the same extent as Subordinated Debt, provided that any such new Debt (1) shall be in a principal amount that does not exceed the principal amount so refinanced (or, if such Subordinated Debt provides for an amount less than the principal amount thereof to be due and payable upon a declaration or acceleration thereof, then such lesser amount calculated at the date of determination), plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Debt so refinanced or the amount of any premium reasonably determined by FFC as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the expenses of FFC incurred in connection with such refinancing; (2) has an average life to stated maturity greater than or equal to the remaining average life to stated maturity of the Debt so refinanced (or, if shorter, the Notes); and (3) is expressly subordinated in right of payment to the Notes at least to the same extent as the Subordinated Debt to be refinanced,
(v) unsecured loans to directors or executive officers of FFC or any of its Subsidiaries made after the date of the Indenture not in the ordinary course of business in an amount not to exceed $1.5 million in the aggregate at any one time outstanding, (vi) mortgage and consumer loans to officers, directors or employees of FFC or its Subsidiaries made by the Bank after the date of the Indenture in the ordinary course of business, or (vii) payments made pursuant to tax sharing or tax allocation agreements from Subsidiaries of FFC to FFC or another Subsidiary of FFC. (sec. 1009)

  LIMITATIONS CONCERNING DISTRIBUTIONS BY SUBSIDIARIES

     FFC may not, and may not permit any Subsidiary of FFC to, suffer to exist any consensual encumbrance or restriction (other than pursuant to a Regulatory Requirement) on the ability of such Subsidiary (i) to pay directly or indirectly dividends or make any other distributions in respect of its Capital Stock or pay any Debt or other obligation owed to FFC or any other Subsidiary of FFC; (ii) to make loans or advances to FFC or any Subsidiary of FFC; or (iii) to transfer any of its property or assets to FFC. Notwithstanding the foregoing, FFC may permit a Subsidiary to suffer to exist any such encumbrance or restriction (a) pursuant to an agreement relating to any Debt Incurred by such Subsidiary prior to the date on which such Subsidiary was acquired, directly or indirectly, by FFC and outstanding on such date and not Incurred in anticipation of becoming a Subsidiary of FFC; (b) pursuant to any agreement existing on the date of the Indenture, and any extension or renewal thereof; (c) pursuant to agreements governing Bank Subordinated Debt that (1) prohibit distributions when (A) an event of default under such agreement has occurred, (B) after giving effect to such distribution, the Bank would fail to meet the regulatory capital standards necessary to be deemed a "Tier 1 Institution" under OTS regulations, and (C) provide for restrictions on distributions that are no more restrictive than the provisions set forth in the "Limitations on Restricted Payments" covenant described above, or (d) pursuant to an agreement effecting a renewal, refunding, refinancing or extension of Debt or Preferred Stock Incurred pursuant to an agreement referred to in clause (a) above; provided, however, that the provisions contained in such renewal, refunding, refinancing or extension agreement relating to such encumbrance or restriction are no more restrictive in any material respect than the provisions contained in the agreement the subject thereof in the reasonable judgment of the Board of Directors of FFC as evidenced by a resolution of the Board of Directors. (sec. 1010)

 LIMITATION ON DISPOSITIONS OF CERTAIN CAPITAL STOCK AND ASSETS OF SUBSIDIARIES THAT ARE INSURED DEPOSITORY INSTITUTIONS

     FFC may not, and may not permit any Subsidiary of FFC to, directly or indirectly, (i) transfer, convey, sell, lease or otherwise dispose of any outstanding Common Stock or Voting Stock of any Subsidiary of FFC that is an Insured Depository Institution (a "Bank Subsidiary") to any Person other than FFC or a Wholly Owned Subsidiary of FFC or such Subsidiary, unless such transfer, conveyance, sale, lease or other disposition shall consist of a sale of all of the Common Stock and Voting Stock of such Bank Subsidiary owned by FFC and any Subsidiary of FFC, FFC receives consideration at the time of such sale at least equal to the fair market value of the Common Stock or Voting Stock sold (as determined in good faith by the Board of Directors of FFC), of which the lesser of 75% of such consideration or the then outstanding principal balance of and accrued interest on the Notes shall be in the form of cash or readily marketable cash equivalents and the Net Available Proceeds from such sale are applied in accordance with the next sentence, (ii) permit any Bank Subsidiary to merge or consolidate with any other Person either unless (a) the surviving entity is FFC, a Wholly Owned Subsidiary of FFC or, in the case of a Bank Subsidiary that is a Subsidiary of another Subsidiary of FFC, such other Subsidiary or a Wholly Owned Subsidiary thereof, or (b) FFC receives consideration at the time of the merger or consolidation at least equal to the fair market value of the properties and assets of the Bank Subsidiary that is merged or consolidated (as determined in good faith by the Board of Directors of FFC), of which the lesser of 75% of such consideration or the then outstanding principal balance of and accrued interest on the Notes shall be in the form of cash or readily marketable cash equivalents and the Net Available Proceeds from such sale are applied in accordance with the next sentence, (iii) permit any Bank Subsidiary to convey or transfer its properties and assets substantially as an entirety to any Person except FFC, a Wholly Owned Subsidiary of FFC or, in the case of a Bank Subsidiary that is a Subsidiary of another Subsidiary of FFC, such other Subsidiary or a Wholly Owned Subsidiary thereof unless FFC receives consideration at the time of the conveyance or transfer at least equal to the fair market value of the properties and assets sold (as determined in good faith by the Board of Directors of FFC), of which the lesser of 75% of such consideration or the then outstanding principal balance of and accrued interest on the Notes shall be in the form of cash or readily marketable cash equivalents and the Net Available Proceeds from such sale are applied in accordance with the next sentence, and (iv) permit any Bank Subsidiary to issue shares of its Common Stock or Voting Stock (other than directors' qualifying shares), or securities convertible into, or warrants, rights or options to subscribe for or purchase shares of, its Common Stock or Voting Stock, to any Person other than FFC or a Wholly Owned Subsidiary of FFC or, in the case of a Bank Subsidiary that is a Subsidiary of another Subsidiary of FFC, such other Subsidiary or a Wholly Owned Subsidiary thereof. Net Available Proceeds from transactions described in the preceding sentence shall be applied, within 270 days from the later of (x) the closing of any such transaction or (y) the receipt of such Net Available Proceeds, (i) first, to the extent FFC elects, to make an Investment in an Insured Depository Institution, (ii) second, to the extent FFC elects, to prepay, repay or repurchase Debt of a Wholly Owned Subsidiary (other than Debt owed to FFC or an Affiliate of FFC), (iii) third, to the extent Net Available Proceeds exceed the amount applied in accordance with clauses (i) and (ii) ("Excess Proceeds"), to make an offer to apply the Excess Proceeds, once such Excess Proceeds exceed $5 million, to make an Offer to Purchase the Notes at a purchase price in cash equal to 100% of their principal amount plus accrued and unpaid interest to the date of purchase. To the extent Excess Proceeds exist after application in accordance with clauses (i), (ii) and (iii), FFC may apply such Excess Proceeds for any general business purposes not otherwise prohibited by the Indenture. (sec. 1011)

  LIMITATION ON LIENS

     FFC will not incur or suffer to exist any Lien other than a Permitted Lien on (i) the Voting Stock of the Bank (other than directors' qualifying shares) as security for Debt or (ii) any of its assets (other than the Voting Stock of the Bank) as security for Funded Debt, without, in the cases of either (i) or (ii), effectively providing that the Notes will be equally and ratably secured with (or, in the case of Subordinated Debt, prior to) such Debt. (sec. 1012)

  LIMITATION ON TRANSACTIONS WITH AFFILIATES AND RELATED PERSONS

     FFC may not, and may not permit any Subsidiary of FFC to, enter into any transaction or series of related transactions with an Affiliate or Related Person of FFC (other than between FFC and Wholly Owned Subsidiaries of FFC or between Wholly Owned Subsidiaries of FFC) unless (i) such transaction is on terms no less favorable to FFC or such Subsidiary (as conclusively evidenced by a resolution of the Board of Directors of FFC) than those that could be obtained in a comparable arm's length transaction with an entity that is not an Affiliate or a Related Person, (ii) with respect to a transaction or series of transactions involving aggregate value in excess of $2.5 million, the transaction or series of transactions is approved by a majority of the Board of Directors of FFC and (iii) with respect to a transaction or series of transactions not reported to the OTS involving aggregate value in excess of $10 million, FFC delivers to the Trustee an opinion of a nationally recognized investment banking firm stating that the transaction or series of transactions is fair (from a financial point of view) to FFC. Notwithstanding the foregoing, the following shall not be deemed to be a transaction for purposes of the foregoing: (i) the issuance by FFC or any Subsidiary of FFC of Debt otherwise permitted under the Indenture, (ii) any issuance of securities, or other payments, awards, or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, benefit plans, stock options and stock ownership plans approved by the Board of Directors of FFC or any Subsidiary of FFC, (iii) loans or advances to officers, directors and employees of FFC or any Subsidiary of FFC made in the ordinary course of business or approved by the Board of Directors, (iv) any transaction with an officer or director of FFC or any Subsidiary of FFC entered into in the ordinary course of business, (v) the payment of reasonable fees to directors of FFC and of any Subsidiary of FFC who are not employees of FFC or any Subsidiary of FFC, (vi) reasonable and customary indemnification arrangements between FFC or any Subsidiary of FFC and their respective directors and officers, (vii) transactions between FFC or its Subsidiaries, on the one hand, and the Underwriters, their respective Affiliates, or any other investment banking firm and its Affiliates on the other hand, involving the provision of financial, consulting or underwriting services,
(viii) any Permitted Investment (ix) any payments, distributions or dividends permitted under the provisions of the "Limitation on Restricted Payments" covenant, (x) payments made by FFC or any Subsidiary of FFC pursuant to any tax sharing or tax allocation agreement between FFC and any Subsidiary of FFC, or
(xi) allocation of corporate overhead expenses by FFC to any Subsidiary of FFC. (sec. 1013)

  MAINTENANCE OF STATUS

     FFC will cause the Bank to do all things necessary to maintain the Bank's status as an "insured depository institution" within the meaning of the Federal Deposit Insurance Act. (sec. 1014)

  CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, FFC will be required to make an Offer to Purchase all Outstanding Notes at a purchase price equal to 101% of their principal amount plus accrued interest to the date of purchase. A "Change of Control" will be deemed to have occurred in the event that, after the date of the Indenture, either (a) any Person or any Persons acting together that would constitute a group (for purposes of Section 13(d) of the Exchange Act, or any successor provision thereto) (a "Group"), together with any Affiliates or Related Persons thereof, shall beneficially own (as defined in Rule 13d-3 under the Exchange Act, or any successor provision thereto) at least 50% of the aggregate voting power of all classes of Capital Stock of FFC entitled to vote generally in the election of directors; or (b) any Person or Group, together with any Affiliates or Related Persons thereof, shall succeed in having a sufficient number of its nominees elected to the Board of Directors of FFC such that such nominees, when added to any existing director remaining on the Board of Directors of FFC after such election who is an Affiliate or Related Person of such Group, will constitute a majority of the Board of Directors of FFC.
(sec. 1015)

     In the event that FFC makes an Offer to Purchase the Notes, FFC intends to comply with any applicable securities laws and regulations, including any applicable requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act.

  NOTICE REQUIREMENT

     FFC will deliver a notice to the Trustee within 30 days after the Bank receives notice from the OTS that it has ceased to be a "Tier 1 association" as defined in the OTS regulation regarding capital distributions. (sec. 1016)

PROVISION OF FINANCIAL INFORMATION

     Whether or not FFC is subject to Section 13(a) or 15(d) of the Exchange Act, or any successor provision thereto, FFC shall prepare the annual reports, quarterly reports and other documents which FFC would have been required to file with the Commission pursuant to such Section 13(a) or 15(d) or any successor provision thereto if FFC were so required, and, unless such filing is not permitted under the Exchange Act, file such reports and other documents with the Commission on or prior to the respective dates (the "Required Filing Dates") by which FFC would have been required so to file such documents if FFC were so required. FFC shall also in any event (a) within 15 days of each Required Filing Date (i) transmit by mail to all Holders, as their names and addresses appear in the Security Register, without cost to such Holders, and (ii) file with the Trustee copies of such annual reports, quarterly reports and other documents and
(b) if filing such documents by FFC with the Commission is not permitted under the Exchange Act, promptly upon written request supply copies of such documents to any prospective Holder or prospective purchaser of Book-Entry Notes.
(sec. 1017)

MERGERS, CONSOLIDATIONS AND CERTAIN SALES AND PURCHASES OF ASSETS

     FFC (i) may not consolidate with or merge into any other Person or permit any other Person to consolidate with or merge into FFC; and (ii) may not, directly or indirectly, transfer, convey, sell, lease or otherwise dispose of all or substantially all of its consolidated properties and assets; unless: (1) in a transaction in which FFC does not survive or in which FFC directly or indirectly transfers, conveys, sells, leases or otherwise disposes of all or substantially all of its consolidated assets, the successor entity is organized under the laws of the United States of America, any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture executed and delivered to the Trustee in form satisfactory to the Trustee, all of FFC's obligations under the Indenture; (2) immediately after giving effect to such transaction and treating any Debt which becomes an obligation of FFC or a Subsidiary as a result of such transaction as having been Incurred by FFC or such Subsidiary at the time of the transaction, no Event of Default or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default shall have happened and be continuing; and (3) immediately after giving effect to such transaction, the Consolidated Adjusted Net Worth of FFC or the successor entity is equal to or greater than that of FFC immediately prior to the transaction. (sec. 801)

     The foregoing covenant shall not apply to the consolidation or merger of any Wholly Owned Subsidiary of FFC with or into FFC, provided that FFC is the surviving entity.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. (sec. 101)

     "Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person.

     "Bank Subordinated Debt" means Debt of any Bank Subsidiary which is permitted under Regulatory Requirements to be included in the capital of the Bank for regulatory purposes.

     "Capital Lease Obligation" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles. The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

     "Capital Stock" of any Person means any and all shares, interests, participation or other equivalents (however designated) of corporate stock of such Person.

     "Common Stock" of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

     "Consolidated Adjusted Net Income" of any Person means for any period the consolidated net income (or loss) of such Person for such period determined on a consolidated basis in accordance with generally accepted accounting principles; provided that there shall be excluded therefrom (a) the net income (or loss) of any Person acquired by such Person or a Subsidiary of such Person in a pooling-of-interests transaction for any period prior to the date of such transaction, (b) the net income (but not net loss) of any Subsidiary of such Person which is subject to restrictions which prevent the payment of dividends or the making of distributions to such Person to the extent of such restrictions, (c) the net income (or loss) of any Person that is not a Subsidiary of such Person except to the extent of the amount of dividends or other distributions actually paid to such Person by such other Person during such period, (d) all extraordinary gains (other than tax credits to the extent they result in cash benefits to the owner thereof) and extraordinary losses; provided, further, that there shall be added thereto the aggregate amount of dividends paid with respect to preferred stock of Subsidiaries of FFC to the extent such amount was otherwise deducted in the foregoing calculation of Consolidated Adjusted Net Income.

     "Consolidated Adjusted Net Worth" of any Person means the consolidated stockholders' equity of such Person, determined on a consolidated basis in accordance with generally accepted accounting principles, less amounts attributable to Redeemable Stock of such Person; provided that, with respect to FFC, adjustments following the date of the Indenture to the accounting books and records of FFC in accordance with Accounting Principles Board Opinions Nos. 16 and 17 (or successor opinions thereto) or otherwise for goodwill resulting from the application of pushdown accounting from the acquisition of control of FFC by another Person shall not be given effect to.

     "Debt" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations Incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) all Capital Lease Obligations, (v) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business), (vi) the maximum fixed redemption or repurchase price of Redeemable Stock of such Person at the time of determination, (vii) every payment obligation of such Person other than the Bank or any other Insured Depository Institution under interest rate swap or similar agreements or foreign currency hedge, exchange or similar agreements at the time of determination and (viii) every obligation of the type referred to in clauses (i) through (vii) of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or is responsible or liable for, directly or indirectly, as obligor, Guarantor or otherwise. Notwithstanding the foregoing, Debt shall not include any obligations of FFC with respect to any Wholly Owned Bank Subsidiary pursuant to any Regulatory Requirement.

     "Funded Debt" means all Debt of any Person (including the Notes), whether secured or unsecured, which by its terms has a final maturity, duration or payment date more than one year from the date on which Funded Debt is to be determined (including any Debt of any Person having a final maturity, duration or payment date within one year from such date which, pursuant to the terms of any agreement under which it is issued or otherwise, may be renewed or extended at the option of such Person for more than one year from such date).

     "Guarantee" by any Person means any obligation, contingent or otherwise, of such Person guaranteeing any Debt of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person (i) to purchase or pay (or advance or supply funds for the purchase of payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Debt,
(ii) to purchase property, securities or services for the purpose of assuring the holder of such Debt of the payment of such Debt, or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt (and "Guaranteed", "Guaranteeing" and "Guarantor" shall have meanings correlative to the foregoing); provided, however, that the term "Guarantee" shall not include (a) endorsements for collection or deposit, in either case, in the ordinary course of business or (b) any obligations of FFC with respect to any Wholly Owned Bank Subsidiary pursuant to any Regulatory Requirement.

     "Incur" means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to generally accepted accounting principles or otherwise, of any such Debt or other obligation on the balance sheet of such Person; provided, however, that a change in generally accepted accounting principles that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt.

     "Investment" in any Person means (without duplication) the acquisition or ownership of Capital Stock, bonds, notes, debentures or other securities or evidence of Debt of such Person, any capital contribution to such Person, any deposit with, or advance, loan or other extension of credit to, such Person, any Guarantee of, or other contingent obligation with respect to, Debt or other liability of such Person or any amount committed to be advanced, lent or extended to such Person.

          "Insured Depository Institution" means an insured depository institution within the meaning of 12 U.S.C. sec. 1813(c)(2) or any successor law, rule or regulation.

     "Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

     "Net Available Proceeds" from any disposition by any Person means cash or readily marketable cash equivalents received (including by way of sale or discounting of a note, instalment receivable or other receivable) therefrom by such Person, net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses Incurred and all federal, state, provincial, foreign and local taxes required to be accrued as a liability as a consequence of such disposition, (ii) all payments made by such Person or its Subsidiaries on any Debt which is secured by such assets in accordance with the terms of any Lien upon or with respect to such assets or which must by the terms of such Lien, or in order to obtain a necessary consent to such disposition or by applicable law, be repaid out of the proceeds from such disposition, (iii) all distributions and other payments made to minority interest holders in Subsidiaries of such Person or joint ventures as a result of such disposition, and (iv) appropriate amounts to be provided by such Person or any Subsidiary thereof, as the case may be, as a reserve in accordance with generally accepted accounting principles against any liabilities associated with such assets and retained by such Person or such Subsidiary thereof, as the case may be, after such disposition, including, without limitation, liabilities under any indemnification obligations and severance and other employee-termination costs associated with such disposition.

     "Offer to Purchase" means a written offer (the "Offer") sent by FFC by first class mail, postage prepaid, to each Holder at his address appearing in the Security Register on the date of the Offer offering to purchase up to the principal amount of Notes specified in such Offer at the purchase price specified in such Offer (as determined pursuant to this Indenture). Unless otherwise required by applicable law, the Offer shall specify an expiration date (the "Expiration Date") of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of such Offer and a settlement date (the "Purchase Date") for purchase of Notes within five Business Days after the Expiration Date. FFC shall notify the Trustee at least 15 Business Days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of FFC's obligation to make an Offer to Purchase, and the Offer shall be mailed by FFC or, at FFC's request, by the Trustee in the name and at the expense of FFC. The Offer shall contain information concerning the business of FFC and its Subsidiaries which FFC in good faith believes will enable such Holders to make an informed decision with respect to the Offer to Purchase (which at a minimum will include (i) the most recent annual and quarterly financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the documents required to be filed with the Trustee (which requirements may be satisfied by delivery of such documents together with the Offer), (ii) a description of material developments in FFC's business subsequent to the date of the latest of such financial statements referred to in Clause (i) (including a description of the events requiring FFC to make the Offer to Purchase), (iii) if applicable, appropriate pro forma financial information concerning the Offer to Purchase and the events requiring FFC to make the Offer to Purchase and (iv) any other information required by applicable law to be included therein. The Offer shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase. The Offer shall also state:

          (1) the Section of the Indenture pursuant to which the Offer to Purchase is being made;

          (2) the Expiration Date and the Purchase Date;

          (3) the aggregate principal amount of the Outstanding Notes offered to be purchased by FFC pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such has been determined) (the "Purchase Amount");

          (4) the purchase price to be paid by FFC for each $1,000 aggregate principal amount of Notes accepted for payment (as specified pursuant to the Indenture) (the "Purchase Price");

          (5) that the Holder may tender all or any portion of the Notes registered in the name of such Holder and that any portion of a Note tendered must be tendered in an integral multiple of $1,000 principal amount;

          (6) the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase;

          (7) that interest on any Note not tendered or tendered but not purchased by FFC pursuant to the Offer to Purchase will continue to accrue;

          (8) that on the Purchase Date the Purchase Price will become due and payable upon each Note accepted for payment pursuant to the Offer to Purchase and that interest thereon shall cease to accrue on and after the Purchase Date;

          (9) that each Holder electing to tender a Note pursuant to the Offer to Purchase will be required to surrender such Note at the place or places specified in the Offer prior to the close of

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

     business on the Expiration Date (such Note being, if FFC or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to FFC and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing);

          (10) that Holders will be entitled to withdraw all or any portion of Notes tendered if FFC (or its Paying Agent) receives, not later than the close of business on the Expiration Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder tendered, the certificate number of the Note the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender;

          (11) that (a) if Notes in an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, FFC shall purchase all such Notes and (b) if Notes in an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, FFC shall purchase Notes having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only Notes in denominations of $1,000 or integral multiples thereof shall be purchased; and

          (12) that in case of any Holder whose Note is purchased only in part, FFC shall execute, and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested by such Holder, in an aggregate principal amount equal to and in exchange for the unpurchased portion of the Note so tendered.

Any Offer to Purchase shall be governed by and effected in accordance with the Offer for such Offer to Purchase.

     "Permitted Investments" means (i) any Investment in an Affiliate or Related Person of FFC which is a Wholly Owned Subsidiary prior to the Investment, (ii) any Investment of Net Available Proceeds in an Insured Depository Institution resulting in such institution becoming a Wholly Owned Bank Subsidiary, (iii) any Investment of Excess Proceeds in accordance with the provisions of the covenant "Limitation on Dispositions of Certain Capital Stock and Assets of Subsidiaries that are Insured Depository Institutions", (iv) any extension, renewal or replacement of Investments of any Person in effect at the date of the Indenture,
(v) any Investment by an Insured Depository Institution (other than an Investment in an Unrestricted Subsidiary) permitted in accordance with all applicable Regulatory Requirements, (vi) any Investment (other than an Investment in an Unrestricted Subsidiary) that would be permitted to FFC or any Subsidiary of FFC on the date such Investment is made if FFC on that date were a multiple savings and loan holding company (as defined in 12 CFR Section 583.12) in accordance with all applicable Regulatory Requirements, (vii) any investment in a Person as a result of which such Person becomes a Wholly Owned Subsidiary,
(viii) any payments or contributions of any kind by FFC to a Bank Subsidiary required pursuant to Regulatory Requirements, or (ix) Investments in the following types of instruments:

          (a) direct obligations of the United States of America or any agency or instrumentality thereof, or obligations guaranteed by the United States of America or any agency or instrumentality thereof, provided that such obligations mature within one year from the date of acquisition thereof;

          (b) demand deposit accounts, or certificates of deposit or other obligations, maturing within one year after acquisition thereof, either fully insured by the FDIC (or any successor Federal agency) or issued by a national or state bank, trust or thrift institution having capital, surplus and undivided profits of at least $250,000,000, and having (or being the Wholly Owned Subsidiary of a holding company having) a short-term credit rating, at the time of purchase, within one of the two then-highest rating categories of Moody's Investors Service or Standard & Poor's Corporation; or

          (c) commercial paper rated at the time of purchase in one of the two then-highest rating categories by Moody's Investors Service or by Standard & Poor's Corporation and maturing not more than 270 days from the date of creation thereof; or

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

          (d) guaranteed investment contracts of insurance companies whose claims-paying ability at the time of purchase is rated AA/Aa or higher by Moody's Investors Service or by Standard & Poor's Corporation, provided that the total amount of investments in such contracts which may constitute Permitted Investments at any one time pursuant to this section (d) shall not at any time exceed 20% of FFC's total Permitted Investments; or

          (e) repurchase agreements with respect to direct obligations of the United States of America or any agency or instrumentality thereof, or obligations guaranteed by the United States of America or any agency or instrumentality thereof, provided that such repurchase agreements mature within one year from the date of creation thereof; or

          (f) cash.

     "Permitted Lien" means the following:

          (i) any Lien existing, or provided for under arrangements existing, at the date of the Indenture;

          (ii) any Lien on Capital Stock of FFC sold or contributed to the Banks' employee stock ownership plan;

          (iii) any Lien arising by reason of (1) any judgment, decree or order of any court or other governmental authority, if appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired; (2) taxes, assessments or similar charges not yet delinquent or which are being contested in good faith; (3) security for the payment of insurance-related obligations (including but not limited to in respect of deductibles, self-insured retention amounts and premiums and adjustments thereto); (4) deposits or pledges in connection with bids, tenders, leases and contracts (other than contracts for the payment of money); (5) zoning restrictions, easements, licenses, reservations, provisions, covenants, conditions, waivers, restrictions on the use of property or minor irregularities of title (and with respect to leasehold interests, mortgages, obligations, liens and other encumbrances incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without consent of the lessee), none of which materially impairs the use of any parcel of property material to the operation of the business of FFC and its Subsidiaries taken as a whole or the value of such property for the purpose of such business; (6) deposits or pledges to secure public or statutory obligations, progress payments, surety and appeal bonds or other obligations of like nature incurred in the ordinary course of business; (7) title defects, encumbrances, easements, reservations of, or rights of others for, rights of way, sewers, electric lines, telegraph or telephone lines and other similar purposes or zoning or other restrictions as to the use of real property not materially interfering with the ordinary conduct of the business of FFC and its Subsidiaries taken as a whole; or (8) operation of law, in favor of landlords, mechanics, carriers, warehousemen, materialmen, laborers, employees, suppliers, banks or others, incurred in the ordinary course of business for sums which are not yet delinquent or are being contested in good faith by negotiations or by appropriate proceedings which suspend the collection thereof;

          (iv) any Lien on any computer or management information systems equipment acquired after the date of the Indenture; and

          (v) any extension, renewal, refinancing or replacement, in whole or in part, of any Lien described in the foregoing clause (i) (in addition to any such extension, renewal, refinancing or replacement permitted pursuant to such clause) so long as the amount of security is not increased thereby.

     "Preferred Stock", as applied to the Capital Stock of any Person, means Capital Stock of such Person of any class or classes (however designated) that ranks prior to, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

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

     "Redeemable Stock" of any Person means any equity security of such Person that by its terms or otherwise is required to be redeemed prior to the final Stated Maturity of the Notes or is redeemable at the option of the holder thereof at any time prior to the final Stated Maturity of the Notes.

     "Regulatory Requirement", as to any Person, means any law, ordinance, administrative or governmental rule, regulation, official interpretation applicable to it or any of its properties, any formal or informal written demand, directive or notice to such Person by any administrative or governmental agency requiring or prohibiting action by such Person, any written agreement between any administrative or governmental agency and such Person, or any order or decree of any court or governmental agency or body having jurisdiction over such Person or any of its properties.

     "Related Person" of any Person means any other Person directly or indirectly owning (a) 10% or more of the outstanding Common Stock of such Person (or, in the case of a Person that is not a corporation, 10% or more of the equity interest in such Person) or (b) 10% or more of combined voting power of the Voting Stock of such Person.

     "Subordinated Debt" means Debt of FFC as to which the payment of principal of (and premium, if any) and interest and other payment obligations in respect of such Debt shall be subordinate to the prior payment in full of the Notes to at least the following extent: (i) no payments of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be permitted for so long as any default in the payment of principal (or premium, if any) or interest on the Notes exists; (ii) in the event that any other default that with the passing of time or the giving of notice, or both, would constitute an event of default exists with respect to the Notes, upon notice by 25% or more in principal amount of the Notes to the Trustee, the Trustee shall have the right to give notice to FFC and the holders of such Debt (or trustees or agents therefor) of a payment blockage, and thereafter no payments of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be made for a period of 179 days from the date of such notice; and (iii) such Debt may not (x) provide for payments of principal of such Debt at the stated maturity thereof or by way of a sinking fund applicable thereto or by way of any mandatory redemption, defeasance, retirement or repurchase thereof by FFC (including any redemption, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of acceleration of such Debt upon an event of default thereunder), in each case prior to the final Stated Maturity of the Notes or (y) permit redemption or other retirement (including pursuant to an offer to purchase made by FFC) of such other Debt at the option of the holder thereof prior to the final Stated Maturity of the Notes (unless the Notes shall no longer then be Outstanding), other than a redemption or other retirement at the option of the holder of such Debt (including pursuant to an offer to purchase made by FFC) which is conditioned upon the change of control of FFC pursuant to provisions substantially similar to those contained in the Indenture.

     "Subsidiary" of any Person means (i) a corporation more than 50% of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof or (ii) any other Person (other than a corporation) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof. For purposes of the Indenture, no Unrestricted Subsidiary created in accordance with the definition of Unrestricted Subsidiary shall be deemed to be a Subsidiary of FFC.

     "Tangible Net Worth" of any Person means its net worth calculated in accordance with generally accepted accounting principles, less goodwill.

     "Unrestricted Subsidiary" means (1) any entity which, but for its designation as an Unrestricted Subsidiary by the Board of Directors, would be a Subsidiary of FFC, but only if (a) neither FFC nor any of its other Subsidiaries
(i) provides credit support for, or a Guarantee of, any Debt of such entity (including any undertaking, agreement or instrument evidencing such Debt) or
(ii) is directly or indirectly liable for any Debt of such entity, and (b) no default with respect to any Debt of such entity (including any right which the holders thereof may have to take enforcement action against such entity) would permit (upon notice, lapse of time or both) any holder of any other Debt of FFC and its Subsidiaries to declare a default on such other Debt or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity and (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary (other than the Bank or its successor) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, any other Subsidiary of FFC which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary, provided that either (x) the Subsidiary to be so designated has total assets of $1,000 or less or (y) immediately after giving pro forma effect to such designation, FFC would then be permitted to make a Restricted Payment pursuant to the "Limitation on Restricted Payments" covenant in an amount equal to the greater of (A) the aggregate amount of all Investments made by FFC and all Subsidiaries of FFC in such Subsidiary and its Subsidiaries prior to such designation and (B) the Consolidated Adjusted Net Worth of such Subsidiary, and upon such designation such amount shall be deemed to be a Restricted Payment. The Board of Directors may designate any Unrestricted Subsidiary to be a Subsidiary, provided that (i) had such Unrestricted Subsidiary been a Subsidiary of FFC immediately prior thereto there would not have occurred and be continuing any Event of Default or event that with the lapse of time or the giving of notice, or both, would constitute an Event of Default, and (ii) for purposes of the definition of "Consolidated Adjusted Net Income," only the net income of such entity for the period beginning on the date of such designation shall be included therein. Any such designation by the Board of Directors shall be evidenced by filing a resolution with the Trustee and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

     "Voting Stock" of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

     "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

EVENTS OF DEFAULT

     The following are Events of Default under the Indenture: (a) failure to pay principal of (or premium, if any, on) any Note when due; (b) failure to pay any interest on any Note when due, continued for 30 days; (c) default in the payment of principal and interest on Notes required to be repurchased pursuant to an Offer to Purchase as described under "Limitation on Dispositions of Certain Capital Stock and Assets of Subsidiaries that are Insured Depository Institutions" and "Change of Control" when due and payable; (d) failure to perform or comply with the provisions described under "Mergers, Consolidations and Certain Sales and Purchases of Assets"; (e) failure to perform any other covenant or agreement of FFC under the Indenture or the Notes continued for 60 days after written notice to FFC by the Trustee or Holders of at least 25% in aggregate principal amount of Outstanding Notes; (f) the occurrence of any event under the terms of any instrument evidencing or securing Debt for money borrowed by FFC or any Subsidiary in an aggregate principal amount in excess of $10 million, individually or in the aggregate, (I) which shall consist of the failure to pay any portion of principal of such Debt when due beyond any applicable grace period therefor or (II) which results in such Debt becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable; (g) the rendering of a final judgment or judgments (not subject to appeal and not covered by insurance) against FFC or any Subsidiary in an amount in excess of $10 million which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal has expired; and (h) certain events of bankruptcy, insolvency or reorganization affecting FFC or any Subsidiary. (sec. 501) Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the

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

Trustee reasonable security or indemnity. (sec. 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (sec.
512)

     If an Event of Default (other than an Event of Default described in clause
(h) above) shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes may accelerate the maturity of all Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of Outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. If an Event of Default specified in clause
(h) above occurs, the Outstanding Notes will ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. (sec. 502) For information as to waiver of defaults, see "Modification and Waiver."

     No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also (i) the Holders of at least 25% in aggregate principal amount of the Outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee,
(ii) the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such request and (iii) the Trustee shall have failed to institute such proceeding within 60 days. (sec. 507) However, such limitations do not apply to a suit instituted by a Holder of a Note for enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note. (sec. 508)

     FFC will be required to furnish to the Trustee annually a statement as to the performance by FFC of certain of its obligations under the Indenture and as to any default in such performance. (sec. 1018)

GOVERNING LAW

     The Indenture and the Notes will be governed by the laws of the State of New York.

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by FFC and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (b) reduce the principal amount of, or the premium or interest on, any Note, (c) change the place or currency of payment of principal of, or premium or interest on, any Note, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (e) reduce the above-stated percentage of Outstanding Notes necessary to modify or amend the Indenture, (f) reduce the percentage of aggregate principal amount of Outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (g) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants, except as otherwise specified, or (h) following the mailing of any Offer to Purchase, modify any Offer to Purchase for the Notes required under the "Limitation on Dispositions of Certain Capital Stock and Assets of Subsidiaries that are Insured Depository Institutions" and "Change of Control" covenants contained in the Indenture in a manner materially adverse to the Holders thereof. (sec. 902)

     The Holders of a majority in aggregate principal amount of the Outstanding Notes, on behalf of all Holders of Notes, may waive compliance by FFC with certain restrictive provisions of the Indenture. (sec. 1017) Subject to certain rights of the Trustee, as provided in the Indenture, the Holders of a majority in aggregate principal amount of the Outstanding Notes, on behalf of all Holders of Notes, may waive any past default under the Indenture, except a default in the payment of principal, premium or interest or a default arising from a Change of Control. (sec. 513)

DEFEASANCE

     The Indenture provides that (A) if applicable, FFC will be discharged from any and all obligations in respect of then Outstanding Notes, other than the obligation to duly and punctually pay the principal of, and premium and interest on, the Notes in accordance with the terms of the Notes and the Indenture, or
(B) if applicable, FFC may omit to comply with certain restrictive covenants, and that such omission shall not be deemed to be an Event of Default under the Indenture or the Notes, in either case (A) or (B) upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized accounting firm to pay the principal of and premium, if any, and each installment of interest, if any, on the Outstanding Notes. With respect to clause (B), the obligations under the Indenture other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things, (i) with respect to clause (A), FFC has received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which in the opinion of counsel provides that Holders of the Notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; or with respect to clause (B), FFC has delivered to the Trustee an opinion of counsel to the effect that the Holders of the Notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred; (ii) no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred or be continuing; and (iii) certain other customary conditions precedent are satisfied. (Article Twelve)

THE TRUSTEE

     The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. (Sections 601 and 605)

     The Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of FFC, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions with FFC or any Affiliate; provided, however, that if it acquires any conflicting interest (as defined in the Indenture or in the Trust Indenture
Act), it must eliminate such conflict or resign. (sec. 608)

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the respective principal amount of the Notes set forth opposite its name below:

                                                                       PRINCIPAL AMOUNT
            UNDERWRITER                                                    OF NOTES
            -----------                                                ----------------
        Goldman, Sachs & Co..........................................  $
        Montgomery Securities........................................
                                                                       ---------------
             Total...................................................  $
                                                                       ===============

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to pay for all of the Notes, if any are taken.

     The Underwriters propose to offer the Notes in part directly to the public at the initial public offering prices set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a
concession of      % of the principal amount of the Notes. The Underwriters may
allow, and such dealers may reallow, a concession not to exceed      % of the
principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     FFC has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     At June 20, 1994, Goldman, Sachs & Co. and its affiliate, The Goldman Sachs Group, L.P., beneficially owned 870,468 shares, or 8.3%, of FFC's common stock on behalf of third parties for which Goldman, Sachs & Co., and The Goldman Sachs Group, L.P. have voting and/or dispositive power.

                             VALIDITY OF THE NOTES

     The validity of the Notes to which this Prospectus relates will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), Los Angeles, California, and for the Underwriters by Sullivan & Cromwell, Los Angeles, California.

                                    EXPERTS

     The financial statements of FFC, at December 31, 1993 and 1992, and for each of the years in the three-year period ended December 31, 1993, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, included herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick refers to a change in the method of accounting for income taxes upon the adoption of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report..........................................................  F-2
Consolidated Statements of Financial Condition -- December 31, 1993 and 1992..........  F-3
Consolidated Statements of Operations -- Years Ended December 31, 1993, 1992 and
  1991................................................................................  F-4
Consolidated Statements of Stockholders' Equity -- Years Ended December 31, 1993, 1992
  and 1991............................................................................  F-5
Consolidated Statements of Cash Flows -- Years Ended December 31, 1993, 1992 and
  1991................................................................................  F-6
Notes to Consolidated Financial Statements............................................  F-7
Consolidated Statements of Financial Condition -- March 31, 1994 (unaudited) and
  December 31, 1993...................................................................  F-24
Consolidated Statements of Operations (unaudited) -- Three-Months Ended March 31, 1994 and 1993............................................................................  F-25
Consolidated Statements of Cash Flows (unaudited) -- Three-Months Ended March 31, 1994 and 1993............................................................................  F-26
Notes to Consolidated Financial Statements............................................  F-27

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
FirstFed Financial Corp.
Santa Monica, California:

     We have audited the accompanying consolidated statements of financial condition of FirstFed Financial Corp. and subsidiary ("Company") as of December 31, 1993 and 1992, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FirstFed Financial Corp. and subsidiary at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993 in conformity with generally accepted accounting principles.

     As discussed in note 9 to the consolidated financial statements, FirstFed Financial Corp. and subsidiary adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, in 1992.

                                          KPMG Peat Marwick

January 27, 1994
Los Angeles, California

                    FIRSTFED FINANCIAL CORP. AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           DECEMBER 31, 1993 AND 1992

                                     ASSETS

                                                                       1993           1992
                                                                    ----------     ----------
                                                                     (DOLLARS IN THOUSANDS,
                                                                    EXCEPT PER SHARE DATA)
Cash..............................................................  $   17,491     $   23,985
Investment securities, at cost ( market of $104,282 and
  $44,059)........................................................     103,836         43,736
Loans receivable (Notes 3, 7 and 8)...............................   2,692,036      2,481,225
Mortgage-backed securities (market of $715,726 and $706,827)
  (Notes 3 and 8).................................................     708,283        693,072
Loans and mortgage-backed securities held for sale (market of
  $24,030 and $92,899) (Note 3)...................................      23,627         91,558
Accrued interest and dividends receivable.........................      21,018         23,016
Real estate (Note 4)..............................................      27,249         24,243
Office properties and equipment, at cost less accumulated
  depreciation (Note 5)...........................................       8,923          9,520
Investment in Federal Home Loan Bank (FHLB) stock, at cost
  (Note 7)........................................................      38,967         35,542
Other assets (Note 1).............................................      19,687         20,676
                                                                    ----------     ----------
                                                                    $3,661,117     $3,446,573
                                                                    ==========     ==========
                                 LIABILITIES
Deposits (Note 6).................................................  $2,305,480     $1,982,745
FHLB advances and other borrowings (Note 7).......................     544,500        705,150
Securities sold under agreements to repurchase (Note 8)...........     548,649        491,091
Deferred income taxes (Note 9)....................................      16,366         21,849
Accrued expenses and other liabilities............................      37,830         38,227
                                                                    ----------     ----------
                                                                     3,452,825      3,239,062
                                                                    ----------     ----------
COMMITMENTS AND CONTINGENT LIABILITIES ( Notes 3, 5, and 11)
STOCKHOLDERS' EQUITY (Notes 10 and 11)
Common stock, par value $.01 per share; authorized 25,000,000 shares; issued 11,326,191 and 11,180,221 shares, outstanding
  10,529,671 and 10,383,701 shares................................         113            112
Additional paid-in capital........................................      27,279         24,524
Retained earnings -- substantially restricted.....................     193,650        195,698
Loan to employee stock ownership plan.............................      (2,918)        (2,991)
Treasury stock, at cost, 796,520 shares...........................      (9,832)        (9,832)
                                                                    ----------     ----------
                                                                       208,292        207,511
                                                                    ----------     ----------
                                                                    $3,661,117     $3,446,573
                                                                    ==========     ==========

          See accompanying notes to consolidated financial statements.

                    FIRSTFED FINANCIAL CORP. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

                                                        1993           1992           1991
                                                      --------       --------       --------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER
                                                                   SHARE DATA)
Interest income:
  Interest on loans and mortgage-backed
     securities.....................................  $221,177       $249,104       $287,909
  Interest and dividends on investments.............     8,268          6,508          8,621
                                                      --------       --------       --------
     Total interest income..........................   229,445        255,612        296,530
                                                      --------       --------       --------
Interest expense:
  Interest on deposits (Note 6).....................    77,741         87,802        115,627
  Interest on borrowings............................    53,875         63,708         80,129
                                                      --------       --------       --------
     Total interest expense.........................   131,616        151,510        195,756
                                                      --------       --------       --------
Net interest income.................................    97,829        104,102        100,774
Provision for loan losses (Note 3)..................    67,679         41,384         11,833
                                                      --------       --------       --------
Net interest income after provision for loan
  losses............................................    30,150         62,718         88,941
                                                      --------       --------       --------
Other income (expense):
  Loan and other fees...............................     6,530          5,863          5,972
  Gain on sale of loans and mortgage-backed
     securities.....................................     4,257          2,098          1,133
  Real estate operations, net.......................      (437)         2,604         (1,319)
  Other operating income............................     1,704          2,069          1,273
                                                      --------       --------       --------
     Total other income.............................    12,054         12,634          7,059
                                                      --------       --------       --------
Non-interest expense:
  Salaries and employee benefits (Note 11)..........    22,880         23,453         21,545
  Occupancy (Note 5)................................     6,816          6,642          5,714
  Advertising.......................................     2,486          2,235          1,731
  Federal deposit insurance.........................     4,622          4,156          3,890
  Other operating expense...........................     8,494          9,639          7,602
                                                      --------       --------       --------
     Total non-interest expense.....................    45,298         46,125         40,482
                                                      --------       --------       --------
Earnings (loss) before income taxes (benefit) and
  cumulative effect of change in accounting
  principle.........................................    (3,094)        29,227         55,518
Income taxes (benefit) (Note 9).....................    (1,046)        11,198         27,091
                                                      --------       --------       --------
Earnings (loss) before cumulative effect of change
  in accounting principle...........................    (2,048)        18,029         28,427
Cumulative effect of change in accounting principle
  (Note 9)..........................................        --          4,075             --
                                                      --------       --------       --------
  Net earnings (loss)...............................  $ (2,048)      $ 22,104       $ 28,427
                                                      =========      =========      =========
Earnings (loss) per share (Note 10):
Earnings (loss) before cumulative effect of change
  in accounting principle...........................  $  (0.19)      $   1.66       $   2.61
Cumulative effect of change in accounting
  principle.........................................        --           0.38             --
                                                      --------       --------       --------
Earnings (loss) per share...........................  $  (0.19)      $   2.04       $   2.61
                                                      =========      =========      =========

          See accompanying notes to consolidated financial statements.

                    FIRSTFED FINANCIAL CORP. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

                                                          RETAINED
                                                          EARNINGS       LOAN TO
                                          ADDITIONAL   (SUBSTANTIALLY     ESOP
                                 COMMON    PAID-IN      RESTRICTED)     (NOTES 10   TREASURY
                                 STOCK     CAPITAL       (NOTE 10)       AND 11)     STOCK      TOTAL
                                 ------   ----------   --------------   ---------   --------   --------
                                                             (IN THOUSANDS)
Balance, December 31, 1990.....   $ 86     $23,350        $145,167       $(1,929)   $(5,236)   $161,438
Stock split in form of stock
  dividend (Note 10)...........     21         (35)             --            --         --         (14)
Exercise of employee stock
  options......................      2         359              --            --         --         361
Net increase in loan to
  employee stock ownership
  plan.........................     --          --              --           (36)        --         (36)
Net earnings 1991..............     --          --          28,427            --         --      28,427
                                  ----     -------        --------       -------    -------    --------
Balance, December 31, 1991.....    109      23,674         173,594        (1,965)    (5,236)    190,176
Exercise of employee stock
  options......................      3         850              --            --         --         853
Net increase in loan to
  employee stock ownership
  plan.........................     --          --              --        (1,026)        --      (1,026)
Treasury stock purchases.......     --          --              --            --     (4,596)     (4,596)
Net earnings 1992..............     --          --          22,104            --         --      22,104
                                  ----     -------        --------       -------    -------    --------
Balance, December 31, 1992.....    112      24,524         195,698        (2,991)    (9,832)    207,511
Exercise of employee stock
  options......................      1         400              --            --         --         401
Net decrease in loan to
  employee stock ownership
  plan.........................     --          --              --            73         --          73
Benefit from stock option tax
  adjustment...................     --       2,355              --            --         --       2,355
Net loss 1993..................     --          --          (2,048)           --         --      (2,048)
                                  ----     -------        --------       -------    -------    --------
Balance, December 31, 1993.....   $113     $27,279        $193,650       $(2,918)   $(9,832)   $208,292
                                  ====     =======        ========       =======    =======    ========

          See accompanying notes to consolidated financial statements.

                    FIRSTFED FINANCIAL CORP. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

                                                         1993          1992          1991
                                                       ---------     ---------     ---------
                                                                  (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss)................................  $  (2,048)    $  22,104     $  28,427
  Adjustments to reconcile net earnings (loss) to net
     cash provided (used) by operating activities:
     Net change in loans and mortgage-backed
       securities held for sale......................     67,931        62,557       (55,617)
     Depreciation and amortization...................      1,710         1,712           711
     Provision for losses on loans...................     67,679        41,384        11,833
     Valuation adjustments on real estate............     (1,151)       (2,890)           --
     Amortization of fees and discounts..............       (763)       (1,111)         (976)
     Write off of discount on bonds..................         --            --         2,411
     Decrease in deferred premium on sale of loans...      3,079         3,998         4,862
     (Increase) decrease in negative amortization....     (2,008)       15,005         7,047
     Decrease in deferred taxes......................     (5,483)       (5,080)       (2,665)
     (Increase) decrease in interest and dividends
       receivable....................................      1,998         5,782          (388)
     Increase (decrease) in interest payable.........      2,242        (3,513)      (12,869)
     Increase in other assets........................     (3,458)       (2,333)         (905)
     Increase (decrease) in accrued expenses and
       other liabilities.............................       (521)          422         5,543
                                                       ---------     ---------     ---------
     Net cash provided (used) by operating
       activities....................................    129,207       138,037       (12,586)
  CASH FLOWS FROM INVESTING ACTIVITIES:
  Loans made to customers and principal collections
     of loans........................................   (335,534)     (428,790)     (274,993)
  Loans purchased....................................    (55,188)      (17,277)           --
  Proceeds from sales of real estate.................     96,120        69,405        34,694
  Proceeds from maturities of investment
     securities......................................     11,710         3,510         6,338
  Purchases of investment securities.................    (71,682)      (31,124)       (6,200)
  Purchases of FHLB stock............................     (2,415)       (6,559)         (330)
  Other..............................................      1,007        (6,399)       (2,661)
                                                       ---------     ---------     ---------
  Net cash used by investing activities..............   (355,982)     (417,234)     (243,152)
  CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in deposits...........................    209,488        52,246           450
  Acquisitions of branches, net......................    113,247       190,396            --
  Net increase (decrease) in short term borrowings...    (73,292)     (198,631)      251,996
  Proceeds from long term borrowings.................         --       214,500            --
  Repayment of long term borrowings..................    (29,800)     (100,000)      (36,839)
  Payments to acquire treasury stock.................         --        (4,596)           --
  Other..............................................        638        (7,308)       (1,167)
                                                       ---------     ---------     ---------
  Net cash provided by financing activities..........    220,281       146,607       214,440
                                                       ---------     ---------     ---------
  Net decrease in cash and cash equivalents..........     (6,494)     (132,590)      (41,298)
  Cash and cash equivalents at beginning of year.....     23,985       156,575       197,873
                                                       ---------     ---------     ---------
  Cash and cash equivalents at end of year...........  $  17,491     $  23,985     $ 156,575
                                                       =========     =========     =========

          See accompanying notes to consolidated financial statements.

                    FIRSTFED FINANCIAL CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of the significant accounting policies of FirstFed Financial Corp. (the "Company"), and its wholly-owned subsidiary First Federal Bank of California (the "Bank").

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

     Certain items in the 1992 and 1991 consolidated financial statements have been reclassified to conform to the 1993 presentation.

  Statement of Cash Flows

     For purposes of reporting cash flows, cash and cash equivalents include cash, overnight investments and securities purchased under agreements to resell.

  Allowance for Loan Losses

     The Bank maintains a general valuation allowance for loan losses, unallocated to any specific loan. The allowance is maintained at an amount that management believes adequate to cover estimable and probable loan losses based on a risk analysis of the current portfolio. Additionally, management performs periodic reviews of the loan portfolio to identify potential problems and establish specific loan loss allowances if losses are expected to be incurred. Additions to the allowance are charged to earnings. The regulatory agencies periodically review the allowance for loan losses and may require the Bank to adjust the allowance based on information available to them at the time their examination.

  Allowance for Delinquent Interest

     The Bank provides an allowance for accrued interest receivable on delinquent loans when such interest is deemed uncollectible, generally at the time the loan is 90 days past due. This allowance reduces interest receivable for financial statement purposes.

  Loans and Mortgage-Backed Securities Held for Sale

     The Bank identifies loans and mortgage-backed securities that foreseeably may be sold prior to maturity and classifies them as held for sale. They are carried at the lower of amortized cost or market value on an aggregate basis by type of asset. For loans, market value is calculated on an aggregate basis as determined by the current market investor yield requirement. Market values for mortgage-backed securities are determined by financial market quotes.

  Gain or Loss on Sale of Loans

     The Bank sells mortgage loans and loan participations with yield rates to the buyer based upon the current market rates which may differ from the contractual rate on the loans sold. Gain or loss is recognized and a premium or discount is recorded at the time of sale based upon the net present value of amounts expected to be received or paid resulting from the difference between the contractual interest rates and the yield to the buyer, excluding a normal servicing fee to be earned for continuing to service the loans. Amortization of discount or premium represents an adjustment of yield and is reflected as an addition to or reduction of interest income using the interest method over the life of such loans adjusted for estimated prepayments. Excess service fees are written down for impairment if the present value of

                    FIRSTFED FINANCIAL CORP. AND SUBSIDIARY

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) the estimated remaining future excess service fee revenue, using the same discount factor used to calculate the original excess service fee receivable, exceeds the recorded amount.

     Deferred premiums arising from the sale of loans are included in other assets and were $7,738,000 and $10,817,000 at December 31, 1993 and 1992,
respectively.

  Investment Securities

     Investment securities held for investment are carried at cost. Any premium or discount is amortized over the term of the security using the interest method. The securities are not carried at the lower of cost or market because management has the ability to and intends to hold such securities until maturity.

  Real Estate

     Real estate acquired through foreclosure is recorded at fair value (net of estimated selling costs) at the date of foreclosure, and is adjusted for any subsequent declines in fair value.

     In years previous to 1993, some loans were classified as real estate ("in-substance foreclosure") under certain circumstances when the collateral for the loan or the financial condition of the borrower had been impaired. Consistent with recent accounting guidance issued in 1993, certain impaired loans are no longer accounted for as real estate. These in-substance foreclosures were reclassified, for financial reporting purposes, to loans receivable as of December 31, 1993 and 1992. Additionally, any related loss allowances were reclassified to specific loan valuation allowances. These impaired loans continue to be recorded at the fair value of the underlying collateral. There was no change in reported net earnings (loss) as a result of these reclassifications.

     The recognition of gain on the sale of real estate is dependent on a number of factors relating to the nature of the property sold, terms of sale, and any future involvement of the Bank or its subsidiaries in the property sold. If a real estate transaction does not meet certain down payment, cash flow and loan amortization requirements, income is deferred and recognized under an alternative method.

  Depreciation and Amortization

     Depreciation of properties and equipment is provided by use of the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is provided by use of the straight-line method over the lesser of the life of the improvement or the term of the lease.

  Income Taxes

     The Company accounts for income taxes using the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109. In the asset and liability method, deferred tax assets and liabilities are established as of the reporting date for the realizable cumulative temporary differences between the financial reporting and tax return bases of the Bank's assets and liabilities. The tax rates applied are the statutory rates expected to be in effect when the temporary differences are realized or settled.

  Recent Accounting Pronouncements

     In May of 1993, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 114 ("SFAS No. 114"), "Accounting by Creditors for Impairment of a Loan". SFAS No. 114 requires that impaired loans be measured based on the present value of expected future

                    FIRSTFED FINANCIAL CORP. AND SUBSIDIARY

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) cash flows discounted at the loan's effective interest rate or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. SFAS No. 114 applies to financial statements for fiscal years beginning after December 15. 1994. In the opinion of management, implementation of this standard will not have a material impact on the Company.

     In May of 1993, the FASB also issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Statement addresses the accounting and reporting for investments in debt securities. The Statement requires that all securities be classified, at acquisition, into one of three categories: held-to maturity securities, trading securities, and available-for-sale securities. Held-to-maturity securities are those securities the Company has the positive intent and ability to hold to maturity and are carried at amortized cost. Trading securities are those securities that are bought and held principally for the purpose of selling them in the near term and are reported at fair value, with unrealized gains and losses included in earnings. Available-for-sale securities are those securities that do not fall into the other two categories and are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity. This Statement is effective for fiscal years beginning after December 15, 1993. In the opinion of management, implementation of this standard will not have a material impact on the Company.

(2) SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

     The amounts advanced under agreements to resell securities (repurchase agreements) represent short-term investments. During the agreement period the securities are maintained by the dealer under a written custodial agreement that explicitly recognizes the Bank's interest in the securities. The Bank had no agreements to resell securities at December 31,1993 or December 31, 1992. Securities purchased under agreements to resell averaged $48,761,000 and $94,918,000 during 1993 and 1992, and the maximum amounts outstanding at any month end during 1993 and 1992 were $95,000,000 and $120,000,000, respectively.

                    FIRSTFED FINANCIAL CORP. AND SUBSIDIARY

(3) LOANS RECEIVABLE AND MORTGAGE-BACKED SECURITIES

     Loans receivable and mortgage-backed securities are summarized as follows:

                                                                   1993           1992
                                                                ----------     ----------
                                                                     (IN THOUSANDS)
    Real Estate Loans:
      First trust deed residential loans:
         One unit............................................   $1,543,758     $1,432,543
         Two to four units...................................      340,035        296,550
         Five or more units..................................    1,325,659      1,287,077
                                                                ----------     ----------
              Residential loans..............................    3,209,452      3,016,170
      Other real estate loans:
         Commercial and industrial...........................      245,387        256,474
         Second trust deeds..................................       24,606         29,441
         Other...............................................        5,861         10,733
                                                                ----------     ----------
              Real estate loans..............................    3,485,306      3,312,818
    Non-real estate loans:
         Manufactured housing................................        2,880          3,481
         Deposit accounts....................................        1,086          1,184
         Consumer............................................          847          1,494
                                                                ----------     ----------
              Loans receivable...............................    3,490,119      3,318,977
    Less:
         General loan valuation allowances...................       46,900         27,854
         Unearned loan fees..................................       19,273         25,268
                                                                ----------     ----------
              Subtotal.......................................    3,423,946      3,265,855
                                                                ----------     ----------
    Less:
         Mortgage-backed securities..........................      708,283        693,072
         Loans and mortgage-backed securities held for
           sale..............................................       23,627         91,558
                                                                ----------     ----------
              Loans receivable, net..........................   $2,692,036     $2,481,225
                                                                ==========     ==========

     Mortgage-backed securities created with loans originated by the Bank totaled $111,701,000, $187,479,000 and $157,266,000, during 1993, 1992, and
1991, respectively. At December 31, 1993, the Bank owned $674,372,000 in FHLMC mortgage-backed securities and $33,911,000 in FNMA mortgage-backed securities with combined market values of $715,726,000. At December 31, 1992, $731,127,000 in FHLMC mortgage-backed securities and $38,028,000 in FNMA mortgage-backed securities were owned with combined market values of $783,677,000. All mortgage-backed securities mature in periods greater than ten years. There were no mortgage-backed securities held for sale at December 31, 1993. Mortgage-backed securities held for sale totaled $76,083,000 at December 31, 1992.

     Loans serviced for others totaled $786,809,000, $891,484,000 and $1,052,980,000 at December 31, 1993, 1992 and 1991, respectively.

     At December 31, 1993 the Bank had outstanding commitments to fund $62,015,000 in real estate loans.

     Accrued interest receivable related to loans and mortgage-backed securities outstanding at December 31, 1993 and 1992 totaled $25,450,000 and $26,931,000, respectively.

                    FIRSTFED FINANCIAL CORP. AND SUBSIDIARY

(3) LOANS RECEIVABLE AND MORTGAGE-BACKED SECURITIES (CONTINUED)
     Loans delinquent greater than 90 days or in foreclosure were $106,076,000 and $47,814,000 as of December 31, 1993 and 1992, respectively, and the related allowances for delinquent interest were $5,723,000 and $4,325,000, respectively.

     Loans originated upon sale of real estate totaled $69,808,000, $48,132,000, and $11,963,000 during 1993, 1992 and 1991, respectively.

     The following is a summary of the activity in general loan valuation allowances for the periods indicated (in thousands):

            Balance at December 31, 1990.............................  $ 11,181
            Charge-offs..............................................    (9,077)
            Provisions for loan losses...............................    11,833
                                                                       --------
            Balance at December 31, 1991.............................    13,937
            Charge-offs..............................................   (27,467)
            Provisions for loan losses...............................    41,384
                                                                       --------
            Balance at December 31, 1992.............................    27,854
            Charge-offs..............................................   (48,633)
            Provisions for loan losses...............................    67,679
                                                                       --------
            Balance at December 31, 1993.............................  $ 46,900
                                                                       ========

(4) REAL ESTATE

     Real estate consists of the following:

                                                                      1993        1992
                                                                     -------     -------
                                                                       (IN THOUSANDS)
    Real estate held for investment................................  $   371     $   385
    Real estate acquired by (or deed in lieu of) foreclosure.......   26,878      23,858
                                                                     -------     -------
                                                                     $27,249     $24,243
                                                                     =======     =======

     The Bank acquired $135,577,000, $93,807,000, and $27,804,000 of real estate in settlement of loans during 1993, 1992, and 1991, respectively.

                    FIRSTFED FINANCIAL CORP. AND SUBSIDIARY

(5) OFFICE PROPERTIES, EQUIPMENT AND LEASE COMMITMENTS

     Office properties and equipment, at cost, less accumulated depreciation and amortization, are summarized as follows:

                                                                      1993        1992
                                                                     -------     -------
                                                                       (IN THOUSANDS)
    Land...........................................................  $ 2,907     $ 2,907
    Office buildings...............................................    3,759       3,742
    Furniture, fixtures and equipment..............................    9,511       9,115
    Leasehold improvements.........................................    8,541       8,527
    Other..........................................................       93          84
                                                                     -------     -------
                                                                      24,811      24,375
    Less accumulated depreciation and amortization.................   15,888      14,855
                                                                     -------     -------
                                                                     $ 8,923     $ 9,520
                                                                     =======     =======

     The Bank is obligated under noncancelable operating leases for periods ranging from five to thirty years. The leases are for certain of the office facilities. Approximately half of the leases for office facilities contain five and ten year renewal options. Minimum rental commitments at December 31, 1993 under all noncancelable leases are as follows:

                                                        REAL PROPERTY
                                                       ---------------
                                                       (IN THOUSANDS)
                        1994.........................      $ 4,302
                        1995.........................        4,253
                        1996.........................        4,223
                        1997.........................        4,004
                        1998.........................        3,069
                        Thereafter...................        6,273
                                                           -------
                                                           $26,124
                                                           =======

     Rent payments under these leases were $3,898,000, $3,390,000, and $2,942,000 for 1993, 1992 and 1991, respectively. Certain leases require the Bank to pay property taxes and insurance. Additionally, certain leases have rent escalation clauses based on specified indices.

                    FIRSTFED FINANCIAL CORP. AND SUBSIDIARY

(6) DEPOSITS

     Deposit account balances are summarized as follows:

                                                           1993                  1992
                                                     -----------------     -----------------
                                                       AMOUNT       %        AMOUNT       %
                                                     ----------    ---     ----------    ---
                                                             (DOLLARS IN THOUSANDS)
    Variable rate non-term accounts:
    Money market deposit accounts (weighted
      average rate of 2.40% and 2.75%)............   $  196,467      9%    $  186,721      9%
    Interest-bearing checking accounts (weighted
      average rate of 2.18% and 2.39%)............      148,460      6        127,985      7
    Passbook accounts (weighted average rate of
      2.29% and 2.64%)............................      118,455      5        106,247      5
    Non-interest bearing checking accounts........       44,868      2         33,177      2
                                                     ----------    ---     ----------    ---
                                                        508,250     22        454,130     23
                                                     ----------    ---     ----------    ---
    Fixed rate term certificate accounts:
      Under six month term (weighted average rate
         of 2.77% and 3.20%)......................       69,132      3        117,954      6
      Six month term (weighted average rate of
         3.13% and 3.50%).........................      299,368     13        230,489     12
      Nine month term (weighted average rate of
         3.36% and 3.77%).........................      200,269      9         45,852      2
      One year to 18 month term (weighted average
         rate of 3.67% and 4.14%).................      474,853     20        333,798     17
      Two year or 30 months term (weighted average
         rate of 4.67% and 6.16%).................      148,993      7        186,473      9
      Over 30 month term (weighted average rate of
         5.80% and 6.56%).........................      307,513     13        141,713      7
      Negotiable certificates of $100,000 and
         greater, 30 day to one year terms
         (weighted average rate of 3.43% and
         3.82%)...................................      297,102     13        472,336     24
                                                     ----------    ---     ----------    ---
                                                      1,797,230     78      1,528,615     77
                                                     ----------    ---     ----------    ---
              Total deposit (weighted average rate
                of 3.60% and 3.97%)...............   $2,305,480    100%    $1,982,745    100%
                                                     ==========    ====    ==========    ===

     Certificates of deposit, placed through five major national brokerage firms, totaled $518,888,000 in 1993 and $273,635,000 in 1992.

     Cash payments for interest on deposits (including interest credited) totaled $95,544,000, $82,973,000, and $126,266,000 during 1993, 1992 and 1991, respectively. Accrued interest on deposits at December 31, 1993 and 1992 totaled $8,201,000 and $6,270,000, respectively.

     The following table indicates the maturities and weighted average interest rates of the Bank's deposits at December 31, 1993:

                             NON-TERM
                             ACCOUNTS         1994          1995        1996        1997       THEREAFTER        TOTAL
                             ---------     ----------     --------     -------     -------     -----------     ----------
                                                                (DOLLARS IN THOUSANDS)
Deposits at December 31,
  1993.....................  $508,250      $1,414,006     $171,317     $89,872     $16,361      $ 105,674      $2,305,480
                             ========      ==========     ========     =======     =======      =========      ==========
Weighted average interest
  rates....................      2.10%           3.68%        4.78%       5.47%       5.87%          5.93%           3.60%
                             ========      ==========     ========     =======     =======      =========      ==========

                    FIRSTFED FINANCIAL CORP. AND SUBSIDIARY

(6) DEPOSITS (CONTINUED)
     Interest expense on deposits is summarized as follows:

                                                          1993        1992         1991
                                                         -------     -------     --------
                                                                  (IN THOUSANDS)
    Passbook accounts..................................  $ 2,580     $ 2,806     $  3,319
    Money market deposits and interest-bearing checking
      accounts.........................................    7,918       8,328        7,524
    Certificate accounts...............................   67,243      76,668      104,784
                                                         -------     -------     --------
                                                         $77,741     $87,802     $115,627
                                                         =======     =======     ========

(7) FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS

     Federal Home Loan Bank (FHLB) Advances and other borrowings consist of the following:

                                                                      1993         1992
                                                                    --------     --------
                                                                       (IN THOUSANDS)
    Advances from the FHLB of San Francisco with a weighted
      average interest rate of 4.70% and 5.20%, secured by FHLB
      stock and certain real estate loans with unpaid principal
      balances of approximately $1,262,008,000 at December 31,
      1993, payable through 1996.................................   $514,700     $654,500
    Unsecured term funds with a weighted average interest rate of
      3.33% and 3.52%, maturing within one year..................     24,800       47,650
    Unsecured promissory note with an interest rate of prime plus
      1% (7% and 7%), maturing within one year...................      5,000        3,000
                                                                    --------     --------
                                                                    $544,500     $705,150
                                                                    ========     ========

     The following is a summary of maturities at December 31, 1993 (in thousands):

                        1994.............................   $270,300
                        1995.............................    265,200
                        1996.............................      9,000
                                                            --------
                                                            $544,500
                                                            ========

     Cash payments for interest on borrowings (including reverse repurchase agreements) totaled $31,011,000, $54,472,000, and $80,403,000 during 1993, 1992, and 1991, respectively.

(8) SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

     The Bank enters into sales of securities and whole loans under agreements to repurchase (reverse repurchase agreements) which require the repurchase of the same securities or loans. Reverse repurchase agreements are treated as financing arrangements, and the obligation to repurchase securities or loans sold is reflected as a borrowing in the statement of financial condition. The mortgage-backed securities underlying the agreements were delivered to the dealer who arranged the transactions or its trustee.

     At December 31, 1993, $548,649,000 in reverse repurchase agreements were collateralized by mortgage-backed securities with principal balances totaling $559,004,000 and market values totaling $564,768,000. All borrowings under reverse repurchase agreements mature within 96 days after December 31, 1993, with a weighted average interest rate of 3.32%. Securities sold under agreements to repurchase averaged $594,314,000 and $527,528,000 during 1993 and 1992, respectively, and the

                    FIRSTFED FINANCIAL CORP. AND SUBSIDIARY

(8) SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE (CONTINUED)

maximum amounts outstanding at any month end during 1993 and 1992 were $650,033,000 and $594,680,000, respectively.

(9) INCOME TAXES

     Income taxes (benefit) consist of the following:

                                                            1993        1992        1991
                                                           -------     -------     -------
                                                                   (IN THOUSANDS)
    Current:
      Federal...........................................   $ 4,317     $12,590     $21,065
      State.............................................       120       3,688       8,179
                                                           -------     -------     -------
                                                             4,437      16,278      29,244
                                                           -------     -------     -------
    Deferred:
      Federal...........................................    (5,114)     (3,764)     (1,751)
      State.............................................      (369)     (1,316)       (402)
                                                           -------     -------     -------
                                                            (5,483)     (5,080)     (2,153)
                                                           -------     -------     -------
    Total:
      Federal...........................................      (797)      8,826      19,314
      State.............................................      (249)      2,372       7,777
                                                           -------     -------     -------
                                                           $(1,046)    $11,198     $27,091
                                                           =======     =======     =======

     A reconciliation of the statutory federal corporate income tax rate to the Company's effective income tax rate follows:

                                                                 1993        1992     1991
                                                                 -----       ----     ----
    Statutory federal income tax rate..........................  (35.0)%     34.0%    34.0%
    Increase (reductions) in taxes resulting from:
      Bad debt deduction based upon a percentage of income, net
         of preference tax.....................................     --         --     (3.0)
      State franchise tax, net of federal income tax benefit...   (6.4)       4.2      9.2
      Provisions for losses on loans and real estate held for
         sale..................................................     --         --      8.0
      Goodwill.................................................    7.4         .6       .2
      Other, net...............................................     .2        (.5)      .4
                                                                  ----       ----     ----
         Effective rate........................................  (33.8)%     38.3%    48.8%

     Cash payments for income taxes totaled $2,158,000, $20,645,000 and $27,005,000 during 1993, 1992, and 1991, respectively.

                    FIRSTFED FINANCIAL CORP. AND SUBSIDIARY

(9) INCOME TAXES (CONTINUED)

     Deferred income taxes in 1993 and 1992 represent the realizable cumulative temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Prior to 1992, deferred taxes resulted from timing differences in the recognition of income and expense for tax and financial statement purposes. The source of these differences and the effect of each are shown as follows for 1991(in thousands):

    Loan fees.................................................................  $   (14)
    Provision for loan losses, net of federal bad debt deduction, net of
      preference tax..........................................................      137
    Accrued franchise taxes, net of federal benefit...........................     (731)
    Gain on sale of loans.....................................................   (1,914)
    Divided on FHLB stock.....................................................      722
    Other, net................................................................     (353)
                                                                                -------
                                                                                $(2,153)
                                                                                =======

     The Company implemented Statement of Financial Accounting Standards No. 109 ("SFAS No. 109") on a prospective basis during 1992. SFAS No. 109 established new accounting principles for calculating income taxes using the asset and liability method instead of the deferred method. In applying the asset and liability method using SFAS No. 109, deferred tax assets and liabilities are established as of the reporting date for the realizable cumulative difference between the financial reporting and tax return bases of the Company's assets and liabilities. The tax rates applied are the statutory rates expected to be in effect when the temporary differences are realized or settled.

     Listed below are the significant components of the net deferred liability(in thousands):

                                                                     1993         1992
                                                                   --------     --------
    Components of the deferred tax asset:
      Bad debts..................................................  $(16,850)    $(10,789)
      State taxes................................................    (1,822)      (2,833)
      Pension expense............................................    (1,773)      (1,353)
                                                                   --------     --------
         Total deferred tax asset................................   (20,445)     (14,975)
      Valuation allowance........................................        --           --
                                                                   --------     --------
         Total deferred tax asset, net of valuation allowance....   (20,445)     (14,975)
                                                                   --------     --------
    Components of the deferred tax liability:
      Loan fees..................................................    25,197       23,588
      Loan sales.................................................     4,146        4,879
      FHLB stock dividends.......................................     5,705        4,892
      Other......................................................     1,763        3,465
                                                                   --------     --------
         Total deferred tax liability............................    36,811       36,824
                                                                   --------     --------
    Net deferred tax liability...................................  $ 16,366     $ 21,849
                                                                   ========     ========
      Net state deferred tax liability...........................  $  6,049     $  6,418
      Net federal deferred tax liability.........................    10,317       15,431
                                                                   --------     --------
    Net deferred tax liability...................................  $ 16,366     $ 21,849
                                                                   ========     ========

     SFAS No. 109 allows for recognition and measurement of deductible temporary differences (including general valuation allowances) to the extent that it is more likely than not that the deferred tax asset will be realized. As a result of implementing SFAS No. 109, the Bank recognized $4,075,000 in tax benefits during 1992 due primarily to additions to its general valuation allowances.

                    FIRSTFED FINANCIAL CORP. AND SUBSIDIARY

(10) STOCKHOLDERS' EQUITY AND EARNINGS (LOSS) PER SHARE

     The Company's stock charter authorizes 5,000,000 shares of serial preferred stock. As of December 31, 1993 no preferred shares have been issued.

     The Company declared a five-for four stock split on September 26, 1991. Fractional shares were paid in cash. All per share amounts in the accompanying consolidated financial statements have been adjusted for the split.

     The computation of net earnings (loss) per share is based on the weighted average shares of common stock and dilutive common stock equivalents (employee stock options) outstanding during the year which were 10,659,214, 10,856,815 and 10,907,635 for 1993, 1992 and 1991, respectively.

     On August 9, 1989, the Financial Institutions Reform, Recovery and Enforcement Act ("FIRREA") was signed into law. FIRREA abolished the Federal Home Loan Bank Board and the Federal Savings and Loan Insurance Corporation and transferred many of their previous regulatory functions to the Office of Thrift Supervision ("OTS"). Additionally, FIRREA changed the regulatory capital requirements for savings institutions. As of December 31, 1993 the Bank met all current capital requirements.

     For federal income tax purposes, savings institutions meeting certain definitional and other tests are allowed a special bad debt reserve deduction for qualifying loans computed as percentage of taxable income before such deduction. If amounts appropriated to these tax bad debt reserves in excess of the amount allowable under the experience method ("excess tax bad debt reserves") are used for the payment of return of capital dividends or other distributions to stockholders (including distributions in dissolution, liquidation or redemption of stock), an amount will generally be includable in taxable income. The amount includable in taxable income is equal to the distribution plus the federal income tax attributable thereto, up to the aggregate amount of excess tax bad debt reserves. At December 31, 1993 the Company had no excess bad debt reserves and at December 31, 1992 the Company had approximately $5,775,000 of excess bad debt reserves.

     FirstFed Financial Corp. may loan $6,000,000 to the ESOP under a line of credit loan. At December 31, 1993 and 1992 loans to the ESOP totaled $2,918,000 and $2,991,000, respectively. Interest on the outstanding loan balance is due each December 31. Interest varies based on the Bank's monthly cost of funds. The average rates paid during 1993 and 1992 were 3.90% and 4.75%, respectively.

(11) EMPLOYEE BENEFIT PLANS

     The Bank maintains a pension plan ("Plan") covering substantially all employees who are employed on either a full time or a part time basis. The benefits are based on the employee's years of credited service, average annual salary and primary social security benefit, as defined in the Plan.

     Pension expense including administration costs was $468,000, $475,000 and $350,000 for 1993, 1992 and 1991, respectively. The Bank uses the projected unit credit actuarial method and bases its funding policy on the entry age normal method.

     The discount rate and rate of increase in future compensation levels used in determining the actuarial value of benefit obligations and pension cost at December 31, 1993 and December 31, 1992 were 7.0% and 7.5%, respectively. The expected long-term rates of return on assets were 7.0% at December 31, 1993 and 7.5% at December 31, 1992.

     The Bank has a Supplementary Executive Retirement Plan ("SERP") which covers any individual employed by the Bank as its President or Chairman of the Board. The pension expense for the SERP was

                    FIRSTFED FINANCIAL CORP. AND SUBSIDIARY

(11) EMPLOYEE BENEFIT PLANS (CONTINUED)

$434,000, $418,000 and $439,000 in 1993, 1992 and 1991, respectively. The SERP uses the same actuarial assumptions as the pension plan. The plan is unfunded.

     The following table sets forth the funded status and amounts recognized in the Bank's statement of the financial condition for the pension plan and the SERP for the years indicated (in thousands):

                                                            PENSION PLAN           SERP
                                                          ----------------   -----------------
                                                           1993      1992     1993      1992
                                                          -------   ------   -------   -------
Actuarial present value of benefits obligations:
  Accumulated benefits obligation.......................  $ 2,703   $2,186   $ 2,781   $ 2,474
                                                          =======   ======   =======   =======
  Vested benefit obligation.............................  $ 2,567   $2,092   $ 2,423   $ 2,215
                                                          =======   ======   =======   =======
Plan assets at fair value...............................  $ 2,268   $2,340   $    --   $    --
Projected benefit obligation for service rendered to
  date..................................................    4,156    3,611     3,414     2,945
                                                          -------   ------   -------   -------
Shortage of plan assets over the projected benefit
  obligation............................................   (1,888)  (1,271)   (3,414)   (2,945)
Unrecognized net loss (gain) from past experience
  different from that assumed...........................      729      414       131      (149)
Prior service cost not yet recognized in net periodic
  pension cost..........................................      247      283       838       934
Additional minimum liability............................       --       --      (846)     (888)
Unrecognized net (asset) obligation at transition.......     (230)    (321)      510       574
                                                          -------   ------   -------   -------
Accrued pension liability...............................  $(1,142)  $ (895)  $(2,781)  $(2,474)
                                                          =======   ======   =======   =======
Net pension cost for the year ended December 31, 1993
  and December 31, 1992 included the following
  components:
     Service cost-benefits earned during the period.....  $   396   $  392   $    57   $    54
     Interest cost on projected benefit obligation......      264      255       217       204
     Actual return on plan assets.......................     (106)    (179)       --        --
     Net amortization...................................      (50)     (45)      160       160
     Deferral of asset gains............................      (73)      17        --        --
                                                          -------   ------   -------   -------
  Net period pension cost...............................  $   431   $  440   $   434   $   418
                                                          =======   ======   =======   =======

     The Bank has a profit sharing plan for all salaried employees and officers who have completed one year of continuous service. The plan is a leveraged employee stock ownership plan ("ESOP"). At December 31, 1993 the ESOP held 8.94% of outstanding stock of the Company. Profit sharing expense for the years ended December 31, 1993, 1992 and 1991 was $200,000, $1,007,000 and $1,510,000,
respectively. The amount of the contribution made by the Bank is determined each year by the Board of Directors, but is not to exceed 15% of the participants' aggregated compensation. The Bank does not offer post retirement benefits.

                    FIRSTFED FINANCIAL CORP. AND SUBSIDIARY

(11) EMPLOYEE BENEFIT PLANS (CONTINUED)

     The Company has a Stock Option and Stock Appreciation Rights Plan which allows the issuance of 342,375 shares (as adjusted for stock splits) at December 31, 1993. Options prices are based upon the market value of the common stock on the date of grant. Granted options are exercisable as follows:

 50,853 shares --  100% exercisable
 21,202 shares --   25% exercisable on the date of grant and 25% at the
                        third, fifth and seventh anniversary dates of the
                        grant
184,382 shares --   25% exercisable on the second, fourth, sixth and eighth
                        anniversary dates of the grant
 85,938 shares --   33% immediately exercisable and 33% on the first and
                        second anniversary dates

     Options expire ten years after the date of grant, or sixty days after termination of employment other than retirement, death or disability. Stock appreciation rights have also been authorized under the plan, but none have as yet been granted.

     Information with respect to stock options follows:

                                                                     1993         1992
                                                                   --------     --------
                                                                        (IN SHARES)
    Options Outstanding
      (Average option prices for 1993)
    Beginning of year ($9.45)....................................   516,616      720,729
    Granted ($19.58).............................................    15,322       56,968
    Excised ($4.10)..............................................   (33,026)    (261,077)
    Canceled ($16.11)............................................  (156,537)          (4)
                                                                   --------     --------
    End of Year ($11.70).........................................   342,375      516,616
                                                                   ========     ========
    Shares exercisable at December 31 ($9.07)....................   215,795      348,585
                                                                   ========     ========

(12) PARENT COMPANY FINANCIAL INFORMATION

     This parent company only financial information should be read in conjunction with the other notes to consolidated financial statements.

STATEMENTS OF FINANCIAL CONDITION

                                                                       DECEMBER 31,
                                                                   ---------------------
                                                                     1993         1992
                                                                   --------     --------
                                                                      (IN THOUSANDS)
    Assets:
      Cash.......................................................  $    923     $    586
      Other assets...............................................        25           25
      Investment in subsidiary...................................   212,226      209,841
                                                                   --------     --------
                                                                   $213,174     $210,452
                                                                   ========     ========
    Liabilities and Stockholders' Equity:
      Note payable...............................................  $  5,000     $  3,000
      Other liabilities..........................................      (118)         (59)
      Stockholders' equity.......................................   208,292      207,511
                                                                   --------     --------
                                                                   $213,174     $210,452
                                                                   ========     ========

                    FIRSTFED FINANCIAL CORP. AND SUBSIDIARY

(12) PARENT COMPANY FINANCIAL INFORMATION (CONTINUED)
STATEMENTS OF OPERATIONS

                                                             YEARS ENDED DECEMBER 31,
                                                          -------------------------------
                                                           1993        1992        1991
                                                          -------     -------     -------
                                                                  (IN THOUSANDS)
    Other income (expense), net.........................  $   (78)    $   (28)    $   (48)
    Equity in undistributed net earnings (loss) of
      subsidiary........................................   (1,970)     22,132      28,475
                                                          -------     -------     -------
    Net earnings (loss).................................  $(2,048)    $22,104     $28,427
                                                          =======     =======     =======

STATEMENTS OF CASH FLOWS

    Net Cash Flows from Operating Activities:
      Net earnings (loss)...............................  $(2,048)    $22,104     $28,427
      Adjustments to reconcile net earnings (loss) to
         net cash provided (used) by operating
         activities:
         Equity in net (earnings) loss of subsidiary....    1,970     (22,132)    (28,475)
         Other..........................................      (10)         (2)         (1)
                                                          -------     -------     -------
         Net cash used by operating activities..........      (88)        (30)        (49)
                                                          -------     -------     -------
    Cash Flows from Investing Activities:
      (Increase) decrease in ESOP loan..................       73      (1,026)        (36)
      (Increase) decrease in other assets...............       --         (25)         22
                                                          -------     -------     -------
    Net cash (used) by provided for investing
      activities........................................       73      (1,051)        (14)
                                                          -------     -------     -------
    Cash Flows from Financing Activities:
      Dividend from subsidiary..........................    3,000       4,250       1,000
      Capital contribution to subsidiary................   (7,355)     (4,000)         --
      Increase in notes payable.........................    2,000       3,000          --
      Purchase of treasury stock........................       --      (4,596)         --
      Benefit from stock option tax adjustment..........    2,355          --          --
      Other.............................................      352         815         347
                                                          -------     -------     -------
    Net cash provided (used) by financing activities....      352        (531)      1,347
                                                          -------     -------     -------
    Net increase (decrease) in cash.....................      337      (1,612)      1,284
    Cash at beginning of period.........................      586       2,198         914
                                                          -------     -------     -------
    Cash at end of period...............................  $   923     $   586     $ 2,198
                                                          =======     =======     =======

                    FIRSTFED FINANCIAL CORP. AND SUBSIDIARY

(13) QUARTERLY RESULTS OF OPERATIONS: (UNAUDITED)

     Summarized below are the Company's results of operations on a quarterly basis for 1993, 1992 and 1991:

                                                                    PROVISION                 NON         NET       NET EARNINGS
                                            INTEREST    INTEREST    FOR LOAN      OTHER     INTEREST    EARNINGS       (LOSS)
                                             INCOME     EXPENSE      LOSSES      INCOME     EXPENSE      (LOSS)      PER SHARE
                                            --------    --------    ---------    -------    --------    --------    ------------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
First quarter
  1993...................................   $ 58,247    $ 33,198     $44,123     $ 2,718    $ 11,454    $(16,402)      $(1.53)
  1992...................................     67,984      41,787      10,716       2,873      11,052       6,774          .62
  1991...................................     75,641      52,618       1,203       2,131      10,454       7,762          .71
Second quarter
  1993...................................   $ 56,526    $ 32,918     $ 1,849     $ 4,023    $ 11,443    $  8,328       $  .78
  1992...................................     65,800      37,889       5,847       3,370      11,818       7,972          .73
  1991...................................     76,420      51,532       1,004       1,389      10,823       8,200          .75
Third quarter
  1993...................................   $ 58,875    $ 32,586     $11,590     $ 2,964    $ 11,453    $  3,629       $  .34
  1992...................................     61,647      36,765      18,098       4,077      11,993         703          .06
  1991...................................     73,657      47,177       3,363       1,474       8,658       8,246          .75
Fourth quarter
  1993...................................   $ 55,797    $ 32,914     $10,117     $ 2,349    $ 10,948    $  2,397       $  .22
  1992...................................     60,181      35,069       6,723       2,314      11,262       6,655          .62
  1991...................................     70,812      44,429       6,263       2,065      10,547       4,219          .39
Total year
  1993...................................   $229,445    $131,616     $67,679     $12,054    $ 45,298    $ (2,048)      $ (.19)
  1992...................................    255,612     151,510      41,384      12,634      46,125      22,104         2.04
  1991...................................    296,530     195,756      11,833       7,059      40,482      28,427         2.61

(14) FAIR VALUES OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments ("SFAS No. 107"), requires that the Bank disclose estimated fair value for its financial instruments as of December 31, 1993 and 1992. Set forth below are tables showing the financial instruments shown in the Bank's statements of financial condition for which fair value are estimated to be different from their carrying value. Financial instruments whose carrying value is estimated to be equal to fair value are not included below. The following table presents fair value information for financial instruments for which a market exists. The fair values for these financial instruments were estimated based upon prices published in financial newspapers or quotations received from national securities dealers.

                                                           1993                       1992
                                                  ----------------------     ----------------------
                                                  CARRYING    ESTIMATED      CARRYING    ESTIMATED
                                                   VALUE      FAIR VALUE      VALUE      FAIR VALUE
                                                  --------    ----------     --------    ----------
                                                                    (IN THOUSANDS)
Mortgage-backed Securities.....................   $708,283     $ 715,726     $769,155     $ 783,677
Investment securities..........................     47,711        48,054       21,501        21,984
Collateralized Mortgage Obligations............     56,125        56,228       22,235        22,075

     The following table presents fair value information for financial instruments shown in the Bank's statements of financial condition for which there is no readily available market. The fair values for these financial instruments were calculated by discounting expected cash flows. Because the particulars of these financial instruments have not been evaluated for possible sale and because management does not

                    FIRSTFED FINANCIAL CORP. AND SUBSIDIARY

(14) FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

intend to sell these financial instruments, the Bank does not know whether the fair values shown below represent values at which the respective financial instruments could be sold.

                                                      1993                      1992
                                             -----------------------   -----------------------
                                                          CALCULATED                CALCULATED
                                              CARRYING    FAIR VALUE    CARRYING    FAIR VALUE
                                               VALUE        AMOUNT       VALUE        AMOUNT
                                             ----------   ----------   ----------   ----------
                                                               (IN THOUSANDS)
Adjustable Loans:
     Single Family.........................  $1,112,144   $1,154,316   $  998,502   $1,010,208
     Multi-Family..........................   1,206,197    1,215,606    1,112,523    1,121,786
     Commercial............................     227,712      213,268      244,511      224,270
Fixed Rate Loans:
     Single Family.........................      24,520       25,393       30,935       31,236
     Multi-Family..........................      13,624       14,288       26,569       27,082
     Commercial............................       4,409        4,483        4,429        4,539
  Other Real Estate Loans..................       8,654        8,800       10,500       10,638
  Non-Real Estate Loans....................       4,453        5,334        5,563        6,029
Fixed Term Certificate Accounts............   1,797,230    1,803,457    1,528,615    1,540,170
Borrowings.................................     514,700      517,953      654,500      666,493

     SFAS No. 107 specifies that fair values should be calculated based on the value of one unit. The estimates do not necessary reflect the price the Company might receive if it were to sell the entire holding of a particular financial instrument at one time.

     Fair value estimates were based on the following methods and assumptions, some of which are subjective in nature. Changes in assumptions could significantly affect the estimates.

  Cash

     The carrying amounts reported in the statements of financial conditions for this item approximate fair value.

  Investment securities and Mortgage-Backed securities

     Fair values were based on bid prices published in financial newspapers or bid quotations received from national securities dealers.

  Loans Receivable

     The portfolio was segregated into those loans with adjustable rates of interest and those with fixed rates of interest. Fair values were based on discounting future cash flows by the current rate offered for such loans with similar remaining maturities and credit risk. The amounts so determined for each loan category are reduced by the Bank's allowance for loans losses which thereby takes into consideration changes in credit risk.

  Deposits

     The fair value of deposits with no stated term such as regular passbook accounts, money market accounts and NOW accounts, is defined by SFAS No. 107 as the carrying accounts reported in the statement of financial condition. The Company had $508,250,000 in non-term accounts at December 31,

                    FIRSTFED FINANCIAL CORP. AND SUBSIDIARY

(14) FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

1993. These non-term accounts provide a source of funds to the Bank at a cost significantly below the cost of borrowing funds in the financial markets. Management believes that the Bank's non-term accounts, as a continuing source of less costly funds, provide significant additional value to the Bank that is not reflected above. The fair value of deposits with a stated maturity such as certificates of deposit is based on discounting future cash flows by the current rate offered for such deposits with similar remaining maturities.

  Borrowings

     For short term borrowings, fair value approximates carrying value. The fair value of long term borrowings is based on their interest characteristics. For variable rate borrowings, fair value is based on carrying values. For fixed rate borrowings, fair value is based on discounting future contractual cash flows by the current interest rate paid on such borrowings with similar remaining maturities.

(15) SUBSEQUENT EVENT

     On January 17, 1994, a significant earthquake struck the Southern California area. This earthquake and the related aftershocks caused damage to certain areas of Los Angeles and Ventura Counties. The Bank is still in the early stages of assessing the damage to its assets. It is estimated that less than 30% of the Bank's loans are in areas severely affected by the earthquake. At this time, the extent of damage to the collateral securing the Bank's loans or the impact on the Company's financial condition is not known.

                            FIRSTFED FINANCIAL CORP.
                                 AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                     ASSETS

                                                                    MARCH 31,
                                                                      1994         DECEMBER 31,
                                                                   (UNAUDITED)         1993
                                                                   -----------     ------------
                                                                          (IN THOUSANDS)
Cash and cash equivalents........................................   $   15,900      $   17,491
U.S. Government and other securities, at cost (market of $96,867
  and $104,282)..................................................       98,371         103,836
Loans receivable.................................................    2,718,425       2,692,036
Mortgage-backed securities (market of $679,929 and $715,726).....      698,557         708,283
Loans held for sale (market of $22,840 and $24,030)..............       22,630          23,627
Accrued interest and dividends receivable........................       21,065          21,018
Real estate......................................................       31,177          27,249
Office properties and equipment, net.............................        8,938           8,923
Investment in Federal Home Loan Bank Stock, at cost..............       39,323          38,967
Other assets.....................................................       20,083          19,687
                                                                    ----------      ----------
                                                                    $3,674,469      $3,661,117
                                                                    ==========      ==========
                                          LIABILITIES
Deposits.........................................................   $2,282,129      $2,305,480
Federal Home Loan Bank advances and other borrowings.............    1,145,718       1,093,149
Income taxes payable.............................................       16,592          16,366
Accrued expenses and other liabilities...........................       27,844          37,830
                                                                    ----------      ----------
                                                                     3,472,283       3,452,825
CONTINGENT LIABILITIES
                                     STOCKHOLDERS' EQUITY
Common stock, par value $.01 per share; authorized 25,000,000 shares; issued 11,329,706 and 11,326,191 shares, outstanding
  10,533,186 and 10,529,671 shares...............................          113             113
Additional capital...............................................       27,315          27,279
Retained earnings -- substantially restricted....................      187,535         193,650
Loan to employee stock ownership plan............................       (2,945)         (2,918)
Treasury stock, at cost, 796,520 shares..........................       (9,832)         (9,832)
                                                                    ----------      ----------
                                                                       202,186         208,292
                                                                    ----------      ----------
                                                                    $3,674,469      $3,661,117
                                                                    ==========      ==========

          See accompanying notes to consolidated financial statements.

                            FIRSTFED FINANCIAL CORP.
                                 AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                        THREE MONTHS ENDED
                                                                             MARCH 31,
                                                                       ---------------------
                                                                         1994         1993
                                                                       --------     --------
                                                                            (DOLLARS IN
                                                                            THOUSANDS)
Interest Income:
  Interest on loans and mortgage-backed securities...................  $ 53,562     $ 56,361
  Interest and dividends on investments..............................     2,163        1,886
                                                                       --------     --------
          Total interest income......................................    55,725       58,247
                                                                       --------     --------
Interest expense:
  Interest on deposits...............................................    20,274       19,168
  Interest on borrowings.............................................    11,832       14,030
                                                                       --------     --------
          Total interest expense.....................................    32,106       33,198
                                                                       --------     --------
Net interest income..................................................    23,619       25,049
Provision for loan losses............................................    24,670       44,123
                                                                       --------     --------
Net interest income (loss) after provision for losses................    (1,051)     (19,074)
                                                                       --------     --------
Other income:
  Loan and other fees................................................     1,634        1,791
  Gain on sale of loans..............................................       440          400
  Real estate operations, net........................................       382          143
  Other operating income.............................................       354          384
                                                                       --------     --------
          Total other income.........................................     2,810        2,718
                                                                       --------     --------
Non-interest expense.................................................    12,133       11,454
                                                                       --------     --------
Loss before income taxes.............................................   (10,374)     (27,810)
Income tax benefit...................................................    (4,259)     (11,408)
                                                                       --------     --------
Net loss.............................................................  $ (6,115)    $(16,402)
                                                                       ========     ========
Loss per share.......................................................  $  (0.58)    $  (1.57)
                                                                       ========     ========

          See accompanying notes to consolidated financial statements.

                            FIRSTFED FINANCIAL CORP.
                                 AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                         THREE MONTHS ENDED
                                                                             MARCH 31,
                                                                      ------------------------
                                                                        1994           1993
                                                                      ---------     ----------
                                                                           (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss............................................................  $  (6,115)    $  (16,402)
Adjustments to reconcile net loss to net cash provided by operating activities:
  Provision for loan losses.........................................     24,670         44,123
  Amortization of fees and discounts................................       (289)          (214)
  Net change to loans held for sale.................................      9,533           (210)
  Valuation adjustments on real estate sold.........................     (2,038)        (2,520)
  (Increase) decrease in interest and dividends receivable..........       (403)           660
  Decrease in negative amortization.................................         62          1,175
  Decrease in interest payable......................................     (2,781)        (1,374)
  Other.............................................................       (251)         3,805
                                                                      ---------     ----------
     Net cash provided by operating activities......................     22,388         29,043
                                                                      ---------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Loans made to customers and principal collections of loans..........    (62,041)       (80,221)
Loans repurchased...................................................     (2,908)       (24,239)
Proceeds from sales of real estate..................................     14,943         10,708
Purchase of investment securities...................................     (2,247)       (22,337)
Proceeds from maturities of investment securities...................      7,648          2,000
Other...............................................................         10         (1,257)
                                                                      ---------     ----------
     Net cash used by investing activities..........................    (44,595)      (115,346)
                                                                      ---------     ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in savings deposits.........................    (23,351)        16,445
Net increase in short term borrowings...............................     52,569        183,670
Net decrease in long term borrowings................................         --        (40,000)
Other...............................................................     (8,602)        (1,797)
                                                                      ---------     ----------
     Net cash provided by financing activities......................     20,616        158,318
                                                                      ---------     ----------
Net increase (decrease) in cash and cash equivalents................     (1,591)        72,015
Cash and cash equivalents at beginning of quarter...................     17,491         23,985
                                                                      ---------     ----------
Cash and cash equivalents at end of quarter.........................  $  15,900     $   96,000
                                                                      =========     ==========

          See accompanying notes to consolidated financial statements.

                            FIRSTFED FINANCIAL CORP.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     1. The unaudited financial statements included herein have been prepared by the Registrant pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of the Registrant, all adjustments (which include only normal recurring adjustments) necessary to present fairly the results of operations for the periods covered have been made. Certain information and note disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Registrant believes that the disclosures are adequate to make the information presented not misleading.

     It is suggested that these condensed financial statements be read in conjunction with the financial statements and the notes thereto included in the Registrant's latest annual report on Form 10-K. The results for the periods covered hereby are not necessarily indicative of the operating results for a full year.

     2. Earnings per share were computed by dividing net income by the weighted average number of shares of common stock outstanding for the period plus the effect of dilutive stock options. Weighted average shares outstanding for the primary earnings per share calculation were 10,531,702 for the three months ended March 31, 1994 and 10,417,143 for the three months ended March 31, 1993.

     3. For purposes of reporting cash flows on the "Consolidated Statement of Cash Flows", cash and cash equivalents include cash, overnight investments and securities purchased under agreements to resell.

     4. The Bank adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," ("SFAS No. 114") effective March 31, 1994. SFAS No. 114 requires the measurement of impaired loans based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of its collateral. SFAS No. 114 does not apply to large groups of smaller balance homogeneous loans that are collectively evaluated for impairment. For the Bank, loans collectively reviewed for impairment include all single family loans less than $500 thousand and multi-family loans less than $750 thousand. The adoption of SFAS No. 114 did not result in material additions to the Bank's provision for loan losses.

- ------------------------------------------------------
- ------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN
THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR
MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT
BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS
PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR
THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES
OTHER THAN THE SECURITIES DESCRIBED IN THIS
PROSPECTUS OR AN OFFER TO SELL OR THE SOLICITATION
OF AN OFFER TO BUY SUCH SECURITIES IN ANY
CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS
UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS
NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY
CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS
BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE
THE DATE HEREOF OR THAT THE INFORMATION CONTAINED
HEREIN OR THEREIN IS CORRECT AT ANY TIME SUBSEQUENT
TO ITS DATE.

            ------------------------
               TABLE OF CONTENTS

                                          PAGE
                                          ----
  Available Information.................     2
  Incorporation of Certain Documents by
    Reference...........................     2
  Prospectus Summary....................     3
  Selected Consolidated Financial
    Data................................     6
  Risk Factors..........................     8
  Use of Proceeds.......................    13
  Capitalization........................    14
  Business..............................    15
  Regulation............................    40
  Description of the Notes..............    52
  Underwriting..........................    69
  Validity of the Notes.................    69
  Experts...............................    69
  Index to Consolidated Financial
    Statements..........................   F-1

- ------------------------------------------------------
- ------------------------------------------------------


- ------------------------------------------------------
- ------------------------------------------------------

                     $50,000,000

               FIRSTFED FINANCIAL CORP.

                         % NOTES

                       DUE 2004

                 -------------------

                        [LOGO]

                 -------------------

                 GOLDMAN, SACHS & CO.

                MONTGOMERY SECURITIES

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Estimated expenses in connection with the issuance and distribution of the securities to be registered, other than underwriting discounts and commissions, are as follows:

        Registration Fee...............................................    $ 17,241
        Blue Sky Fees and Expenses.....................................         *
        Printing and Engraving Expenses................................         *
        Legal Fees and Expenses........................................     150,000
        Accounting Fees and Expenses...................................      70,000
        Indenture Trustee's Fees.......................................      10,500
        Consultant Fees................................................     250,500
        NASD Filing Fees...............................................       5,500
        Depository Fees................................................         *
        Rating Agency Fees.............................................         *
        Miscellaneous..................................................         *
                                                                           --------
          Total........................................................    $    *
                                                                           ========

- ---------------

* To be filed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Set forth below is a description of certain provisions of the Certificate of Incorporation (the "Certificate") of FFC and the General Corporation Law of the State of Delaware (the "DGCL") as it relates to the indemnification of the directors and officers of FFC. This description is intended only as a summary and is qualified in its entirety by reference to the Certificate and the DGCL.

  Elimination of Liability in Certain Circumstances

     The Certificate provides that to the fullest extent provided by law a director will not be personally liable for monetary damages to FFC or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director, except for liability (i) for any breach of the director's duty of loyalty to such corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

     While Article Eleventh of the Certificate provides directors with protection from awards for monetary damages for breaches of the duty of care, it does not eliminate the directors' duty of care. Accordingly, Article Eleventh will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of the duty of care. The provisions of Article Eleventh as described above apply to officers of FFC only if they are directors of FFC and are acting in their capacity as directors, and does not apply to officers of FFC who are not directors.

  Indemnification and Insurance

     Under the DGCL, directors and officers as well as other employees and individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

     Article Twelfth of the Certificate provides to directors and officers indemnification to the fullest extent provided by law, thereby affording the directors and officers of FFC the protections available to directors and officers of Delaware corporations. FFC has obtained directors and officers liability insurance providing coverage to its directors and officers.

ITEM 16. EXHIBITS.

      EXHIBIT NO.                                       DESCRIPTION
      -----------                                       -----------
         1                  Proposed form of Underwriting Agreement

         3.1                Certificate of Incorporation of FFC (incorporated by reference to
                            Exhibit 10(a) to FFC's Registration Statement on Form 8-A dated
                            June 4, 1987)

         3.2                By-Laws of FFC (incorporated by reference to Exhibit 3.2 to FFC's
                            Registration Statement on Form S-4 dated February 5, 1987)

         4                  Proposed form of Indenture

         5*                 Opinion of Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), regarding the validity of the
                            Notes

        12                  Computation of Ratio of Earnings to Fixed Charges

        21                  Subsidiaries

        23.1                Consent of KPMG Peat Marwick

        23.2*               Consent of Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations) (included in Exhibit 5)

        24                  Power of Attorney (included in page II-4)

        25                  Statement of Eligibility under the Trust Indenture Act of 1939 of a
                            Corporation Designated to Act as Trustee on Form T-1

- ---------------

* To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement at the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, State of California, on July 18, 1994.

                                          FIRSTFED FINANCIAL CORP.

                                          By: James P. Giraldin
                                              --------------------------------
                                              Name: James P. Giraldin
                                              Title: Executive Vice President,
                                                     Chief Financial Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Babette
E. Heimbuch, James P. Giraldin and Ann E. Lederer, or any one of them, his or her attorney-in-fact, with full power of substitution, for him or her in any and all capacities, to sign any amendments to this registration statement, and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                 TITLE                     DATE
                  ---------                                 -----                     ----
            WILLIAM S. MORTENSEN                 Director, Chairman of the        July 18, 1994
          -------------------------                Board, and Chief Executive
            William S. Mortensen                   Officer (principal
                                                   executive officer)

              JAMES P. GIRALDIN                  Executive Vice President,        July 18, 1994
          -------------------------                Chief Financial Officer
              James P. Giraldin                    (principal financial
                                                   officer)

              MICHAEL R. HILTON                  Senior Vice President,           July 18, 1994
          -------------------------                Controller (principal
              Michael R. Hilton                    accounting officer)

           SAMUEL J. CRAWFORD, JR.               Director                         July 18, 1994
          -------------------------
           Samuel J. Crawford, Jr.

           CHRISTOPHER M. HARDING                Director                         July 18, 1994
          -------------------------
           Christopher M. Harding

             BABETTE E. HEIMBUCH                 Director, President and          July 18, 1994
          -------------------------                Chief Operating Officer
             Babette E. Heimbuch

              JAMES L. HESBURGH                  Director                         July 18, 1994
          -------------------------
              James L. Hesburgh

                  SIGNATURE                                 TITLE                     DATE
                  ---------                                 -----                     ----
                JUNE LOCKHART                    Director                         July 18, 1994
          -------------------------
                June Lockhart

              CHARLES F. SMITH                   Director                         July 18, 1994
          -------------------------
              Charles F. Smith

             STEVEN L. SOBOROFF                  Director                         July 18, 1994
          -------------------------
             Steven L. Soboroff

              JOHN R. WOODHULL                   Director                         July 18, 1994
          -------------------------
              John R. Woodhull

                                      INDEX TO EXHIBITS
                                      -----------------

      EXHIBIT NO.                                       DESCRIPTION
      -----------                                       -----------
         1                  Proposed form of Underwriting Agreement

         3.1                Certificate of Incorporation of FFC (incorporated by reference to
                            Exhibit 10(a) to FFC's Registration Statement on Form 8-A dated
                            June 4, 1987)

         3.2                By-Laws of FFC (incorporated by reference to Exhibit 3.2 to FFC's
                            Registration Statement on Form S-4 dated February 5, 1987)

         4                  Proposed form of Indenture

         5*                 Opinion of Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), regarding the validity of the
                            Notes

        12                  Computation of Ratio of Earnings to Fixed Charges

        21                  Subsidiaries

        23.1                Consent of KPMG Peat Marwick

        23.2*               Consent of Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations) (included in Exhibit 5)

        24                  Power of Attorney (included in page II-4)

        25                  Statement of Eligibility under the Trust Indenture Act of 1939 of a
                            Corporation Designated to Act as Trustee on Form T-1

- ---------------

* To be filed by amendment.